SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia - Copel
CNPJ/MF 76.483.817/0001-20
State Taxpayer Number 10146326-50
Public Company - CVM 1431-1
www.copel.com     copel@copel.com
Rua Coronel Dulcídio, 800, Batel - Curitiba - PR
CEP 80420-170

FINANCIAL STATEMENTS

2009

December 2009

FINANCIAL STATEMENTS

Balance Sheets
As of December 31, 2009 and 2008
(In thousands of reais)

ASSETS	N	Parent Company		Consolidated
		2009	2008	2009	2008
CURRENT ASSETS
Cash and cash equivalents	5	479,044	318,455	1,696,152	1,813,576
Customers and distributors	6	-	-	1,063,840	976,668
Services to third parties, net	-	-	-	8,718	7,904
Dividends receivable	15	696,279	719,061	5,135	5,247
Services in progress	-	-	-	92,472	64,765
CRC transferred to State Government	7	-	-	49,549	47,133
Recoverable taxes	8	121,541	94,009	352,412	257,339
Deferred regulatory assets - CVA	9	-	-	218,500	111,098
Other regulatory assets	10	-	-	17,526	31,511
Bonds and securities	34	78,959	2	78,959	2
Collaterals and escrow accounts	11	161	436	113,701	150,794
Other receivables	12	2	2	36,591	42,856
Inventories	13	-	-	94,190	64,260

		1,375,986	1,131,965	3,827,745	3,573,153

NON-CURRENT ASSETS
Long-term receivables
Customers and distributors	6	-	-	51,377	81,930
Telecommunications services	-	-	-	1,011	3,211
CRC transferred to State Government	7	-	-	1,205,025	1,272,770
Recoverable taxes	8	62,521	121,338	438,978	462,609
Deferred regulatory assets - CVA	9	-	-	98,963	53,494
Other regulatory assets	10	-	-	-	11,085
Bonds and securities	34	-	69,063	40,103	69,063
Collaterals and escrow accounts	11	-	-	24,195	37,868
Judicial deposits	14	25,662	26,268	73,436	113,497
Investees and subsidiaries	15	988,421	929,293	-	-
Other	12	1,759	3,132	16,949	12,214
		1,078,363	1,149,094	1,950,037	2,117,741

Investments	16	7,674,713	7,472,829	395,565	395,938
Property, plant, and equipment	17	-	-	7,528,432	7,048,675
Intangible assets	18	19,798	20,552	131,717	118,119

		8,772,874	8,642,475	10,005,751	9,680,473

TOTAL ASSETS		10,148,860	9,774,440	13,833,496	13,253,626
The accompanying notes are an integral part of these financial statements.

Balance Sheets
As of December 31, 2009 and 2008
(In thousands of reais)

LIABILITIES	N	Parent Company		Consolidated
		2009	2008	2009	2008
CURRENT LIABILITIES
Loans and financing	19	15,868	24,896	81,698	98,461
Debentures	20	17,238	169,233	54,195	195,000
Suppliers	21	579	564	543,529	497,832
Taxes and social contribution	8	102,465	57,993	536,453	407,072
Dividends payable	-	84,630	239,265	90,806	245,166
Payroll, social changes and accruals	22	271	243	206,957	159,388
Post-employment benefits	23	45	34	22,505	22,066
Deferred Regulatory Liabilities - CVA	9	-	-	25,020	28,327
Other regulatory liabilities	10	-	-	8,315	26,192
Regulatory charges	24	-	-	29,523	43,123
Research and Development and Energy Efficiency	25	-	-	121,005	126,484
Other accounts payable	26	15	4	121,156	114,383

		221,111	492,232	1,841,162	1,963,494

LONG-TERM LIABILITIES
Loans and financing	19	388,254	414,959	784,144	769,056
Debentures	20	600,000	600,000	753,384	802,116
Reserves for contingencies	27	26,642	214,162	474,544	593,365
Suppliers	21	-	-	175,796	214,157
Taxes and social contribution	8	82,792	-	174,406	29,528
Post-employment benefits	23	-	-	352,976	425,879
Deferred Regulatory Liabilities - CVA	9	-	-	25,020	2,373
Other regulatory liabilities	10	-	-	26	7,257
Research and Development and Energy Efficiency	25	-	-	90,493	72,079
Deferred revenues	16	-	-	74,994	74,994
Other accounts payable	26	-	-	2,953	6,674

		1,097,688	1,229,121	2,908,736	2,997,478

NONCONTROLLING INTERESTS		-	-	253,537	239,567

SHAREHOLDERS' EQUITY	28
Stock capital		4,460,000	4,460,000	4,460,000	4,460,000
Capital reserves		838,340	838,340	838,340	838,340
Profit reserve		3,531,721	2,754,747	3,531,721	2,754,747

		8,830,061	8,053,087	8,830,061	8,053,087

TOTAL LIABILITIES		10,148,860	9,774,440	13,833,496	13,253,626
The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Income
for the years ended on December 31, 2009 and 2008
(In thousands of reais)

	N	Parent Company		Consolidated
		2009	2008	2009	2008
OPERATING REVENUES	29
Electricity sales to final customers		-	-	3,253,687	2,968,880
Electricity sales to distributors		-	-	1,394,806	1,363,094
Use of main transmission grid		-	-	3,635,969	3,473,098
Telecommunications revenues		-	-	104,844	80,604
Distribution of piped gas		-	-	261,325	283,709
Other		-	-	146,045	136,010
		-	-	8,796,676	8,305,395

DEDUCTIONS FROM OPERATING REVENUES	30	-	-	(3,179,365)	(2,846,617)

NET OPERATING REVENUES		-	-	5,617,311	5,458,778

Operating costs	31
Electricity purchased for resale		-	-	(1,681,876)	(1,615,086)
Use of main transmission grid		-	-	(609,649)	(466,652)
Personel and management		-	-	(630,037)	(531,031)
Pension and healthcare plans		-	-	(13,479)	(25,737)
Materials and supplies		-	-	(58,390)	(49,175)
Raw materials and supplies for electricity generation		-	-	(21,231)	(19,274)
Natural gas and supplies for the gas business		-	-	(135,353)	(163,846)
Third-party services		-	-	(228,536)	(190,269)
Depreciation and amortization		-	-	(363,597)	(376,789)
Other		-	-	(23,962)	(35,583)
		-	-	(3,766,110)	(3,473,442)

GROSS OPERATING INCOME		-	-	1,851,201	1,985,336

Other Income (Expenses)	31
Sales expenses		-	-	(45,566)	(29,769)
General and administrative expenses		(75,140)	(13,365)	(388,226)	(256,912)
Other revenues (expenses), net		187,068	(39,861)	(70,132)	(252,015)
		111,928	(53,226)	(503,924)	(538,696)

RESULT OF OPERATIONS		111,928	(53,226)	1,347,277	1,446,640

Interest income (expenses)	32
Interest income		133,892	107,428	365,918	488,620
Interest expenses		(211,757)	(172,633)	(300,294)	(394,257)
		(77,865)	(65,205)	65,624	94,363

EQUITY IN RESULTS OF INVESTEES	16	1,048,689	1,227,542	14,327	13,956
INCOME BEFORE INCOME TAX AND SOCIAL
CONTRIBUTION		1,082,752	1,109,111	1,427,228	1,554,959

INCOME TAX AND SOCIAL CONTRIBUTION	8
Income tax and social contribution		-	(18,372)	(287,602)	(352,064)
Deferred income tax and social contribution		(56,319)	(11,995)	(89,724)	(106,082)
		(56,319)	(30,367)	(377,326)	(458,146)

NET INCOME BEFORE
NONCONTROLLING INTERESTS		1,026,433	1,078,744	1,049,902	1,096,813

NONCONTROLLING INTERESTS		-	-	(23,469)	(18,069)

NET INCOME FOR THE YEAR		1,026,433	1,078,744	1,026,433	1,078,744
NET INCOME PER OUTSTANDING SHARES AT YEAR END
/EXPRESSED IN BRAXILIAN REAIS	28	3.7508	3.9420	3.7508	3.9420
The accompanying notes are an integral part of these financial statements.

	N	Parent Company		Consolidated
		2009	2008	2009	2008
OPERATING REVENUES	29
Electricity sales to final customers		-	-	3.253.687	2.968.880
Electricity sales to distributors		-	-	1.394.806	1.363.094
Use of main transmission grid		-	-	3.635.969	3.473.098
Telecommunications revenues		-	-	104.844	80.604
Distribution of piped gas		-	-	261.325	283.709
Other		-	-	146.045	136.010
		-	-	8.796.676	8.305.395

DEDUCTIONS FROM OPERATING REVENUES	30	-	-	(3.179.365)	(2.846.617)

NET OPERATING REVENUES		-	-	5.617.311	5.458.778

Operating costs	31
Electricity purchased for resale		-	-	(1.681.876)	(1.615.086)
Use of main transmission grid		-	-	(609.649)	(466.652)
Personel and management		-	-	(630.037)	(531.031)
Pension and healthcare plans		-	-	(13.479)	(25.737)
Materials and supplies		-	-	(58.390)	(49.175)
Raw materials and supplies for electricity generation		-	-	(21.231)	(19.274)
Natural gas and supplies for the gas business		-	-	(135.353)	(163.846)
Third-party services		-	-	(228.536)	(190.269)
Depreciation and amortization		-	-	(363.597)	(376.789)
Other		-	-	(23.962)	(35.583)
		-	-	(3.766.110)	(3.473.442)

GROSS OPERATING INCOME		-	-	1.851.201	1.985.336

Other Income (Expenses)	31
Sales expenses		-	-	(45.566)	(29.769)
General and administrative expenses		(75.140)	(13.365)	(388.226)	(256.912)
Other revenues (expenses), net		187.068	(39.861)	(70.132)	(252.015)
		111.928	(53.226)	(503.924)	(538.696)

OPERATING INCOME BEFORE FIANCIAL RESULTS AND
EQUITY IN RESULTS OF INVESTEES		-	-	1,347,277	1,446,278

RESULT OF OPERATIONS		111.928	(53.226)	1.347.277	1.446.640

Interest income (expenses)	32
Interest income		133.892	107.428	365.918	488.620
Interest expenses		(211.757)	(172.633)	(300.294)	(394.257)
		(77.865)	(65.205)	65.624	94.363

EQUITY IN RESULTS OF INVESTEES	16	1.048.689	1.227.542	14.327	13.956
INCOME BEFORE INCOME TAX AND SOCIAL
CONTRIBUTION		1.082.752	1.109.111	1.427.228	1.554.959

INCOME TAX AND SOCIAL CONTRIBUTION	8
Income tax and social contribution		-	(18.372)	(287.602)	(352.064)
Deferred income tax and social contribution		(56.319)	(11.995)	(89.724)	(106.082)
		(56.319)	(30.367)	(377.326)	(458.146)

NET INCOME BEFORE
NONCONTROLLING INTERESTS		1.026.433	1.078.744	1.049.902	1.096.813

NONCONTROLLING INTERESTS		-	-	(23.469)	(18.069)

NET INCOME FOR THE YEAR		1.026.433	1.078.744	1.026.433	1.078.744
NET INCOME PER OUTSTANDING SHARES AT YEAR END
/EXPRESSED IN BRAXILIAN REAIS	28	3,7508	3,9420	3,7508	3,9420
The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Shareholders’ Equity
for the years ended on December 31, 2009 and 2008
(In thousands of reais)

	Capital	Capital	Legal Investments		Retained
	stock	reserves	reserve	reserve	earnings	Total
Balance as of December 31, 2007	4,460,000	838,340	323,653	1,614,184	-	7,236,177
Net income for the year	-	-	-	-	1,078,744	1,078,744
Appropriation of net income
Legal reserve	-	-	53,937	-	(53,937)	-
Interest on equity	-	-	-	-	(228,000)	(228,000)
Dividends	-	-	-	-	(33,834)	(33,834)
Investment reserve	-	-	-	762,973	(762,973)	-
Balance as of December 31, 2008	4,460,000	838,340	377,590	2,377,157	-	8,053,087
Net income for the year	-	-	-	-	1,026,433	1,026,433
Appropriation of net income
Legal reserve	-	-	51,322	-	(51,322)	-
Interest on equity	-	-	-	-	(230,000)	(230,000)
Dividends	-	-	-	-	(19,459)	(19,459)
Investment reserve	-	-	-	725,652	(725,652)	-
Balance as of December 31, 2009	4,460,000	838,340	428,912	3,102,809	-	8,830,061

Consolidated Statements of Cash Flows
for the years ended on December 31, 2009 and 2008
(In thousands of reais)

	Note	Parent Company		Consolidated
		2009	2008	2009	2008
Cash flows from operating activities
Net income for the period		1,026,433	1,078,744	1,026,433	1,078,744

Adjustments to reconcile net income to cash provided by operating activities:
Reversal of allowance for doubtful accounts	31.f	-	-	16,448	(5,824)
Depreciation	17.e	-	-	384,336	395,312
Amortization of intangible assets - concession	18.e	754	63	3,829	3,829
Amortization of intangible assets - goodwill	18.e	-	-	-	1,791
Amortization of intangible assets - other	18.e	-	-	3,383	3,811
Unrealized monetary and exchange variations, net		14,117	80,034	52,823	98,526
Equity in results of investees	16.b	(1,048,689)	(1,227,542)	(14,327)	(13,956)
Deferred income tax and social contribution	8.a	56,319	11,995	89,724	106,082
Variations in the regulatory assets and liabilities - CVA	9.b	-	-	(113,154)	(204,425)
Variations in other regulatory assets and liabilities, net		-	-	232	(51,643)
Provision (reversal) for tax incentives	16.b	733	23,902	733	23,902
Accruals for long-term liabilities	31.f	(8,478)	8,246	111,098	104,718
Reversal of provision for post-employment benefits	23.c	-	-	(61,385)	(38,329)
Provision for R&D and energy efficiency	25	-	-	28,115	-
REFIS installments - Law no. 11,941/2009	8.d	(42,088)	-	7,118	-
Loss on disposal of investments		-	-	-	8,742
Loss on disposal of property, plant, and equipment, net	17.e	-	-	38,618	14,565
Loss on disposal of intangible assets, net	18.e	-	-	487	516
Noncontrolling interests		-	-	23,469	18,069

Increase (decrease) in assets
Customers and distributors		-	-	(73,640)	86,522
Telecommunications services		-	-	809	4,439
Dividends and interest on capital received from investees		869,004	759,256	15,846	13,444
Services in progress		-	-	(27,707)	(13,422)
CRC transferred to State Government	7.b	-	-	130,967	120,048
Recoverable taxes		(25,034)	(4,205)	(84,965)	(61,253)
Inventories		-	-	(29,930)	(12,065)
Judicial deposits		317	8,794	14,511	(1,931)
Other receivables		1,375	(360)	1,786	19,543

Increase (decrease) in liabilities
Loans and financing - interest paid		(40,020)	(38,799)	(119,102)	(156,512)
Debentures - interest paid		(81,172)	(94,216)	(110,035)	(122,984)
Provisions for contigencies	27	-	-	(36,155)	(28,921)
Suppliers		15	(568)	1,747	131,322
Taxes and social contribution charges		(10,722)	6,100	10,095	8,297
Payroll and labor accruals		28	81	47,569	13,269
Post-employment benefits		11	11	(11,079)	(10,423)
Regulatory charges		-	-	(13,600)	10,401
Research and development and energy efficiency		-	-	(28,432)	(1,239)
Other accounts payable		11	(22)	12,552	28,087
Noncontrolling interests		-	-	(9,499)	(10,029)
Net cash provided by operating activities		712,914	611,514	1,289,718	1,561,023
(next page)

Consolidated Statements of Cash Flows
for the years ended on December 31, 2009 and 2008
(In thousands of reais)

(continued)

	Note	Parent Company		Consolidated
		2009	2008	2009	2008
Cash flows from investing activities
Bonds and securities		-	(69,063)	(14,989)	(69,063)
Collaterals and escrow accounts		279	2,287	18,499	1,508
Loans to related parties		(15,000)	-	-	-
Payments under loans to related parties		-	176,027	-	-
Acquisition of control in Dominó Holdings - net of acquired cash		-	-	-	(108,962)
Disposal (acquisition) of other investments - net of acquired cash	16.b	(150)	(58,584)	(151)	134
Additions to property, plant, and equipment	17.e	-	-	(957,313)	(697,713)
Additions to intangible assets	18.e	-	-	(21,566)	(8,416)
Special obligations	17.e	-	-	57,421	79,673
Proceeds from sale of property, plant and equipment	17.e	-	-	6,373	11,297
Net cash used in investing activities		(14,871)	50,667	(911,726)	(791,542)

Cash flows from financing activities
Now of loans and financing	19	-	-	144,262	34,818
Payment of the principal amount of loans and financing		-	-	(62,987)	(86,492)
Payment of the principal amount of debentures		(133,360)	(133,320)	(163,175)	(176,072)
Dividends and interest on capital paid		(404,094)	(266,592)	(413,516)	(269,030)
Net cash used in financing activities		(537,454)	(399,912)	(495,416)	(496,776)

Net increase in cash and cash equivalents		160,589	262,269	(117,424)	272,705

Cash and cash equivalents at the beginning of the year	5	318,455	56,186	1,813,576	1,540,871
Cash and cash equivalents at the end of the year	5	479,044	318,455	1,696,152	1,813,576

Variation in cash		160,589	262,269	(117,424)	272,705
The accompanying notes are an integral part of these financial statements

Supplementary cash flow information

Income tax paid
Transactions not affecting cash
Business acquisitions
Assets acquired including goodwill	-	-	-	116,713
Liabilities assumed	-	-	-	(6,487)

Acquisition price paid	-	-	-	110,226
Cash and cash equivalents acquired	-	-	-	(1,264)

Acquisition price, net of acquired cash and cash equivalents	-	-	-	108,962

Income tax and social contribution paid on net income	5,422	-	331,676	348,916

Consolidated Statements of Added Value
for the years ended on December 31, 2009 and 2008
(In thousands of reais)

	Note	Parent Company		Consolidated
		2009	2008	2009	2008
Revenues
Sales of electricity, services, and other revenues	29	-	-	8,796,676	8,305,395
Allowance for doubtful accounts	31-f	-	-	(16,448)	5,824
Other operating revenues (expenses)		591	(23,514)	(32,015)	(30,059)
Total		591	(23,514)	8,748,213	8,281,160

( - ) Supplies acquired from third parties
Electricity purchased for resale		-	-	1,885,246	1,787,845
Use of the main transmission grid ( - ) ESS		-	-	569,140	458,067
Materials, supplies, and services from third-parties		4,351	3,923	406,836	353,885
Natural gas and supplies for the gas business		-	-	179,362	195,265
Emergency capacity charges and PROINFA		-	-	326	254
Other		(185,790)	16,994	8,549	160,573
Total		(181,439)	20,917	3,049,459	2,955,889

( = ) GROSS ADDED VALUE		182,030	(44,431)	5,698,754	5,325,271

( - ) Depreciation and amortization	31	754	63	391,548	404,743

( = ) NET ADDED VALUE		181,276	(44,494)	5,307,206	4,920,528

( + ) Transferred Added Value
Interest income	32	133,892	107,428	376,352	488,620
Equity pick up in results of investees		1,048,689	1,227,542	14,327	13,956

Total		1,182,581	1,334,970	390,679	502,576

ADDED VALUE TO DISTRIBUTE		1,363,857	1,290,476	5,697,885	5,423,104
(next page)

Consolidated Statements of Added Value
for the years ended on December 31, 2009 and 2008
(In thousands of reais)

(continued)
	Note	Parent Company				Consolidated
		2009	%	2008	%	2009	%	2008	%
DISTRIBUTION OF ADDED VALUE:

Personnel
Salaries and wages	31-c	5,657		4,806		538,665		484,257
Pension and healthcare plans	23-c	222		140		14,177		30,016
Meal assistance and education allowance	31-c	-		-		55,695		49,078
Social charges - FGTS		342		271		38,555		34,694
Labor indemnifications (reversal)	31-c	-		-		56,852		(825)
Profit sharing	31-c	-		-		64,995		65,816
Transfer to construction in progress	31-c	-		-		(86,746)		(80,214)
Total		6,221	0.5	5,217	0.4	682,193	12.0	582,822	10.7

Government
Federal		119,282		33,792		1,862,542		1,747,205
State		-		-		1,785,795		1,595,280
Municipal		-		-		2,636		3,019
Total		119,282	8.7	33,792	2.6	3,650,973	64.1	3,345,504	61.8

Financing agents
Interests and penalties		211,757		172,568		301,110		385,166
Leases and rents	31-g	164		155		13,707		12,799
Total		211,921	15.5	172,723	13.4	314,817	5.5	397,965	7.3

Shareholders
Noncontrolling interest		-		-		23,469		18,069
Interest on capital		230,000		228,000		230,000		228,000
Proposed dividends		19,459		33,834		19,459		33,834
Profit reserves		776,974		816,910		776,974		816,910
Total		1,026,433	75.3	1,078,744	83.6	1,049,902	18.4	1,096,813	20.2

		1,363,857	100.0	1,290,476	100.0	5,697,885	100.0	5,423,104	100.0
The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
for the years ended on December 31, 2009 and 2008
(In thousands of reais, except where otherwise indicated)

1 Operations

Companhia Paranaense de Energia - COPEL (COPEL, the Company or the Parent Company) is a public company with shares traded on Corporate Governance Level 1 of BOVESPA’s Special Listings and on stock exchanges in the United States of America and Spain. Copel is a mixed capital company, controlled by the Government of the State of Paraná, engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but particularly electric energy. These activities are regulated by the National Electric Energy Agency - ANEEL, which reports to the Ministry of Mining and Energy - MME. Additionally, COPEL takes part in consortiums, private enterprises, or mixed capital companies in order to operate mostly in the areas of energy, telecommunications, natural gas, and water supply and sanitation.

COPEL’s wholly-owned subsidiaries and other subsidiaries, and consortium are featured below. Non financial/accounting information, such as information about supplied market, installed capacity, and assured power, has not been audited by the independent auditors.

a) Copel Geração e Transmissão S.A.

COPEL Geração e Transmissão S.A. operates the company’s power generation, which is based on the operation of 17 hydroelectric power plants and one thermal power plant, listed below, amounting to total installed capacity of 4,549.61 MW, and power transmission business, based on 30 substations at voltages equal to or greater than 230 kV and 1,942.0 km of transmission lines in Paraná, most of which are part of the Brazilian Basic Transmission Network. The concession for 1,773.3 km of these lines expires in July 2015, the concession for 137.1 km (Bateias – Jaguariaíva 230 kV line) expires in August 2031, and the concession for 31.6 km (Bateias – Pilarzinho 230 kV line) expires in March 2038, subject to extension at the discretion of the granting authority (Note 29.a).

Power Plants	River	Installed	Assured	Date
		capacity	power	concession	Year of
		(MW)	(avg MW)	was issued	expiration
Hydroelectric facilities	.
Gov. Bento Munhoz da Rocha Netto
(Foz do Areia)	Iguaçu	1,676.00	576.00	05.24.1973	05.23.2023
Gov. Ney Aminthas de Barros Braga
(Segredo)	Iguaçu	1,260.00	603.00	11.14.1979	11.15.2029
Gov. José Richa (Caxias)	Iguaçu	1,240.00	605.00	05.02.1980	05.04.2030
Gov. Pedro Viriato Parigot de Souza	Capivari-Cachoeira	260.00	109.00	04.23.1965	07.07.2015
Guaricana	Arraial	36.00	13.60	08.13.1976	08.16.2026
Chaminé	São João	18.00	11.60	08.13.1976	08.16.2026
Apucaraninha	Apucaraninha	10.00	6.71	10.13.1975	10.12.2025
Mourão	Mourão	8.20	5.30	01.20.1964	07.07.2015
Jordão River Diversion	Jordão	6.50	5.85	11.14.1979	11.15.2029
Marumbi(a)	Ipiranga	4.80	3.94	-	-
São Jorge	Pitangui/Tibagi	2.30	1.62	12.04.1974	12.03.2024
Chopim I	Chopim	1.98	1.27	03.20.1964	07.07.2015
Rio dos Patos	Rio dos Patos/Ivaí	1.72	1.13	02.14.1984	02.14.2014
Cavernoso	Cavernoso/Iguaçu	1.30	0.86	01.07.1981	01.07.2031
Salto do Vau(b)	Palmital	0.94	0.60	01.27.1954	-
Pitangui(b)	Pitangui	0.87	0.57	12.05.1954	-
Melissa(b)	Melissa	1.00	0.57	10.08.1993	-
Thermal facility
Figueira		20.00	10.30	03.21.1969	03.26.2019
Total		4,549.61	1,956.92
(1) Submitted to approval by ANEEL.
(2) Facilities under 1 MW are only subject to registration before ANEEL.

b) Copel Distribuição S.A.

COPEL Distribuição S.A. is the wholly-owned subsidiary which runs the Company's power distribution and regulated sales to 1,109 locations in 392 out of the 399 municipalities in the State of Paraná, and also to the town of Porto União, in the State of Santa Catarina. Its current concession, which is set to expire on July 7, 2015, may be extended for another 20 years, at the discretion of the granting authority.

c) Copel Telecomunicações S.A.

COPEL Telecomunicações S.A. is a wholly-owned subsidiary engaged in providing communications and telecommunications services and in conducting studies, projects, and planning in the field of telecommunications, as well as any related activities, as authorized by law, for an indeterminate period of time, on a non-exclusive basis, both nationally and internationally, with a service area comprising the State of Paraná and Region II of the General Grants Plan of the National Telecommunications Agency - ANATEL, which reports to the Ministry of Communications.

d) Companhia Paranaense de Gás - Compagas

Compagas is a mixed capital company in which COPEL holds a 51% interest and whose main activity is the supply of piped natural gas, through a 520-km long distribution network set up throughout Paraná in the municipalities of Araucária, Curitiba, Campo Largo, Balsa Nova, Palmeira, Ponta Grossa, and São José dos Pinhais. Compagas supplies a total of 6,731 customers, comprising 102 industrial customers, 34 vehicular gas stations, 253 commercial customers, 6,338 households, 2 co-generation plants, one company which uses natural gas as a raw material, and the Araucária Thermal Power Plant.

e) Elejor – Centrais Elétricas do Rio Jordão S.A.

ELEJOR is a special purpose company in which COPEL holds a 70% voting interest and which was set up to implement and run the Fundão – Santa Clara Power Complex, on the Jordão River, within the Iguaçu River sub-basin, in the State of Paraná, comprising the Santa Clara and Fundão Power Plants. These facilities feature 240.34 MW of installed capacity, in addition to small hydropower units embedded in the Santa Clara and Fundão dams, with 3.6 MW and 2.4 MW of installed capacity, respectively. The concession for the project was signed on October 25, 2001 for a 35-year term, renewable for up to 20 years upon request by the holder and at ANEEL’s discretion.

f) COPEL Empreendimentos Ltda.

COPEL Empreendimentos Ltda. is limited liability company wholly-owned by COPEL Geração e Transmissão and set up to provide services in connection with the planning, coordination, and organization of companies involved in power generation and transmission, and with power plant management, construction, operation, and maintenance, in addition to holding interests in other companies.

g) UEG Araucária Ltda.

UEG Araucária Ltda. is a limited liability company in which COPEL holds an 20% interest and COPEL Empreendimentos holds a 60% interest, and which was set up to generate and sell electric power, using natural gas as fuel. The Araucária Power Plant has an installed capacity of 484.15 MW. Its authorization to operate as an independent power producer was issued by ANEEL on December 22, 1999 for a 30-year term, renewable upon request by the holder and at the granting authority’s discretion.

On December 28, 2006, UEG Araucária signed an agreement with Petróleo Brasileiro S.A. -Petrobras, a minority shareholder, leasing the Araucária Thermal Power Plant for a period of one year, ended on December 31, 2007 and extended a few times until December 31, 2008. On February 19, 2009, the lease was renewed for another three years, as of January 1, 2009 and until December 31, 2011, subject to early termination should UEG Araucária successfully participate at ANEEL-sponsored power auctions. The lease provides for the use of the Araucária Power Plant for power generation by Petrobras, at its own expense; UEG Araucária is entitled to lease payments comprising a fixed and a variable portion, pursuant to the lease agreement.

h) Centrais Eólicas do Paraná Ltda.

Centrais Eólicas do Paraná Ltda. is a limited liability company held by Copel (with a 30% interest) and Copel Generation and Transmission (with a 70% interest). It has been set up to build, assemble, and operate a 2.5 MW wind power plant, in the region of Palmas, in the State of Paraná.

i) Dominó Holdings S.A.

Dominó Holdings S.A. is a company which owns 34.75% of the share capital of the Sanitation Company of Paraná – SANEPAR, a mixed capital company whose business comprises basic sanitation services, including water supply and sewage collection and treatment. Since January 2008, when it became the holder of 45% of Dominó Holding' share capital by acquiring the 30% interest held by Sanedo Participações Ltda., COPEL has exercised joint control of the company together with the remaining shareholders.

j) Consórcio Energético Cruzeiro do Sul

Consórcio Energético Cruzeiro do Sul is an independent power producer, owned by COPEL Geração e Transmissão (51%), and by Eletrosul Centrais Elétricas S.A. (49%). On October 10, 2006, at Auction of Power from New Projects 004/2006, this company won the rights to the concession of the Mauá Hydroelectric Power Plant, which will feature 361 MW of installed capacity; the concession is valid for 35 years from the date of signature, which took place on July 3, 2007.

2 Presentation of the Financial Statements

Authorization for the publication of these financial statements was granted at Meeting of the Board of Officers held on March 15, 2010.

The financial statements are in accordance with the accounting practices adopted in Brazil, with the provisions of the Brazilian Corporate Law, as amended by Law no. 11,638/2007 and Law no. 11,941/2009, with the specific legislation enacted by ANEEL, and with the regulations of the Brazilian Securities and Exchange Commission (CVM).

Consolidation

COPEL has consolidated the financial statements of its wholly-owned subsidiaries and of the subsidiaries listed in Note 1.

The financial statements of jointly-controlled subsidiary Dominó Holdings have been adjusted to comply with COPEL’s accounting practices and have been proportionally consolidated, applying COPEL’s ownership percentage to each item of these statements.

All other subsidiaries observe the same accounting practices adopted by COPEL.

The dates of the financial statements of investees, which have been used for the calculation of the results of equity in these companies and for consolidation purposes, coincide with those of the Parent Company. The balance sheets and statements of operations of the companies included in the consolidation are shown in Note 37 and 38, reclassified for the purpose of ensuring consistency with the chart of accounts adopted by COPEL.

The Parent Company’s investments in the shareholders’ equities of subsidiaries, their shareholders’ equities, as well as the balances of assets, liabilities, revenues, costs, and expenses arising from intercompany operations, have been eliminated upon consolidation, and the non controlling interests are shown separately in the liabilities section of the balance sheets and in the statement of operations, so that the consolidated financial statements effectively represent the balances of transactions with third parties.

Expenditures in connection with Consórcio Energético Cruzeiro do Sul are recorded as property, plant, and equipment in progress, proportionally to COPEL’s share in the consortium.

The balance sheets and the statements of operations of the wholly-owned subsidiaries and other subsidiaries are featured in Note 37, and their statements of operations are featured in Note 38, reclassified for the purpose of ensuring consistency with the account classification adopted by COPEL.

For purposes of presentation and comparison, the following reclassifications have been made in the statements as of December 31, 2008:

.
Original account	Reclassified account	Consolidated
		12.31.2008
Long-term receivables	Long-term receivables
Investments (a)	Property, plant, and equipment	56,517

a) Consórcio Energético Cruzeiro do Sul, pursuant to ANEEL Ruling no. 3,467, dated 18.09.2008, applicable as of 01.01.2009 (Note 17.g)

We have not identified any adjustments which could have an impact on the Company’s income and on its shareholders’ equity as of December 31, 2008.

3 Changes in the Brazilian Accounting Practices

With the enactment of Law no. 11,638/2007, which has updated the Brazilian corporate legislation so as to bring the accounting practices adopted in Brazil closer to the International Financial Reporting Standards (IFRS), new technical accounting rules and pronouncements have been published, in compliance with the IFRS, by the Accounting Pronouncements Committee (CPC).

As of the date of these financial statements, 27 new technical pronouncements have been issued by CPC and approved by CVM rulings, for mandatory application as of 2010. The technical pronouncements (CPCs) and technical interpretations (ICPCs) applicable to COPEL, in light of its operations, are:

CPC/IPC no.	Title

CPC 15	Business combinations
CPC 16	Inventories
CPC 18	Investments in subsidiaries and investees
CPC 19	Investments in joint ventures
CPC 20	Cost of loans
CPC 21	Interim statements
CPC 22	Information by segments
CPC 23	Accounting policies, changes in estimates, and error correction
CPC 24	Subsequent event
CPC 25	Provisions, contingent liabilities, and contingent assets
CPC 26	Presentation of financial statements
CPC 27	Property, Plant, and Equipment
CPC 30	Revenues
CPC 31	Noncurrent assets maintained for sale and discontinued operations
CPC 32	Taxes on income
CPC 33	Employee benefits
CPC 36	Consolidated statements
CPC 37	Initial adoption of international accounting standards (IFRS 1)
CPC 38	Financial instruments: recognition and measurement
CPC 39	Financial instruments: presentation
CPC 40	Financial instruments: evidence
CPC 43	Initial adoption of CPC Pronouncements 15 to 40
ICPC 01	Concession agreements (IFRIC 12)
ICPC 03	Complementary aspects of leasing operationsl (IFRIC 4, SIC 15, and SIC 27)
ICPC 08	Accounting for proposed dividend payments
ICPC 09	Individual financial statements, separate financial statements, consolidated financial statements, and aplication of the equity method
ICPC 10	Interpretation of the initial application to p., p.,& e. and investment assets of technical pronouncements CPCs 27,28,37, and 43

Company management is currently reviewing the impacts of the changes introduced by these new pronouncements. In the case of adjustments resulting from the adoption of the new accounting practices as of January 1, 2010, COPEL will assess the need to recalculate the effects these changes would have had on its 2009 financial statements, for purposes of comparison, as if they had been in effect since the beginning of the fiscal year ended of December 31, 2009.

4 Main Accounting Practices

a) General Accounting Practices

1) Cash and cash equivalents

Comprises cash balances, checking account balances, and financial investments. These are shown at cost, plus earnings accrued as of the final date of the fiscal year, have immediate liquidity, and are subject to an insignificant risk of change in value.

2) Customers and distributors

This item comprises billed energy sales to final customers and to distributors, estimated energy supplied but unbilled as of the date of the statements, and supply of natural gas, accounted for on an accrual basis.

3) Materials and supplies (including those under property, plant, and equipment)

Materials and supplies in inventory, classified under current assets, have been recorded at their average purchase cost, and those assigned for investments, classified under property, plant, and equipment, have been recorded at their actual purchase cost (goods in bulk, such as poles and cables, are recorded according to average cost). Recorded amounts do not exceed their replacement costs or realization figures.

4) Bonds and Securities

This item comprises National Treasury bonds classified as held until maturity, thus recorded at cost plus yield calculated according to the respective yield curves.

5) Investments

Permanent interests in subsidiaries and investees have been recorded under the equity method. Other investments have been recorded at their purchase cost, net of provision for losses, when applicable.

6) Goodwill based on expected future profitability

Goodwill on acquisition of investments whose economic basis is future profitability has been amortized linearly over a 10-year period, until December 31, 2008.

7) Intangible assets - concessions

Amounts recorded as intangible assets at the time of acquisitions of interests in companies companies which holds concessions have been amortized over the respective remaining terms of each concession.

8) Impairment test

Property, plant, and equipment and intangible assets are reappraised annually to detect evidence of unrecoverable losses or whenever significant events or changes in circumstances indicate that the book value of any such asset may not be recoverable. Whenever there is a loss, resulting from situations where an asset’s book value exceeds its recoverable value, defined as the greater between the asset’s value in use and its net sale value, this loss is charged to the statements of operations.

9) Loans, financing, and debentures

Loans, financing, and debentures are adjusted according to monetary and exchange rate variations up to the date of the financial statements, including interest and other contractual charges.

10) Taxes and social contributions

Operating revenues (sales of energy and revenue services) are subject to value-added tax (Imposto sobre Circulação de Mercadorias e Serviços or ICMS) and service tax (Imposto sobre Serviços or ISS), at the applicable rates, and to the PIS (Social Integration Program), COFINS (Contribution for the Financing of Social Security), and PASEP (Program for the Formation of the Civil Servants' Fund) social contributions.

Credits resulting from the non-cumulative nature of PIS/PASEP and COFINS charges are featured as deductions from the cost of products sold in the statement of income.

Recoverable advance payments of amounts eligible for offsetting are featured in current or noncurrent assets, according to their expected realization.

Income tax and social contribution tax credits, which are calculated based on taxable income (adjusted income), at the applicable rates, which are: 15%, plus 10% on any amounts exceeding R$ 240 a year, for corporate income tax, and 9% for social contribution. Thus, the additions of temporarily non deductible expenses or the exclusion of temporarily non taxable revenues are adjusted in the profit for the year to calculate taxable income and generate deferred tax assets and liabilities.

.

Deferred tax credits resulting from tax losses or negative bases for the calculation of social contribution are recognized only as long as there is a possibility of a positive tax basis against which they may be settled. Deferred income tax and social contribution assets have been calculated on tax losses, negative bases for the calculation of social contribution, and temporary discrepancies, at the applicable rates, and take into account the expected future generation of taxable income, discounted at present value and based on technical feasibility studies approved by the Company’s Board of Directors.

COPEL, as allowed under Provisional Measure no. 449/2008, has chosen the Transitional Tax System (RTT) for fiscal years 2008 and 2009.

11) Pension and healthcare plan

The costs incurred in connection with the COPEL Foundation’s pension and healthcare plan are recorded pursuant to CVM Instruction no. 371, dated December 13, 2000.

12) Reserve for contingencies

These are recorded until the date of the financial statements based on likely estimates of losses, in light of the nature of each contingency.

13) Other rights and obligations

All other assets and liabilities, whenever required by law or by contract, are adjusted until the date of the financial statements.

14) Use of estimates

The preparation of financial statements, in accordance with the accounting practices adopted in Brazil, requires that COPEL’s senior management make estimates and adopt assumptions that indeed affect the reported figures of assets and liabilities, the disclosure of contingent assets and liabilities on the date of the balance sheet, and the reported figures of revenues and expenses. Actual figures may may differ than these estimates. The main estimates in the financial statements refer to the recording of the effects resulting from the provision for doubtful accounts, the useful lives of property, plant, and equipment, the reduction of the recoverable value of noncurrent assets, the reserve for contingencies, income tax, pension plan and post-employment benefit assumptions, unbilled energy supply to final customers, and the sale and purchase of energy in the Electric Energy Trading Chamber (CCEE), whose billing and settlement are subject to review by CCEE participants.

15) Calculation of income

Revenues, costs, and expenses are recognized on the accrual basis, i.e., when products are delivered and services actually rendered, regardless of when cash is received or paid.

The operating revenues are recognized when: (i) the amount of the sale is reliably measurable; (ii) the costs incurred or to be incurred in the transaction are reliably measurable; (iii) it is likely that the economic benefits will be received by the Company; and (iv) the risks and benefits have been fully transferred to the respective final customer or buyer.

16) Tax Incentives

Tax incentives are recorded at their historical cost, adjusted to their estimated realizable amount .

17) Net income per outstanding share

Net income per outstanding share is calculated based on the number of shares outstanding at the balance sheet date.

18) Fair Value of Financial Instruments

The fair values of publicly quoted investments are based on the current purchase prices. The Company sets the fair value of financial instruments with no active market or published prices through valuation techniques. These include the use of recent transactions with third parties, reference to other instruments which are substantially similar, analysis of discounted cash flows, and price-setting models which use the largest amount of information generated by the market and the lowest amount of information generated by Company management.

b) Power Sector-Specific Regulated Accounting Practices

1) Regulatory assets and liabilities

The rate setting mechanism in Brazil guarantees the recovery of certain COPEL Distribuição’s costs in connection with the purchase of power and with regulatory charges through annual rate increases. Following ANEEL instructions, COPEL Distribution records variations of these costs as deferred regulatory assets and liabilities, when there is a likely expectation that future revenues, equivalent to the incurred costs, will be billed and collected, as direct result of the inclusion of such costs in an adjusted rate set according to the parametric formula established in the company’s concession agreement.

Deferred regulatory assets and liabilities are realized upon authorization by the granting authority for their inclusion in COPEL Distribuição’s rate basis, which is adjusted annually on the anniversary date of its concession agreement.

2) Allowance for doubtful accounts

The allowance for doubtful accounts is deemed sufficient by COPEL’s senior management to cover potential losses on the realization of customer receivables and others whose recovery is considered unlikely.

This allowance is set up based on the amounts overdue by residential customers for over 90 days, the amounts overdue by commercial customers for over 180 days, and the amounts overdue by industrial and rural customers, public agencies, public lighting, and public services for over 360 days, pursuant to the Electric Utility Accounting Manual. It comprises receivables billed until the date of the balance sheets, accounted for on an accrual basis.

3) Property, Plant, and Equipment in service

Recorded at their acquisition or construction cost. Depreciation is calculated under the straight line method, based on accounting balances recorded in the respective Record Units, pursuant to DNAEE Ordinance no. 815, dated November 30, 1994, supplemented by ANEEL Resolution no. 15, dated December 24, 1997. Annual depreciation rates are set in the tables annexed to ANEEL Resolution no. 240, dated December 5, 2006, replaced by Resolution no. 367, dated June 26, 2009.

4) Construction work in progress

Overhead expenses are allocated to property, plant, equipment and other construction in progress. The allocation of direct expenses with personnel and third-party services is based on criteria permitted by ANEEL. These costs are recovered through the rate-setting mechanism.

Financial charges, interest, and monetary variation on financing from third-parties in connection with property, plant, and equipment in progress are allocated to these items of property, plant, and equipment in progress during the construction period (Note 19).

5) Special obligations

In compliance with Accounting Instruction 6.3.23 of the Electric Utility Accounting Manual, special obligations related to the concession, corresponding to contributions received from federal, state, or municipal governments and from customers in general for investments on the electric energy distribution network, are recorded in a specific subgroup of the noncurrent liabilities and are presented as a reduction of property, plant, and equipment. The amortization is calculated based on the use of the same average depreciation rates applicable to the corresponding assets.

6) Intangible assets

Recorded at their purchase or development cost. Amortization, when applicable, is calculated under the linear method.

7) Unbilled revenues

Unbilled revenues correspond to revenues from sales of power to final customers which have been delivered but not yet billed and to revenues from the use of the distribution grid not yet billed, both of which are calculated based on estimates covering the period from the meter reading day to the last day of the month.

8) Power purchase and sale transactions in the Spot Market (CCEE)

Power purchase and sale transactions in CCEE are recorded on the accrual basis according to the information disclosed by the Trading Chamber or to estimates prepared by COPEL’s senior management, when this information is not available in time.

9) Energy Efficiency Programs (EEPs), Research and Development (R&D), National Scientific and Technological Development Fund (FNDCT), and Ministry of Mining and Energy (MME)

These are research and development and energy efficiency programs to which utilities are required by ANEEL to allocate 1% of their net operating revenues.

The funds are applied to projects approved by ANEEL and in contributions to FNDCT and to the Ministry of Mining and Energy (MME).

10) Environmental Issues

Environmental assets are capitalized when the allocation of expenses in connection with certain items of property, plant, and equipment is in compliance with the rules set forth under the Electric Utility Accounting Manual. Expenses not attributable to property, plant, and equipment are recognized directly to the statements of operations for the year.

Environmental liabilities are recognized under liabilities when their occurrence is likely and may be reasonably estimated.

5 Cash and cash equivalents

	Parent Company		Consolidated
	2009	2008	2009	2008
Cash and banks	166	2,196	79,617	88,161
Short term investments
Federal banks	478,878	316,259	1,614,023	1,720,936
Private banks	-	-	2,512	4,479
	478,878	316,259	1,616,535	1,725,415
	479,044	318,455	1,696,152	1,813,576

Short-term investments are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value. These short-term investments comprise Certificates of Deposit (CDs) issued by official banks; transactions with buyback commitments - the issuer (Bank) is committed to buying a security back, and the buyer is committed to selling it; and quotas in investment funds which hold government issued securities (managed by official banks). These investments have yielded on average 100% of the variation of the Interbank Deposit Rate as of December 31, 2009 and 2008.

6 Customers and Distributors, Net

		Not yet	Overdue for	Overdue for		Consolidated
		due	up to 90 days	over 90 days		Total
					2009	2008
Consumers
Residential		103,803	82,437	3,488	189,728	164,189
Industrial		114,796	26,150	36,026	176,972	155,920
Commercial		78,145	28,020	3,358	109,523	93,828
Rural		14,469	6,347	134	20,950	18,575
Public agencies		18,456	15,705	3,993	38,154	24,948
Public lighting		12,888	250	179	13,317	14,341
Public services		11,969	417	2	12,388	12,286
Unbilled		170,960	-	-	170,960	151,659
Energy installment plan		83,915	4,220	9,287	97,422	91,614
Energy installment plan - long-term		48,036	-	-	48,036	78,123
Low income customer rates (a)		11,386	-	-	11,386	28,800
Penalties on overdue bills		3,625	3,713	2,647	9,985	9,101
State Government-"Luz Fraterna" Program		1,793	2,234	3	4,030	7,500
Gas supply		14,155	466	105	14,726	22,450
Other receivables		1,023	8,342	6,067	15,432	17,256
Other receivables - long-term		3,341	-	-	3,341	3,732
		692,760	178,301	65,289	936,350	894,322
Distributors
Bulk supply
Bulk supply - CCEE (Note 33)		40,504	-	105	40,609	9,931
Power auction		127,854	-	-	127,854	96,074
Bilateral contracts		27,713	-	-	27,713	74,026
Reimbursement to generators		282	-	21	303	571
Reimbursement to generators - long-term		-	-	-	-	321
Short-term bulk supply		-	-	123	123	126
		196,353	-	249	196,602	181,049
Charges for use of power grid
Power grid		11,873	858	2,378	15,109	16,246
Basic Network and connection grid		20,926	104	144	21,174	23,511
		32,799	962	2,522	36,283	39,757

Provision for doubtful accounts (b)		-	-	(54,018)	(54,018)	(56,530)
		921,912	179,263	14,042	1,115,217	1,058,598
31.12.2009	Current	870,535	179,263	14,042	1,063,840
	Long-term	51,377	-	-	51,377
31.12.2008	Current	821,363	147,530	7,775		976,668
	Long-term	81,930	-	-		81,930

a) Low income customers rate

In September 2002, the Company started applying the low income rate to electricity bills based on the new criteria for eligibility as low income customers.

On December 17, 2002, Law no. 10,604 modified the means of compensation to utilities, authorizing the granting of an economic subsidy, in order to contribute to the low price of the low income rate. This subsidy is funded by the dividend surplus owed by Centrais Elétricas Brasileiras S.A. -Eletrobrás to the Federal Government, in connection with the sale of power by Federal Government-owned generation companies at power auctions, and by Global Reversal Reserve (RGR) funds.

ANEEL, through different resolutions, set forth a new methodology for the calculation of the economic subsidy to which utilities are entitled, in order to offset the effects of the rate policy applicable to low income customers. As of December 2009, the low income rate was applied to 706,652 customers, who account for 24.71% of the total of 2,859,738 residential customers supplied by COPEL.

The balance receivable as of December 31, 2009 refers to installments which have already been approved by ANEEL and which are yet to be passed by Eletrobrás.

b) Allowance for doubtful accounts

COPEL’s senior management has considered the following amounts as sufficient to cover potential losses on the realization of receivables:

			Additions /
		Consolidated	(reversals)	Write-offs	Consolidated
		2008			2009
Consumers and distributors
Residential		5,544	9,969	(9,268)	6,245
Industrial		40,735	4,800	(5,434)	40,101
Commercial		8,506	275	(2,918)	5,863
Rural		177	297	(289)	185
Public agencies		947	325	-	1,272
Public lighting		169	(20)	-	149
Public services		-	1	(1)	-
Utilities		206	(3)		203
Utilities - long-term		246	(246)	-	-
		56,530	15,398	(17,910)	54,018
	Current total	56,284	15,644	(17,910)	54,018
	Long-term total	246	(246)	-	-

The applied criteria, in addition to taking into account management’s experience as far as the record of actual losses, also comply with the parameters recommended by ANEEL.

7 Recoverable Rate Deficit (CRC) transferred to the Government of the State of Paraná

By means of a fourth amendment dated January 21, 2005, the Company again renegotiated with the Government of Paraná the outstanding CRC (Account for Compensation of Income and Losses) balance as of December 31, 2004, in the amount of R$ 1,197,404, to be paid in 244 installments under the Price amortization system, restated according to the IGP-DI inflation index plus interest of 6.65% p.a., with the first installment due on January 30, 2005 and the others due in subsequent and consecutive months.

The State Government has been in compliance with the payments of the renegotiated installments according to the terms of the fourth amendment to the CRC agreement. Amortizations are secured by resources from dividends.

a) Maturity of noncurrent installments

		Consolidated
	2009	2008
2010		50,268
2011	52,845	53,611
2012	56,359	57,176
2013	60,107	60,979
2014	64,105	65,034
2015	68,368	69,359
2016	72,915	73,972
2017	77,764	78,892
2018	82,936	84,138
2019	88,451	89,734
2020	94,334	95,702
2021	100,607	102,066
2022	107,298	108,854
after 2022	278,936	282,985
	1,205,025	1,272,770

b) Changes in CRC Transferred to the Government of the State of Paraná

	Current	Noncurrent	Consolidated
Balances	portion	portion	total
As of 2007	40,509	1,209,853	1,250,362
Interest and fees	79,539	-	79,539
Monetary variation	1,286	108,764	110,050
Transfers	45,847	(45,847)	-
Amortization	(120,048)	-	(120,048)
As of 2008	47,133	1,272,770	1,319,903
Interest and fees	83,834	-	83,834
Monetary variation	(192)	(18,004)	(18,196)
Transfers	49,741	(49,741)	-
Amortization	(130,967)	-	(130,967)
As of 2009	49,549	1,205,025	1,254,574

8 Taxes and Social Contribution

	Parent Company		Consolidated
	2009	2008	2009	2008
Current assets
Deferred IRPJ and CSLL (a)	5,625	3,127	41,238	40,183
IRPJ and CSLL paid in advance (b)	115,916	90,882	279,241	189,135
VAT (ICMS) paid in advance (c)	-	-	29,868	26,863
PIS/Pasep and Cofins taxes paid in advance	-	-	908	-
Other taxes paid in advance	-	-	1,157	1,158
	121,541	94,009	352,412	257,339
Long-term receivables
Deferred IRPJ and CSLL (a)	62,521	121,338	355,021	400,141
VAT (ICMS) paid in advance (c)	-	-	83,957	62,468
	62,521	121,338	438,978	462,609
Current liabilities
Deferred IRPJ and CSLL (a)	-	-	80,443	48,630
IRPJ and CSLL due	-	-	123,486	115,476
VAT (ICMS) due	-	-	164,209	132,380
PIS/Pasep and Cofins taxes due	13,948	14,706	24,687	38,353
Tax recovery programs (d)	81,114	35,068	107,974	35,068
Income tax withheld on interest on capital	6,534	7,378	29,027	30,791
Other taxes	869	841	6,627	6,374
	102,465	57,993	536,453	407,072
Long-term liabilities
Deferred IRPJ and CSLL (a)	-	-	42,756	28,910
VAT (ICMS) due	-	-	547	618
Tax recovery programs (d)	82,792	-	131,103	-
	82,792	-	174,406	29,528
IRPF = Corporate income tax
CSLL = Social contribution on net income

a) Deferred income tax and social contribution

The Company records deferred income tax, calculated at the rate of 15%, plus an additional rate of 10%, and deferred social contribution, at the rate of 9%.

Tax credits related to the pension and healthcare plans are being realized according to the actuarial assessment conducted annually by an independent actuary, pursuant to the rules set forth in CVM Instruction no. 371/2000. Deferred taxes on all other accruals will be realized as judicial rulings are issued and regulatory assets are realized.

Under current tax legislation, tax losses and negative bases for social contributions may be offset against future income, up to the limit of 30% of the taxable income for each year, without expiration period.

Tax credits have been recorded as follows:

.
	Parent Company		Consolidated
	2009	2008	2009	2008
Current assets
Pension and healthcare plans	5,545	3,073	5,545	3,073
Tax losses	-	-	4,172	4,405
Passive CVA	-	-	8,507	9,631
Temporary additions	80	54	23,014	23,074
	5,625	3,127	41,238	40,183
Noncurrent assets
Tax losses and negative tax basis	8,006	3,487	17,802	13,283
Pension and healthcare plans	-	-	119,669	144,552
Temporary additions:	-	-	-	-
Provisions for contingencies	32,068	94,389	149,066	181,711
Provision for doubtful accounts	1,839	1,839	22,350	22,959
FINAN provision	3,291	4,563	3,291	4,563
Passive CVA	-	-	8,507	-
Provisions for regulatory liabilities	-	-	7,705	7,062
Provision for effects of network charges	-	-	6,922	6,923
Amortization of goodwill	17,317	17,060	19,709	19,088
	62,521	121,338	355,021	400,141
(-) Current liabilities
Active CVA	-	-	74,290	34,438
Surplus power	-	-	195	928
Temporary exclusions	-	-	5,958	13,264
	-	-	80,443	48,630
(-) Noncurrent liabilities
Temporary exclusions
Active CVA	-	-	33,647	17,068
TUSD, aquiculture, and irrigation rates	-	-	155	32
Regulatory assets	-	-	-	3,982
Gas supply	-	-	8,954	7,828
	-	-	42,756	28,910
	68,146	124,465	273,060	362,784

The Company’s Board of Directors and Fiscal Council have approved the technical study prepared by the Chief Finance, Investor Relations, and Corporate Partnerships Office on future profitability projections, discounted at present value, which points out to the realization of deferred taxes. The consolidated estimated realizable amount for 2010 is negative on account of the realization of deferred income tax and social contribution liabilities. According to the estimate of future taxable income, the realization of deferred taxes is broken down below:

.	Parent Company			Consolidated
	Estimated	Actual	Estimated	Estimated	Actual	Estimated
	realizable	realized	realizable	realizable	realized	realizable
.	amount	amount	amount	amount	amount	amount
2009	6,173	63,839		66,942	100,994
2010	-	-	5,625	-	-	(39,205)
2011	-	-	18,603	-	-	71,822
2012	-	-	2,721	-	-	35,274
2013	-	-	2,338	-	-	60,524
2014	-	-	2,684	-	-	29,288
2015 to 2017	-	-	1,839	-	-	37,740
until 2019	-	-	34,336	-	-	77,617
	6,173	63,839	68,146	66,942	100,994	273,060

Projected future income will be revised by management upon the approval of the financial statements for fiscal year 2009.

b) Income tax and social contribution paid in advance

Amounts recorded as corporate income tax (IRPJ) and social contribution on net income (CSLL) paid in advance refer to corporate tax return credits and amounts withheld.

c) Recoverable ICMS (VAT)

The amounts recorded as recoverable ICMS (VAT) refer to credits from the acquisition of property, plant, and equipment under Supplemental Law no. 87/96, which shall be recovered monthly at the rate 1/48 pursuant to Supplemental Law no. 102, dated July 11, 2000.

d) Tax recovery programs - REFIS

.	Parent Company
	Debt	Benefits - Law		Updated debt	Advance	Updated debt
	amount	no. 11,941	SELIC interest	amount	payment	amount
Refis program - INSS (1)	35,068	-	-	35,068	-	35,068
.
Law no. 11,941/09 (2)
COFINS tax - lawsuit	196,839	(60,174)	1,321	137,986	(9,148)	128,838
	196,839	(60,174)	1,321	137,986	(9,148)	128,838
	231,907	(60,174)	1,321	173,054	(9,148)	163,906

.	Consolidated
	Debt	Benefits - Law		Updated debt	Advance	Updated debt
	amount	no. 11,941	SELIC interest	amount	payment	amount
Refis program - INSS (1)	35,068	-	-	35,068	-	35,068
Law no. 11,941/09 (2)
IRPJ	42,538	(8,762)	326	34,102	(2,231)	31,871
CSLL	5,925	(1,460)	43	4,508	(311)	4,197
COFINS tax	43,956	(9,853)	330	34,433	(2,305)	32,128
PIS/PASEP tax	9,543	(2,139)	72	7,476	(501)	6,975
COFINS tax - lawsuit	196,839	(60,174)	1,321	137,986	(9,148)	128,838
	298,801	(82,388)	2,092	218,505	(14,496)	204,009
	333,869	(82,388)	2,092	253,573	(14,496)	239,077

The effects on 2009 income are shown below:

.
	Parent Company	Consolidated
Reversal of provision for contingencies (Note 31.c)	178,753	178,753
Taxes (PIS/PASEP and COFINS) - deductions from revenues (Note 30)	-	(31,359)
Taxes - operating expenses (Note 31.g)	(61,872)	(61,872)
Financial expense - interest (Note 32)	(73,555)	(90,164)
Financial expense - penalties (Note 32)	(1,238)	(2,476)
	42,088	(7,118)

1) REFIS Program

On December 16, 2000, COPEL signed up for the Tax Recovery Program (REFIS), established by Law no. 9,964, dated April 10, 2000, in order to pay in 60 monthly installments an outstanding debt to the National Social Security Institute (INSS) in the consolidated amount (net of interest and fines) of R$ 82,540, retroactive to March 1, 2000. At the end of this period, a balance remained, pending a ruling by the fiscal authority regarding the right by COPEL to use certain tax credits, which were later rejected.

On September 14, 2006, COPEL signed up for a new tax recovery program, called Special Installment Plan or PAEX, created under Provisional Measure no. 303/06, to pay off the remaining balance under REFIS taking advantage of the benefits of this plan (80% discount off the penalties imposed and 30% off interest due), resulting, according to Social Security's initial calculation, in the amount of R$ 37,782 to be paid in six installments, adjusted according to the SELIC interest rate. These installments have already been paid.

Nevertheless, the INSS has already indicated it plans to “restore” the interest charges that were waived under REFIS I, in the amount of R$ 38,600 (as of September 2006). For purposes of provisioning, this amount has been restated and lowered 30%, pursuant to the benefit afforded under article 9 of Provisional Measure 303/96. COPEL, however, has disputed this claim, requesting that the calculations that supposedly justify this charge be presented. As of the date of these statements, INSS has not yet made a final decision on how it will calculate the grand total of this debt, thus it has suspended the collection of the respective credits.

Accordingly, in light of these circumstances, the Company maintained the provision in the amount of R$ 35,068 to cover the new INSS claim under PAEX.

2) Installment Plan – Law no. 11,941/09

Pursuant to a ruling by the 4th District Federal Court, which became final on August 18, 1998, COPEL was granted immunity from the levy of COFINS tax on power sales from 1995 until June 2001. Even though this ruling was final, the Federal Revenue Service (RFB) issued COPEL two notices for failure to collect COFINS tax: on February 19, 2002, notice no. 10980.000932/2002-90, for fiscal year 1997, and on August 22, 2003, notice no. 10980.007831/2003-21, for the first three quarters of 1998. Simultaneously, it filed a lawsuit requesting the cancellation of the immunity ruling, which, after a long legal battle regarding the lapse of RFB's right to dispute the ruling, has been submitted to 4th District Federal Court for judgment on the merits. COPEL has thus reclassified the corresponding risk of loss as probable, since there’s consolidated legal precedent in favor of the federal government.

As this lawsuit was reclassified as probable loss, in November 2009 COPEL chose to apply for the installment plan created under Law no. 11,941, dated May 27, 2009, to pay off the COFINS-related debt in connection with the two notices mentioned above. Since there has been a provision in connection with this lawsuit in the amount of R$ 184,037, and in light of the reduced penalties afforded under Law no. 11,941/09, the original amount of this debt became R$ 136,665, which, restated according to the SELIC interest rate as of December 31, 2009 (pursuant to article 3, paragraph 3, of that law), totals R$ 137,986.

The Company also included in this installment plan fiscal debts owed by COPEL Distribuição in connection with income tax and social contribution in February 2004, and income tax in December 2007, March 2008, and April 2008, which amount to R$ 48,463. These taxes were paid through compensation statements, which have not been approved by RFB. Taking into account reduced penalties and restatement by the SELIC interest rate (pursuant to Law no. 11,941/2009), the amount of this debt as of December 31, 2009 was R$ 38,610. COPEL further included debts resulting from revised bases for calculation of PIS/PASEP and COFINS taxes for 2005 to 2008, in the amount of R$ 53,499, which, taking into account reduced penalties and restatement by the SELIC interest rate (pursuant to article 3, paragraph 3, of Law no. 11,941/2009), amounted to R$ 41,909 as of December 31, 2009.

With the payment of two installments and the accrual of SELIC interest as of December 31, 2009, pursuant to article 3, paragraph 3, of Law no. 11,941, the total outstanding debt is R$ 253,573.

As of the date of these statements, there has been no consolidation of installments by RFB.

COPEL has rigorously fulfilled its obligations in connection with these installment plans.

e) Conciliation of the provision for income tax and social contribution

The conciliation of the provision for income tax (IRPJ) and social contribution (CSLL), calculated at the applicable rates, with the amounts recorded in the statement of income is shown below:

	Parent Company		Consolidated
	2009	2008	2009	2008
Income before IRPJ and CSLL	1,082,752	1,109,111	1,427,228	1,554,959
IRPJ and CSLL (34%)	(368,136)	(377,098)	(485,258)	(528,686)
Tax effects on:
Interest on capital	78,200	77,520	78,200	77,520
Dividends	142,680	136,806	3,295	2,882
Equity in investees	70,660	150,825	1,575	1,305
FINAM - (losses) and gains	(183)	(5,976)	(183)	(5,976)
Present value adjustment - Compagas	-	-	(912)	(819)
Non-deductible expenses	-	(829)	(917)	(1,627)
Tax benefits - Law no. 11,941/09	20,460	-	27,904	-
Tax incentives	-	-	3,530	4,699
Other	-	(11,615)	(4,560)	(7,444)
Current IRPJ and CSLL	-	(18,372)	(287,602)	(352,064)
Deferred IRPJ and CSLL	(56,319)	(11,995)	(89,724)	(106,082)
Actual rate - %	5.2%	2.7%	26.4%	29.5%

9 Account for Compensation of “Portion A” Variations

The Account for Compensation of “Portion A” Variations (CVA) records variations of the following Portion A cost items, as approved at the time of the annual rate reviews and as actually disbursed by companies during the year: Purchase of Power (Bilateral Contracts, Itaipu, and Auctions), Power Transport Costs (Transport of Power from Itaipu and Basic Network Charges), and Power Sector Charges – Fuel Consumption Account (CCC) quota; Energy Development Account (CDE) quota; System Service Charges (ESS); and Program of Incentives for Alternative Energy Sources (Proinfa) quotas.

Under Resolution no. 839, dated June 23, 2009, ANEEL authorized COPEL Distribuição to apply, as of June 24, 2008, an average rate increase of 18.04% to its rates for sales to final customers, of which 11.42% correspond to the annual rate review and 6.62% correspond to financial components, including the Portion A regulatory asset (CVA), which amounts to R$ 252,951, composed of two installments: CVA being processed for rate year 2008-2009, in the amount of R$ 264,025, and CVA balance from previous years to be offset, in the amount of (R$ 11,074).

COPEL expects that the amounts classified as noncurrent assets will be recovered by June 2011.

a) Breakdown of CVA balances

	Current		Long-term
Consolidated	assets		receivables
	2009	2008	2009	2008
Recoverable Portion A variations, 2008 rate review
Fuel Consumption Account - CCC	-	17,966	-	-
Charges for use of trans.sys. (Basic Network)	-	15,908	-	-
Power purchased for resale (Itaipu)	-	11,611	-	-
Charges for system services - ESS	-	9,133	-	-
Energy Development Account - CDE	-	169	-	-
Incentives to Alternative Energy Sources - Proinfa	-	2,817	-	-
	-	57,604	-	-
Recoverable Portion A variations, 2009 rate review
Fuel Consumption Account - CCC	7,482	8,512	-	8,512
Charges for use of trans.sys. (Basic Network)	21,052	12,412	-	12,412
Power purchased for resale (Itaipu)	49,036	16,588	-	16,588
Charges for system services - ESS	17,038	13,121	-	13,121
Energy Development Account - CDE	6,139	204	-	204
Incentives to Alternative Energy Sources - Proinfa	10,986	-	-	-
Power purchased for resale (CVA Energy)	6,191	1,881	-	1,881
Transport of purchased power (Itaipu)	1,613	776	-	776
	119,537	53,494	-	53,494
Recoverable Portion A variations, 2010 rate review
Fuel Consumption Account - CCC	17,166	-	17,166	-
Charges for use of trans.sys. (Basic Network)	18,277	-	18,277	-
Power purchased for resale (Itaipu)	23,042	-	23,042	-
Energy Development Account - CDE	2,830	-	2,830	-
Incentives to Alternative Energy Sources - Proinfa	252	-	252	-
Power purchased for resale (CVA Energy)	36,547	-	36,547	-
Transport of purchased power (Itaipu)	849	-	849	-
	98,963	-	98,963	-
	218,500	111,098	98,963	53,494

	Current		Long-term
Consolidated	liabilities		liabilities
	2009	2008	2009	2008
Portion A variations subject to offsetting, 2008 rate review
Power purchased for resale (CVA Energy)	-	25,727	-	-
Transport of purchased power (Itaipu)	-	227	-	-
	-	25,954	-	-
Portion A variations subject to offsetting, 2009 rate review
Incentives to alternative sources (Proinfa)	-	2,373	-	2,373
	-	2,373	-	2,373
Portion A variations subject to offsetting, 2010 rate review
Charges for system services - ESS	25,020	-	25,020	-
	25,020	-	25,020	-
	25,020	28,327	25,020	2,373

b) Changes in the CVA

.	Balance in					Balance in
	2008	Deferral	Amortization	Restatement	Transfers	2009
Assets
Fuel Consumption Account - CCC	34,990	30,874	(26,329)	2,279	-	41,814
Charges for use of trans. syst. (Basic Network)	40,732	51,833	(38,872)	3,913	-	57,606
Power purchased for resale (Itaipu)	44,787	106,811	(64,172)	7,694	-	95,120
Charges for system services - ESS	35,375	5,875	(27,831)	3,619	-	17,038
Energy Development Account - CDE	577	17,080	(6,762)	904	-	11,799
Incentives to Alternative Sources - Proinfa	2,817	21,878	(14,668)	1,463	-	11,490
Power purchased for resale (CVA Energy)	3,762	79,692	(6,704)	2,535	-	79,285
Transport of purchased power (Itaipu)	1,552	3,223	(1,701)	237	-	3,311
	164,592	317,266	(187,039)	22,644	-	317,463
Current	111,098	113,480	(187,039)	17,728	163,233	218,500
Non-current	53,494	203,786	-	4,916	(163,233)	98,963
Liabilities
Charges for system services - ESS	-	49,260	-	780	-	50,040
Incentives to Alternative Sources - Proinfa	4,746	(4,712)	-	(34)	-	-
Power purchased for resale (CVA Energy)	25,727	-	(27,214)	1,487	-	-
Transport of purchased power (Itaipu)	227	-	(261)	34	-	-
	30,700	44,548	(27,475)	2,267	-	50,040
Current	28,327	7,880	(27,475)	1,794	14,494	25,020
Non-current	2,373	36,668	-	473	(14,494)	25,020

10 Other Regulatory Assets and Liabilities

Consolidated balances are shown below:

	Assets			Liabilities
		Non			Non
	current	current	total	current	current	total
						2009
Copel Distribuição
Adj. installments - transmission charges (a)	6,088	-	6,088	7,255	-	7,255
Uncovered amount - CIEN contract (b)	11,438	-	11,438	-	-	-
Other	-	-	-	1,060	26	1,086
	17,526	-	17,526	8,315	26	8,341

	Assets			Liabilities
		Non			Non
	current	current	total	current	current	total
						2008
Copel Distribuição
Adj. installments - transmission charges (a)	11,458	6,088	17,546	14,511	7,255	21,766
Uncovered amount - CIEN contract (b)	20,053	4,997	25,050	-	-	-
Other	-	-	-	2	2	4
	31,511	11,085	42,596	14,513	7,257	21,770
Copel Geração e Transmissão
Adj. installments - transmission charges (a)	-	-	-	11,679	-	11,679
	31,511	11,085	42,596	26,192	7,257	33,449

a) Basic Network Charge Adjustment

The concession agreements signed by the transmission utilities contain a clause which sets the date of July 1, 2005 as the date of the first periodic review of annual allowed revenues. The rate review was concluded and its results were approved on July 1, 2007, applicable retroactively to July 1, 2005. Thus, it became necessary to calculate the retroactive discrepancy for the period from 2005 to 2007, which has been treated as a “review adjustment share”.

This balance, which has been accrued by transmission utilities, was offset over 24 months, from July 2007 until June 2009.

ANEEL has calculated the discrepancy corresponding to the “connection point review adjustments” for all distribution utilities, resulting in a balance of R$ 22,915 to be paid by COPEL Distribution to COPEL Transmission. As far as the “basic network review adjustments", the application of COPEL Distribution's participation percentage to the total adjustment share resulted in the amount of R$ 29,020 to be collected from the remaining transmission utilities which underwent the rate review process.

Out of the amounts that are being settled with the transmission utilities, R$ 10,739, which correspond to the “connection point review adjustments”, and R$ 14,511, which correspond to the “basic network review adjustments”, have been taken into account in COPEL Distribution’s June 2008 rate review, and the remainder was taken into account in the June 2009 rate review and shall be settled by June 2010.

b) Contracted Energy Shortfall – CIEN Contract

The amount of R$ 30,112 refers to an advance for the coverage of COPEL's uncovered power demand, which had to be supplied through spot market transactions from January through April 2008, due to the termination of the agreement with Companhia de Interconexão Energética – CIEN, authorized under MME Ordinance no. 294/2006. This amount was tentatively taken into account in COPEL Distribuição’s June 2008 rate review. The discrepancies resulting from the review of the amounts recorded provisionally in advance amounted to R$ 22,875, which was taken into account in the 2009 rate review and which shall be settled by June 2010.

11 Collaterals and Escrow Accounts

	Parent Company		Consolidated
	2009	2008	2009	2008
Current assets
Escrow accounts	161	436	113,701	150,794
	161	436	113,701	150,794

Noncurrent assets
Collateral under STN agreement (Note 19.b)	-	-	24,195	37,868
	-	-	24,195	37,868

There is a sum of R$ 21,072 invested in Unibanco S.A., restated as of December 31, 2009, yielding 100% of the variation of the DI rate (R$ 19,730 as of 2008, yielding 100.5% of the variation of the DI rate), in a reserve account set up to secure a debt to BNDESPAR, in connection with the issue of ELEJOR debentures, pursuant to a Private Agreement on Revenue Attachment and Other Covenants.

There are R$ 59,787, restated as of December 31, 2009 (R$ 54,403 as of 2008), invested in Banco do Brasil, yielding 100% of the variation of the DI rate, in a reserve account set up to secure to ANEEL the construction of the Mauá Power Plant by COPEL Geração e Transmissão.

The remaining deposits meet the requirements of the Electric Energy Trading Chamber (CCEE) and are tied to the operations conducted at power auctions, CCEE settlements, and ANEEL auctions.

12 Other Receivables

	Consolidated
	2009	2008
Current assets
Advance payments to employees	8,352	8,264
Advance payments	8,149	9,305
Decommissioning in progress	6,181	4,795
Disposal of property and rights	4,535	1,872
Installment plan for Onda Provedor de Serviços	4,349	4,348
Recoverable salaries of transferred employees	3,663	3,819
Services to third-parties	3,577	1,347
Advance payments to suppliers	2,381	5,187
Compulsory loans	926	1,806
Acquisition of fuels under the Fuel Consumption Account (CCC)	638	185
Lease of the Araucária Power Plant	550	7,474
Provision for doubtful accounts	(10,896)	(9,531)
Other receivables	4,186	3,985
	36,591	42,856
Noncurrent assets
Advance payments to suppliers	8,290	2,435
Disposal of property and rights	4,437	4,788
Compulsory loans	3,814	3,561
Other receivables	408	1,430
	16,949	12,214

The provision for doubtful accounts refers to the balance of installments owed by Onda Provedor de Serviços, whose realization is unlikely, and to an unrealizable amount mostly comprising wages of loaned employees.

13 Inventories

Consolidated			Property, plant, and equipment in
	Operation / Maintenance		progress - inventories
	2009	2008	2009	2008
Copel Geração e Transmissão	9,683	10,423	17,911	19,286
Copel Distribuição	76,170	48,150	167,529	100,094
Copel Telecomunicações	7,166	5,151	17,641	14,507
Compagás	1,171	536	6,576	5,071
Elejor	-	-	1,051	1,051
	94,190	64,260	210,708	140,009

14 Judicial Deposits

The balances of judicial deposits under noncurrent receivables are shown below:

Consolidated	Total	Deduction of	Long-term	Long-term
	judicial deposits	contingencies	receivables	receivables
			2009	2008
Labor claims	61,642	(23,722)	37,920	58,637
Civil claims:
Suppliers	22,822	(22,822)	-	-
Civil claims	16,932	(10,568)	6,364	14,846
Easements	2,391	-	2,391	10,660
Customer claims	1,426	(1,426)	-	1,835
	43,571	(34,816)	8,755	27,341
Tax claims	53,722	(27,029)	26,693	26,671
Others	68	-	68	848
	159,003	(85,567)	73,436	113,497

Parent Company	Total	Deduction of	Long-term	Long-term
	judicial deposits	contingencies	receivables	receivables
			2009	2008
Tax claims	52,666	(27,004)	25,662	25,653
Civil claims	288	(288)	-	-
Others	-	-	-	615
	52,954	(27,292)	25,662	26,268

Escrow Accounts have been classified under Reserve for Contingencies and are detailed in Note 27.

15 Dividends Receivable

	Parent Company		Consolidated
	2009	2008	2009	2008
Investees
Sanepar
Dividends and/or interest on capital	-	-	5,135	5,247
.	-	-	5,135	5,247
Subsidiaries
Copel Geração e Transmissão
Dividends and/or interest on capital	473,108	562,618	-	-
	473,108	562,618	-	-
Copel Distribuição
Dividends and/or interest on capital	206,481	141,100	-	-
Transferred financing - STN (a)	64,279	94,006	-	-
Loan agreement (b)	658,724	597,227	-	-
	929,484	832,333	-	-
Copel Telecomunicações
Dividends and/or interest on capital	1,156	3,655	-	-
	1,156	3,655	-	-
Compagas
Dividends and/or interest on capital	4,196	5,515	-	-
	4,196	5,515	-	-
Elejor
Loan agreement (c)	265,418	238,060	-	-
Dividends and/or interest on capital	5,005	936	-	-
	270,423	238,996	-	-
Centrais Eólicas do Paraná
Dividends and/or interest on capital	1,685	-	-	-
	1,685	-	-	-
Dominó Holdings
Dividends and/or interest on capital	4,648	5,237	-	-
	4,648	5,237	-	-
	1,684,700	1,648,354	-	-
	1,684,700	1,648,354	5,135	5,247
Current assets - Dividends receivable	696,279	719,061	5,135	5,247
Noncurrent receivables	988,421	929,293	-	-

a) Transferred financing - STN

The Company transferred existing loans and financing to its wholly-owned subsidiaries at the time of their constitution in 2001. Nevertheless, since the agreements for transfer to the respective subsidiaries have not been formalized before the financial institutions, these amounts are also recorded under the Parent Company.

These loans and financing are transferred with the same interest and charges agreed by the Parent Company and are shown separately as receivables from the wholly-owned subsidiaries, and as loans and financing liabilities owed by the subsidiaries. (Note 19.b).

b) Loan Agreement – COPEL Distribuição

On February 27, 2007, ANEEL approved the loan agreement signed by COPEL (lender) and COPEL Distribution (borrower), in the amount of R$ 1,100,000. This loan has a five-year term, bearing interest corresponding to 104% of the DI rate, and its funds were used in the expenditure program for the concession and in the payment of debentures transferred to COPEL Distribution, which were due on March 1, 2007.

c) ELEJOR Loan Agreement

On April 7, 2004, COPEL signed a loan agreement with Elejor, to ensure the continuity of the construction of the power plants that make up the Fundão-Santa Clara Power Complex; the agreement provides for payment in 120 monthly and consecutive payments, plus prorated interest corresponding to 3.198% a year and a spread equivalent to the variation of the Interbank Deposit Rate, as from the date of each transfer. The loan’s grace period was extended to February 2016, in the second amendment to the ELEJOR Shareholders’ Agreement, on April 18, 2005.

16 Investments

a) Main information about COPEL’s investees and subsidiaries

	Number of shares or quotas			COPEL's	Paid in		Net
	held by COPEL			stake	share	Shareholders'	income
	Common	Preferred	Quotas	%	capital	Equity (2)	(losses) (2)
Investees							2009
Sanepar	51,797,823	12,949,456	-	34.75	374,268	858,059	65,243
Sercomtel - Telecom.	9,018,088	4,661,913	-	45.00	246,896	88,584	(59,383)
Foz do Chopim	-	-	8,227,542	35.77	23,000	46,452	27,371
Dona Francisca	153,381,798	-	-	23.03	66,600	85,013	40,308
Sercomtel Celular	9,018,029	4,661,972	-	45.00	36,540	-	(11,265)
Dois Saltos Empreend. (1)	-	-	300,000	30.00	1,000	1,000	-
Copel Amec (1)	-	-	48,000	48.00	100	321	11
Carbocampel (1)	1,336,742	-	-	49.00	2,728	2,279	(49)
Escoelectric Ltda. (1)	-	-	3,220,000	40.00	7,217	(4,259)	(1,691)

Subsidiaries
Copel Geração e Transm.	3,400,378,051	-	-	100.00	3,505,994	3,661,700	654,786
Copel Distribuição	2,171,927,626	-	-	100.00	2,624,841	3,175,667	319,713
Copel Telecomunicações	194,754,542	-	-	100.00	194,755	219,456	24,892
Compagas	5,712,000	11,424,000	-	51.00	111,140	189,434	34,644
Elejor	42,209,920	-	-	70.00	69,450	101,536	30,106
Copel Empreendimentos (1)	-	-	397,983,311	100.00	397,983	399,106	(5,355)
UEG Araucária	-	-	565,951,934	80.00	707,440	651,265	(9,861)
Centrais Eólicas (1)	-	-	3,061,000	100.00	3,061	3,845	784
Dominó Holdings	113,367,832	-	-	45.00	251,929	672,409	44,596
(1) Unaudited by independent auditors
(2) Shareholders' equity and net income have been adjusted to COPEL's accounting practices

b) Changes to the investments in investees and subsidiaries

Parent Company			Additions	Proposed
	Balance as of	Result of	and	dividends		Balance as of
	2008	equity	APFCI	and IOC	Prov.	2009
Investees
Sercomtel S.A. - Telecomunicações	84,886	(9,096)	-	-	-	75,790
Sercomtel Telecom. - Impairment (e)	(18,301)	(17,626)	-	-	-	(35,927)
Foz do Chopim Energética Ltda.	16,519	9,790	-	(9,693)	-	16,616
Dona Francisca Energética S.A.	10,332	9,284	-	-	-	19,616
Dois Saltos Empreend. Geração Ener. Eletr. Ltda.	300	-	-	-	-	300
Copel Amec S/C Ltda.	149	5	-	-	-	154
Escoelectric Ltda.	(1,027)	(677)	-	-	-	(1,704)
Escoelectric Ltda. - APFCI	1,025	-	-	-	-	1,025
Carbocampel S.A.	(69)	(23)	1,209	-	-	1,117
Carbocampel - APFCI	1,059	-	(1,059)	-	-	-
Sercomtel Celular S.A.	6,195	-	-	-	-	6,195
Sercomtel Celular - Impairment (e)	(6,195)	-	-	-	-	(6,195)
	94,873	(8,343)	150	(9,693)	-	76,987
Subsidiaries
Copel Geração e Transmissão S.A.	3,628,961	654,786	-	(622,047)	-	3,661,700
Copel Distribuição S.A.	3,042,285	319,713	-	(186,331)	-	3,175,667
Copel Telecomunicações S.A.	203,924	24,892	-	(9,360)	-	219,456
Dominó Holdings S.A. (d)	286,745	20,069	-	(4,230)	-	302,584
(-) Discount - Dominó Holdings (d)	(74,402)	-	-	-	-	(74,402)
UEG Araucária Ltda.	132,225	(1,972)	-	-	-	130,253
Cia. Paranaense de Gás - Compagas	86,803	17,669	-	(7,861)	-	96,611
Elejor - Centrais Elétricas do Rio Jordão S.A.	54,450	21,640	-	(5,015)	-	71,075
Centrais Eólicas do Paraná Ltda.	2,603	235	-	(1,685)	-	1,153
	7,363,594	1,057,032	-	(836,529)	-	7,584,097
Other investments
Amazon Investment Fund (FINAM) (c)	30,012	-	-	-	-	30,012
FINAM - Nova Holanda (c)	14,868	-	-	-	-	14,868
Northeastern Investment Fund (FINOR) (c)	9,870	-	-	-	-	9,870
Finam - Investco (d)	7,903	-	-	-	-	7,903
Other tax incentives	2,315	-	-	-	-	2,315
Provision for losses - Finam/Finor (c)	(35,835)	-	-	-	(733)	(36,568)
Provision for losses - Nova Holanda (c)	(14,868)	-	-	-	-	(14,868)
Other investments	97	-	-	-	-	97
	14,362	-	-	-	(733)	13,629
	7,472,829	1,048,689	150	(846,222)	(733)	7,674,713
APFCI - Advance Payment for Future Capital Increase

				Proposed		Incorporated	Balance
	Balance as of	Result of		dividends		from	as of
Parent Company	2007	equity	Additions	and IOC	Prov.	COPEL Par	2008
Investees
Sercomtel - Telecomunicações	-	161	-	(1,637)	-	86,362	84,886
Sercomtel Telecom. - Impairment (e)	-	-	-	-	-	(18,301)	(18,301)
Foz do Chopim	-	653	-	(715)	-	16,581	16,519
Dona Francisca	-	471	-	-	-	9,861	10,332
Dois Saltos Empreend.	-	-	-	-	-	300	300
Copel Amec	-	1	-	-	-	148	149
Escoelectric	-	(16)	-	-	-	(1,011)	(1,027)
Escoelectric - APFCI	-	-	-	-	-	1,025	1,025
Carbocampel	-	(2)	-	-	-	(67)	(69)
Carbocampel - APFCI	-	-	-	-	-	1,059	1,059
Sercomtel Celular	-	-	-	-	-	6,195	6,195
Sercomtel Celular - Impairment (e)	-	-	-	-	-	(6,195)	(6,195)
	-	1,268	-	(2,352)	-	95,957	94,873
Subsidiaries
Copel Geração e Transmissão	3,144,442	623,177	-	(592,018)	-	453,360	3,628,961
Copel Distribuição	2,663,911	544,374	-	(166,000)	-	-	3,042,285
Copel Telecomunicações	193,735	13,844	-	(3,655)	-	-	203,924
Copel Participações	1,226,802	42,212	67,000	(17,000)	-	(1,319,014)	-
Dominó Holdings (d)	-	(1,629)	-	(1,260)	-	289,634	286,745
(-) Discount - Dominó Holdings (d)	-	-	-	-	-	(74,402)	(74,402)
UEG Araucária	-	835	-	-	-	131,390	132,225
Compagas	-	717	-	(5,515)	-	91,601	86,803
Elejor	-	1,476	-	(935)	-	53,909	54,450
Centrais Eólicas do Paraná	-	1,268	-	-	-	1,335	2,603
	7,228,890	1,226,274	67,000	(786,383)	-	(372,187)	7,363,594
Other investments
Amazon Investment Fund (FINAM) (c)	30,012	-	-	-	-	-	30,012
FINAM - Nova Holanda (c)	14,868	-	-	-	-	-	14,868
Northeastern Investment Fund (FINOR) (c)	9,870	-	-	-	-	-	9,870
Finam - Investco (c)	7,903	-	-	-	-	-	7,903
Other tax incentives	2,315	-	-	-	-	-	2,315
Provision for losses - Finam/Finor (c)	(26,801)	-	-	-	(9,034)	-	(35,835)
Provision for losses - Nova Holanda (c)	-	-	-	-	(14,868)	-	(14,868)
Other investments	7	-	-	-	-	90	97
	38,174	-	-	-	(23,902)	90	14,362
	7,267,064	1,227,542	67,000	(788,735)	(23,902)	(276,140)	7,472,829

Consolidated			Additions	Proposed
	Balance as of	Result of	and	dividends		Balance as of
	2008	equity	APFCI	and IOC	Other	2009
Investees
Sercomtel - Telecomunicações	84,886	(9,096)	-	-	-	75,790
Sercomtel Telecom. - Impairment (e)	(18,301)	(17,626)	-	-	-	(35,927)
Foz do Chopim	16,519	9,790	-	(9,693)	-	16,616
Dona Francisca	10,332	9,284	-	-	-	19,616
Dois Saltos Empreend.	300	-	-	-	-	300
Copel Amec	149	5	-	-	-	154
Escoelectric	(1,027)	(677)	-	-	-	(1,704)
Escoelectric - APFCI	1,025	-	-	-	-	1,025
Carbocampel	(69)	(23)	1,209	-	-	1,117
Carbocampel - APFCI	1,059	-	(1,059)	-	-	-
Sercomtel Celular	6,195	-	-	-	-	6,195
Sercomtel Celular - Impairment (e)	(6,195)	-	-	-	-	(6,195)
Sanepar	281,524	22,670	-	(6,041)	-	298,153
	376,397	14,327	150	(15,734)	-	375,140
Other investments
Amazon Investment Fund (FINAM) (c)	30,012	-	-	-	-	30,012
FINAM - Nova Holanda (c)	14,868	-	-	-	-	14,868
Northeastern Investment Fund (FINOR) (c)	9,870	-	-	-	-	9,870
FINAM - Investco (c)	7,903	-	-	-	-	7,903
Other tax incentives	2,315	-	-	-	-	2,315
Provision for losses - Finam/Finor (c)	(35,835)	-	-	-	(733) (1)	(36,568)
Provisão for losses - Nova Holanda (c)	(14,868)	-	-	-	-	(14,868)
Property for future service use	3,821	-	-	-	1,776(2)	5,597
Other investments	1,455	-	1	-	(160) (3)	1,296
	19,541	-	1	-	883	20,425
	395,938	14,327	151	(15,734)	883	395,565
(1) Supplemental provision for losses on tax incentives
(2) Transfers from p.,p.,&e., of which R$ 1,465 are in service and R$ 311 are in progress
(3) Reclassification of additions to Consórcio Cruzeiro do Sul (Mauá Power Plant)

			Additions	Proposed
	Balance as of	Result of	and	dividends		Balance as of
Consolidated	2007	equity	APFCI	and IOC	Other	2008
Investees
Dominó Holdings (d)	90,155	-	-	-	(90,155) (1)	-
Sercomtel - Telecomunicações	82,153	4,371	-	(1,638)	-	84,886
Sercomtel Telecom. - Impairment (e)	-	(18,301)	-	-	-	(18,301)
Foz do Chopim	16,353	8,966	-	(8,478)	(322) (2)	16,519
Dona Francisca	5,931	4,401	-	-	-	10,332
Dois Saltos Empreend.	-	-	-	-	300 (3)	300
Copel Amec	140	9	-	-	-	149
Escoelectric	(1,390)	363	-	-	-	(1,027)
Escoelectric - APFCI	1,025	-	-	-	-	1,025
Carbocampel	(56)	(13)	-	-	-	(69)
Carbocampel - APFCI	1,059	-	-	-	-	1,059
Sercomtel Celular	8,759	(2,564)	-	-	-	6,195
Sercomtel Celular - Impairment (e)	-	(6,195)	-	-	-	(6,195)
Braspower - APFCI	176	-	20	-	(196) (4)	-
Sanepar	-	23,158	-	(6,173)	264,539 (1)	281,524
	204,305	14,195	20	(16,289)	174,166	376,397
Other investments
Amazon Investment Fund (FINAM) (c)	30,012	-	-	-	-	30,012
FINAM - Nova Holanda (c)	14,868	-	-	-	-	14,868
Northeastern Investment Fund (FINOR) (c)	9,870	-	-	-	-	9,870
FINAM - Investco (c)	7,903	-	-	-	-	7,903
Other tax breaks	2,315	-	-	-	-	2,315
Provision for losses - Finam/Finor (c)	(26,801)	-	-	-	(9,034) (5)	(35,835)
Provisão for losses - Nova Holanda (c)	-	-	-	-	(14,868) (5)	(14,868)
Property for future service use	4,588	-	120	-	(887) (6)	3,821
Other investments	1,508	(239)	247	239	(300) (3)	1,455
	44,263	(239)	367	239	(25,089)	19,541
	248,568	13,956	387	(16,050)	149,077	395,938
(1) Inclusion of Dominó Holdings in the consolidation of financial statements
(2) Dividends from the previous year
(3) Balance transferred from other investments to investees
(4) Interest sold in October 2008
(5) Constitution/supplement of provision for losses on tax incentives
(6) Transfers of R$ 933 thousand property assigned for disposal and R$ 46 thousand from p.,p.,&e. in service

c) Tax Incentives

In 2009, COPEL recalculated the market value of its investments in FINAM and FINOR, based on their average prices on the São Paulo Stock Exchange (BOVESPA). Based on the FINAM and FINOR prices on December 21, 2009, the Company recorded an addition to the provision for the devaluation of these investments in the amount of R$ 733, thus raising the total balance to R$ 36,568.

d) Dominó Holdings

On January 14, 2008, COPEL became the holder of 45% of the share capital of Dominó Holdings S.A., by acquiring a 30% interest held by Sanedo Participações Ltda. for R$ 110,226, with an approximate discount of R$ 74,402, based on the expected future profitability of the company. Upon consolidation of the balance sheets, this discount was reclassified to Deferred Revenues, under Noncurrent Liabilities.

With this acquisition, COPEL acquired control of the company in cooperation with the remaining shareholders. Dominó Holdings has been consolidated into COPEL’s balance sheets proportionally to the Company’s interest in it.

The main items of assets, liabilities, and the statement of operations of Dominó Holdings, as well as the corresponding consolidated shares, are shown below:

Dominó Holdings S.A.	Balances as of 2009
		Revaluation		COPEL's stake
	Full amounts	reserve (1)	Adjusted balance	(45%)
ASSETS	728,193	(44,756)	683,437	307,547
Current assets	14,187	-	14,187	6,384
Long-term receivables	714,006	(44,756)	669,250	301,163
.	.
LIABILITIES	728,193	(44,756)	683,437	307,547
Current liabilities	11,021	-	11,021	4,959
Long-term liabilities	7	-	7	4
Shareholders' equity	717,165	(44,756)	672,409	302,584
	.
STATEMENT OF INCOME
Operational expenses	(4,829)	-	(4,829)	(2,173)
Financial income (losses)	(953)	-	(953)	(428)
Result of equity in investees	47,775	2,603	50,378	22,670
Net income for the period	41,993	2,603	44,596	20,069
(1) Balances have been adjusted due to accounting practices not adopted by the Parent Company

e) Impairment Tests

The conclusion in December 2009 of impairment tests on COPEL’s assets, based, when applicable, on the same assumptions mentioned in the Property, Plant, and Equipment note (Note 17.f), indicated, with an adequate level of certainty, that a part of the assets in Sercomtel Telecomunicações S/A (R$ 35,927) and Sercomtel Celular S/A (R$ 6,195) were valued above their recoverable amount, thus requiring the accrual of corresponding losses due to impossibility of recovering these amounts through future profits by these companies. In 2009, COPEL recorded R$ 17,626 in the statement of income (R$ 24,496 in 2008).

No need to record provisions for devaluation of investments was identified in 2009 for the remaining investments of the Company.

f) Centrais Eólicas and Copel Empreendimentos

The Company held a 30% interest in Centrais Eólicas do Paraná (Ceopar). On September 6, 2007, COPEL acquired, through COPEL Generation and Transmission, the remaining 70% interest held by Wobben Windpower Indústria e Comércio Ltda., thus becoming the holder of 100% of the share capital of Ceopar. This transaction resulted in a discount of R$ 592, which was reclassified upon consolidation to Deferred Revenues, under Noncurrent Liabilities.

As part of the ongoing restructuring of COPEL, the incorporation of COPEL Empreendimentos and Centrais Eólicas do Paraná, with transfer of their assets and liabilities to COPEL Geração e Transmissão, has been submitted to ANEEL for authorization.

17 Property, Plant, and Equipment

		Accumulated	Consolidated		Accumulated	Consolidated
	Cost	Depreciation	net value	Cost	Depreciation	net value
			2009			2008
In service (a)
Copel Geração e Transmissão	5,313,956	(2,201,518)	3,112,438	5,250,080	(2,070,575)	3,179,505
Copel Distribuição	5,279,874	(2,461,909)	2,817,965	4,816,165	(2,288,653)	2,527,512
Copel Telecomunicações	370,972	(231,162)	139,810	358,300	(206,587)	151,713
Compagas	188,948	(50,881)	138,067	159,486	(42,324)	117,162
Elejor	606,816	(63,077)	543,739	606,737	(46,689)	560,048
UEG Araucária	645,229	(139,522)	505,707	641,682	(107,978)	533,704
Centrais Eólicas do Paraná	4,129	(2,632)	1,497	4,129	(2,424)	1,705
Dominó Holdings	1	-	1	1	-	1
	12,409,925	(5,150,701)	7,259,224	11,836,580	(4,765,230)	7,071,350
Construction in progress
Copel Geração e Transmissão	519,759	-	519,759	350,721	-	350,721
Copel Distribuição	586,423	-	586,423	470,643	-	470,643
Copel Telecomunicações	48,776	-	48,776	29,874	-	29,874
Compagas	29,005	-	29,005	33,671	-	33,671
Elejor	8,292	-	8,292	8,292	-	8,292
UEG Araucária	7,000	-	7,000	881	-	881
	1,199,255	-	1,199,255	894,082	-	894,082
	13,609,180	(5,150,701)	8,458,479	12,730,662	(4,765,230)	7,965,432
Special obligations (b)
Copel Geração e Transmissão	(187)	-	(187)	(187)	-	(187)
Copel Distribuição	(994,099)	64,239	(929,860)	(936,678)	20,108	(916,570)
	(994,286)	64,239	(930,047)	(936,865)	20,108	(916,757)
	12,614,894	(5,086,462)	7,528,432	11,793,797	(4,745,122)	7,048,675

Under Articles 63 and 64 of Decree no. 41,019, dated February 26, 1957, the assets and facilities used mostly in the generation, transmission, distribution, and sale of power are attached to these services and cannot be withdrawn, sold, assigned, or mortgaged without the prior written consent of the regulatory agency. ANEEL Resolution no. 20/1999, however, regulates the release of assets from the concessions of the public Electric energy utilities, granting prior authorization to the release of assets that are deemed useless to the concession, when intended for sale, provided that the proceeds from such transaction be deposited in a special bank account assigned to investment in the concession.

Financial charges and interest on loans from third-parties for investments in construction in progress have been recorded through transfers to Property, Plant, and Equipment in Progress, for a total of R$ 7,113 in 2009 (R$ 1.470 in 2008).

a) Property, plant, and equipment in service by nature of asset

		Accumulated	Consolidated		Accumulated	Consolidated
	Cost	Depreciation	net value	Cost	Depreciation	net value
			2009			2008
Machinery and equipment	8,379,806	(3,540,961)	4,838,845	7,874,370	(3,258,316)	4,616,054
Reservoirs, dams, and headrace cha	2,874,228	(1,134,126)	1,740,102	2,869,541	(1,069,984)	1,799,557
Facilities	726,077	(340,870)	385,207	710,019	(320,950)	389,069
Land	123,185	-	123,185	121,357	-	121,357
Gas pipelines	146,896	(31,862)	115,034	115,738	(27,504)	88,234
Vehicles	140,369	(90,281)	50,088	127,128	(77,327)	49,801
Furniture and implements	19,364	(12,601)	6,763	18,427	(11,149)	7,278
	12,409,925	(5,150,701)	7,259,224	11,836,580	(4,765,230)	7,071,350

The fully depreciated amount of property, plant, and equipment in service was R$ 832,974 as of December 31, 2009, and R$ 695,508 as of December 31, 2008.

b) Special obligations

Special obligations comprise customers’ contributions, Federal Government budget grants, federal, State, and municipal funds, and special credits assigned to the investments in facilities tied to a concession. Special obligations are not onerous liabilities and are not credits owned by shareholders.

The scheduled date for settlement of these liabilities was the concession expiration date. ANEEL, by means of Regulatory Resolution no. 234/2006, dated October 31, 2006, as amended by Resolution no. 338, dated November 25, 2008, established the guidelines, the applicable methodologies, and the initial procedures for the conduction of the second cycle of the periodic rate review involving the Brazilian power distribution utilities, changing the characteristics of these liabilities. Both the outstanding balance and new additions have been amortized as of July 1, 2008, pursuant to ANEEL Ruling no. 3,073/06 and Circular Letter no. 1,314/07. Amortization is calculated based on the same average depreciation rate of the corresponding assets.

For purposes of calculating the compensation for the assets linked to the concession and transferable to the Federal Government, on the concession expiration date the remaining balance of special obligations, if any, will be deducted from the residual value of the assets, both assessed according to criteria set by ANEEL.

The change in the characteristics of these liabilities results from the new rate-setting mechanism introduced by this new Regulatory Resolution, which establishes that the depreciation of assets acquired with funds from Special Obligations will no longer be included in the B Portion of the companies’ revenues.

c) Energy Universalization Plans and the Luz para Todos Program

ANEEL set forth the overall conditions for the Universalization of Electric Energy Supply under Law no. 10,438, dated April 26, 2002, as amended by Law no. 10,762, dated November 11, 2003, aiming to supply new customers connected at low voltage (lower than 2.3 kV), with loads of up to 50 kW. ANEEL Resolution no. 223, dated April 29, 2003, set forth the general conditions for Electric Energy Universalization Plans, and was later amended by Resolution no. 52, dated March 25, 2009. To guide the process of review of Universalization Plans, ANEEL issued Resolution no. 175, dated November 28, 2005, and amended by Resolution no. 365, dated May 19, 2009.

On November 11, 2003, Decree no. 4,873 established the National Program for the Universalization of Electric Energy Use and Access, named Luz para Todos (“Light for Everyone”), which aims to provide electricity to the share of Brazil’s rural population, focused on family agriculture, which does not yet have access to this public service. This program is coordinated by the Ministry of Mining and Energy and carried out with the participation of Eletrobrás. In Paraná, the Ministry is represented by Eletrosul, and the participants are the State Government and COPEL. Furthermore, the program is integrated with several social and rural development programs implemented by the Federal Government and by State Governments, to ensure that the rural electrification efforts result in increased agricultural output, in increased income and in social inclusion, providing better standards of living to the rural communities. Originally scheduled to achieve 100% electrification throughout Brazil by 2008, the program has been extended until 2010 under Decree no. 6,442/2008, due to new customer demand throughout virtually all Brazilian states.

In 2009, the program connected 16,756 new customers, reaching roughly 60,000 since its inception; this figure is expected to reach 78,500 by December 2010, thus concluding universalization within COPEL's concession area.

COPEL signed with Eletrobrás three financing and subsidy agreements, in the amount of R$ 231,010. The first two agreements have already been concluded, while agreement ECF no. 206/2007 is still in progress, with the release of R$ 63,215 out of a total of R$ 126,430. A fourth agreement is being negotiated for the connection of another 16,000 customers.

The total estimated investments under the contracts for the program are broken down below:

Source	R$	Share
Federal Government - CDE subsidy	62,882	19%
Government of the State of Paraná	33,002	10%
RGR Financing	168,129	51%
Contractor - COPEL	66,007	20%
Program total	330,020	100%

As of December 2009, the total amount invested in the Luz para Todos program was R$ 228,515.

d) Depreciation rates

The main depreciation rates, pursuant to ANEEL Resolution no. 240, dated December 5, 2006, as replaced by Resolution no. 367, dated June 26, 2009, and to Ministry of Communications Ordinance no. 96/1995 are:

.
%
Generation
General equipment	10.00
Generators	3.30
Reservoirs, dams, and headrace channels	2.00
Hydraulic turbines	2.50
Gas and steam turbines	5.00
Water cooling and treatment facilities	5.00
Gas conditioning equipment	5.00
Transmission
System structure and conductors < 69 kV	5.00
System structure and conductors => 69 kV and power transformers	2.50
General equipment	10.00
Reconnectors	4.30
Distribution
System structure and conductors => 69 kV	2.50
System structure and conductors < 69 kV and distribution transformers	5.00
Capacitor boards < 69 kV	6.70
Capacitor boards => 69 kV	5.00
General equipment	10.00
Central administration
Facilities	4.00
Office machinery and equipment	10.00
Furniture and implements	10.00
Vehicles	20.00
Telecommunications
Power and transmission equipment (telecommunications)	10.00
Overhead and underground cabling, wiring, and private switching center	10.00
Natural gas supply
Gas pipelines	3.30
Gas pipeline operating equipment	10.00

e) Changes in property, plant, and equipment

	Construction		Special	Consolidated
Balances	In service	in progress	liabilities	Total
As of 2007	6,973,238	725,895	(857,192)	6,841,941
Reclassif. of additions to Cons. Cruzeiro do Sul	-	50,067	-	50,067
Expenditure program	-	647,646	-	647,646
Transfer to p.,p.,&e. in service	537,430	(537,430)	-	-
Depreciation quotas charged to income	(415,420)	-	20,108	(395,312)
Write-offs	(12,560)	(2,005)	-	(14,565)
Sales	(11,297)	-	-	(11,297)
Customer contributions	-	-	(79,673)	(79,673)
Transfer of assets assigned for future use	(46)	-	-	(46)
Transfers between p., p., &e. and intangible assets	5	(3,164)	-	(3,159)
Supplemental provision for contingencies	-	13,073	-	13,073
As of 2008	7,071,350	894,082	(916,757)	7,048,675
Reclassif. of additions to Cons. Cruzeiro do Sul	-	160	-	160
Expenditure program	-	957,313	-	957,313
Transfer to p.,p.,&e. in service	646,251	(646,251)	-	-
Depreciation quotas charged to income	(428,467)	-	44,131	(384,336)
Depreciation quotas transf. to p.,p.,&e. in progress	(11,091)	11,091	-	-
Write-offs	(11,250)	(27,368)	-	(38,618)
Sales	(6,373)	-	-	(6,373)
Customer contributions	-	-	(57,421)	(57,421)
Transfer of assets assigned for future use	(1,465)	(311)	-	(1,776)
Transfers between p., p., &e. and intangible assets	269	-	-	269
Supplemental provision for contingencies	-	10,539	-	10,539
As of 2009	7,259,224	1,199,255	(930,047)	7,528,432

f) Impairment tests

The Company has a policy of periodically evaluating and monitoring the projected future performance of its assets. Accordingly, and in light of Technical Ruling CPC 01 – Writing Assets down to their Recoverable Value, whenever there is clear evidence that the Company has assets recorded at unrecoverable values or whenever events or changes in circumstances indicate that the book value of an asset may not be recoverable in the future the Company must immediately account for such discrepancies by means of a provision for losses.

The main principles underpinning the conclusions of COPEL’s impairment tests are listed below:

1) Lowest level of cash generating unit: held concessions are analyzed individually;

2) Recoverable Value: use value, or an amount equivalent to the discounted cash flows (before taxes) resulting from the continuous use of an asset until the end of its useful life;

3) Assessment of use value: based on future cash flows in constant currency, converted to current value according to a real discount rate, before income taxes.

The respective cash flows are estimated based on actual operational results, on the Company's annual corporate budget, as approved by the Board of Directors, on the resulting multi-year budget, and on future trends in the power sector.

As for the time frame for the analysis, the Company takes into account the expiration date of each concession.

As for market growth, COPEL’s projections are consistent with historical data and the Brazilian economy's growth prospects.

The respective cash flows are discounted at average discount rates, obtained through a methodology commonly employed on the market and supported by the regulatory agency, taking into account the weighed average cost of capital (WACC).

Management believes it has a contractually guaranteed right to compensation for the assets tied to concessions upon their expiration, and it accepts, for the time being and until further regulation is issued on this matter, that such compensation be valued according to the book value of the respective assets. Thus, the principle of valuation of residual assets upon expiration of concessions has been established as the book value of these assets.

In light of the principles discussed above, COPEL has not identified the need to set aside a provision for impairment of its assets.

g) Consórcio Energético Cruzeiro do Sul (1)

Consórcio Energético Cruzeiro do Sul, an independent power producer owned by COPEL Geração e Transmissão (with a 51% interest) and by Eletrosul Centrais Elétricas S.A. (49%), won, on October 10, 2006, at the ANEEL Auction of Power from New Projects 004/2006, the rights to build and run the Mauá Hydroelectric Power Plant for 35 years.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main powerhouse rated 350 MW and a secondary powerhouse rated 11 MW, for a total of 361 MW of installed capacity, which is enough to supply approximately one million people. The facility will take advantage of the hydroelectric potential discovered in the middle section of the Tibagi River, between the towns of Telêmaco Borba and Ortigueira, in mideastern Paraná. The plant’s reservoir will have a perimeter of 80 km and a surface of 83.8 km2. The dam will have a length of 745 m at the top and a maximum height of 85 m and will be built with roller-compacted concrete. The dam’s total solid volume will be around 630,000 m3.

Total estimated expenditures amount to approximately R$ 1.069.000 as of April 2008, of which 51% (R$ 545,190) will be invested by COPEL Geração e Transmissão, while the remaining 49% (R$ 523,810) will be invested by Eletrosul Centrais Elétricas S.A.

On November 17, 2008, the board of Banco Nacional de Desenvolvimento Econômico e Social –

BNDES approved the financing for the Mauá Hydroelectric Power Plant. The financed amount corresponds to approximately 70% of COPEL's total expenditures in connection with the Mauá Power Plant.

The facility’s total power output was sold at an ANEEL auction at a price of R$ 112.96/MWh, as of November 1, 2006, restated annually according to the variation of the IPCA inflation index. The company sold 192 average MW, for supply starting in April 2011. The assured power of the project, established in its concession agreement, was 197.7 average MW, after full motorization, and the maximum reference rate set in the auction notice was R$ 116.00/MWh.

Pursuant to the contract, the consortium in charge of construction will only be entitled to a bonus if each generating unit becomes operational ahead of schedule. This bonus equals 50% of the net revenues earned during the period ahead of schedule. The intended commercial operation of the facility ahead of schedule shall be informed to the other party by the consortium with minimum advance notice of 390 days from the new dates and formally ratified with minimum advance notice of 150 days.

Given the current stage of the construction, Company management believes that the consortium will not request authorization for commercial operation of the facility ahead of schedule.

Work began in May 2007 with the procurement of the basic project and the beginning of the executive project for the facility and its associated transmission system, which comprises the preparation of technical specifications, calculation records, designs, and other documents regarding the different structures within the facility, additional geological surveys, and topography services. The basic project has been concluded and approved by ANEEL. The project has an Environmental Impact Study and an Environmental Impact Report, which have been discussed at public hearings and meetings and approved by the licensing authority, resulting in the issue of Installation License no. 6,496/2008. The service order for the beginning of the construction of the Mauá Hydroelectric Power Plant was signed on July 21, 2008, and commercial generation is scheduled for 2011.

The construction site has been fully set up, with area cleanup, terrain leveling, landfill compaction, and construction of industrial and administrative facilities and personnel quarters. The following tasks have also been concluded: excavation of ordinary soil and exposed rock in the river diversion structure, the load chamber, the powerhouse, the tailrace channel, and the dam area (left bank of the river); excavation of underground rock in the river diversion tunnels, the access tunnels to the penstocks, the vertical and underground sections of the penstocks, and the drainage tunnel; excavation of ordinary soil around the intake tunnel and the rock quarry; laying of concrete in the intake structures of the diversion tunnels.

On September 1, 2009, the soil and rock barriers which separated the diversion tunnels from the riverbed were removed. Since then, the Tibagi River has been also flowing through the diversion tunnels. On November 10, 2009, the base of the upstream cofferdam was completed, diverting the river entirely through the tunnels and allowing construction of the main dam to begin on the riverbed.

The following tasks are currently being carried out: excavation of underground rock in the intake tunnel; laying of concrete in the powerhouse; excavation of rock in the dam area (riverbed); laying of roller-compacted concrete in the dam structure on the right bank (blocks 8 to 16); leveling and compacting of the substation landfill; and manufacture of electromechanical equipment.

As of January 2009, in compliance with ANEEL Ruling no. 3,467, dated 18.09.08, expenditures in this project have been recorded under Property, Plant, and Equipment, proportionally to the Company’s stake. In December 2009, COPEL Geração e Transmissão’s balance under Property, Plant, and Equipment in progress related to this project was R$ 247,947.

(1) Technical information unaudited by the independent auditors.

18 Intangible assets

	Rights of use	Concession	Accumulated				Consolidated
	of software	and goodwill	amortization	Easements	R&D	Other	net value
							2009	2008
In service
Assets with estimated useful lives
Copel Geração e Transmissão	12,044	-	(9,522) (1)	14,730	-	-	17,252	13,679
Copel Distribuição	28,996	-	(24,903) (1)	21,392	-	-	25,485	25,556
Copel Telecomunicações	3,799	-	(3,560) (1)	-	-	-	239	973
Compagas	3,481	-	(1,812) (1)	-	-	-	1,669	1,997
Elejor	-	-	-	101	-	-	101	101
UEG Araucária	90	-	(73) (1)	-	-	-	17	23
Dominó Holdings	1	-	-	-	-	-	1	1
Concession - Elejor (a)	-	22,626	(2,828)	-	-	-	19,798	20,552
Concession - Copel Empreend. (b)	-	53,954	(7,037)	-	-	-	46,917	49,262
Concession - Sanepar (d)	-	10,942	(8,025)	-	-	-	2,917	3,647
Goodwill - Sercomtel Telecom. (c)	-	42,289	(42,289)	-	-	-	-	-
Goodwill - Sercomtel Celular (c)	-	5,814	(5,814)	-	-	-	-	-
	48,411	135,625	(105,863)	36,223	-	-	114,396	115,791
Assets without estimated useful lives
Copel Geração e Transmissão	-	-	-	-	-	30	30	30
Copel Distribuição	-	-	-	-	-	103	103	103
Compagas	-	-	-	-	-	-	-	20
	-	-	-	-	-	133	133	153
	48,411	135,625	(105,863)	36,223	-	133	114,529	115,944
In progress
Copel Geração e Transmissão	-	-	-	1,434	86	-	1,520	249
Copel Distribuição	618	-	-	1,891	12,313	-	14,822	1,764
Copel Telecomunicações	819	-	-	-	-	-	819	135
Elejor	-	-	-	27	-	-	27	27
	1,437	-	-	3,352	12,399	-	17,188	2,175
							131,717	118,119
(1) Annual amortization rate: 20%
		Concession and Goodwill		Accumulated amortization			Net Parent Company
							2009	2008
In service
Assets with estimated useful lives
Concession - Elejor (a)			22,626	(2,828)			19,798	20,552
Goodwill - Sercomtel Telecom. (c)			42,289	(42,289)			-	-
Goodwill - Sercomtel Celular (c)			5,814	(5,814)			-	-
			70,729	(50,931)			19,798	20,552
							19,798	20,552
(1) Annual amortization rate: 20%

The fully depreciated amount of intangible assets in service was R$ 78,318 as of December 31, 2009, and R$ 76,426 as of December 31, 2008.

a) Concession - ELEJOR

The acquisition of the shares held by Triunfo Participações S.A., in December 2003, resulted in total goodwill of R$ 22,626, which corresponded to a balance of R$ 19,798 as of December 31, 2009, under the Parent Company. The linear amortization of goodwill was economically determined by the expected income from the commercial operation of the concession, which expires in October 2036, and its effect on the statement of operations as of December 31, 2009 was R$ 754 (R$ 754 as of December 31, 2008).

b) Concession - COPEL Empreendimentos

The acquisition on May 31, 2006 of COPEL Empreendimentos, which was previously known as El Paso Empreendimentos e Participações Ltda. and which held a 60% interest in UEG Araucária Ltda., resulted in net final goodwill of R$ 53,954, with a balance of R$ 46,917 as of December 31, 2009. The linear amortization of goodwill was economically determined by the expected income from the commercial operation of the concession, which expires in December 2029, and its effect on the statement of income as of December 31, 2009 was R$ 2,345 (R$ 2,345 as of December 31, 2008).

c) Goodwill - Sercomtel

The investments in Sercomtel S.A. Telecomunicações and in Sercomtel Celular S.A. include goodwill on acquisition (R$ 42,289 and R$ 5,814), which have been fully amortized at the annual rate of 10%, with a charge to income of R$ 1,791 (R$ 1,568 + R$ 223) in 2008. The payment of goodwill was determined by the expected future profitability, resulting from the assessment of the return on investment based on discounted cash flows.

d) Concession - Sanepar

In 1998, the acquisition by Dominó Holdings S.A. of an interest in SANEPAR resulted in goodwill of R$ 24,316, with a balance of R$ 6,484 as of December 31, 2009. This balance, proportionally to COPEL's stake (45%), corresponds to R$ 2,917, and has been amortized over 15 years as of 1999, at the rate of R$ 61 a month, with a charge to income of R$ 730 as of December 31, 2009 (R$ 730 as of December 31, 2008).

e) Changes in intangible assets

	Intangible assets		Consolidated
Balances	in service	in progress	Total
As of 2007	112,888	3,603	116,491
Consolidation of Dominó Holdings - Sanepar concession	4,378	-	4,378
Expenditure program	-	4,038	4,038
Capitalizations	8,630	(8,630)	-
Amortization quotas - concession	(3,829)	-	(3,829)
Amortization quotas - goodwill	(1,791)	-	(1,791)
Amortization quotas - other intangible assets	(3,811)	-	(3,811)
Write-offs	(516)	-	(516)
Transfers between intangible assets and p., p.,&e.	(5)	3,164	3,159
As of 2008	115,944	2,175	118,119
Expenditure program	-	21,566	21,566
Capitalizations	6,739	(6,739)	-
Amortization quotas - concession	(3,829)	-	(3,829)
Amortization quotas - goodwill	(3,383)	-	(3,383)
Amortization quotas transf. to int. assets in progress	(186)	186	-
Write-offs	(487)	-	(487)
Transfers between intangible assets and p., p.,&e.	(269)	-	(269)
As of 2009	114,529	17,188	131,717

19 Loans and Financing

The breakdown of the consolidated and of the Company’s loans and financing balances is featured below:

Consolidated	Current				Long-term
	liabilities				liabilities
			2009	2008	2009	2008
	Principal amount	Charges	Total	Total
Foreign currency
IDB (a)	18,615	533	19,148	25,938	9,189	36,552
National Treasury (b)	4,944	681	5,625	8,647	58,654	85,359
Banco do Brasil (c)	-	-	-	6,517	-	-
Eletrobrás	5	-	5	7	22	36
	23,564	1,214	24,778	41,109	67,865	121,947
Local currency
Banco do Brasil (c)	163	10,246	10,409	16,410	330,190	330,389
Eletrobrás (d)	38,168	14	38,182	34,411	261,142	275,207
Eletrobrás - Elejor (e)	-	-	-	-	117	26,092
BNDES - Compagas (f)	6,349	-	6,349	6,526	6,394	13,111
Finep (g)	145	11	156	5	6,940	2,310
BNDES (h)	-	884	884	-	55,748	-
Banco do Brasil (i)	-	940	940	-	55,748	-
	44,825	12,095	56,920	57,352	716,279	647,109
	68,389	13,309	81,698	98,461	784,144	769,056

Parent Company	Current				Long-term
	liabilities				liabilities
			2009	2008	2009	2008
	Principal amount	Charges	Total	Total
Foreign currency
National Treasury (b)	4,944	681	5,625	8,647	58,654	85,359
Local currency
Banco do Brasil (c)	-	10,243	10,243	16,249	329,600	329,600
	4,944	10,924	15,868	24,896	388,254	414,959

Breakdown of loans and financing by currency and index

.
Currency (equivalent in reais ) / Index	Consolidated
	2009	%	2008	%
Foreign currency
U.S. dollar	64,306	7.43	94,049	10.84
Yen	-	-	6,517	0.75
IDB currency basket	28,337	3.27	62,490	7.20
	92,643	10.70	163,056	18.79
Local currency
Long-term Interest Rate's Reference Unit (URTJLP)	132,055	15.25	2,335	0.27
General Price Index - Market (IGP-M)	874	0.10	930	0.11
Fiscal Reference Unit (UFIR)	94,651	10.93	71,361	8.23
Eletrobrás Financing Rate (FINEL)	204,671	23.64	264,349	30.47
BNDES Monetary Unit (UMBND)	1,105	0.13	19,637	2.26
Interbank Deposit Certificate (CDI)	339,843	39.25	345,849	39.87
	773,199	89.30	704,461	81.21
	865,842	100.00	867,517	100.00

Variations in the main foreign currencies and rates applied to the Company’s loans and financing

.
Currency/index	Variation (%)
	2009	2008
U.S. dollar	(25.49)	31.94
Yen	(27.10)	62.89
IDB currency basket	0.17	6.22
TJLP	6.12	6.27
IGP-M	(1.72)	9.81
Finel	(0.35)	1.90
UMBND	(25.66)	33.86
CDI	(37.22)	21.82

Maturity of noncurrent installments

	Foreign	National
	currency	currency		Consolidated
			2009	2008
2010	-	-	-	73,988
2011	14,138	50,163	64,301	68,064
2012	3,643	50,130	53,773	50,069
2013	2,337	50,665	53,002	48,257
2014	1,172	380,128	381,300	376,151
2015	-	48,748	48,748	44,368
2016	-	32,545	32,545	26,767
2017	-	16,158	16,158	6,719
2018	-	15,248	15,248	5,975
2019	-	12,500	12,500	3,726
2020	-	10,628	10,628	2,456
2021	-	6,970	6,970	5
2022	-	6,968	6,968	-
after 2022	46,575	35,428	82,003	62,511
	67,865	716,279	784,144	769,056

Changes in loans and financing

		Foreign currency		National currency	Consolidated
Balances	Current	Long-term	Current	Long-term	Total
As of 2007	30,498	118,282	62,186	716,986	927,952
Funds raised	-	-	-	34,818	34,818
Capitalized charges	-	-	-	12,062	12,062
Charges	7,327	-	67,918	2,781	78,026
Monetary and exchange variation	12,421	31,042	176	14,024	57,663
Transfers	27,377	(27,377)	133,562	(133,562)	-
Amortization - principal amount	(17,656)	-	(68,836)	-	(86,492)
Amortization - interest	(18,858)	-	(137,654)	-	(156,512)
As of 2008	41,109	121,947	57,352	647,109	867,517
Funds raised	-	-	-	144,262	144,262
Capitalized charges	-	-	-	2,267	2,267
Charges	6,199	-	63,265	1,073	70,537
Monetary and exchange variation	(8,290)	(27,161)	(57)	(1,144)	(36,652)
Transfers	26,921	(26,921)	77,288	(77,288)	-
Amortization - principal amount	(17,221)	-	(45,766)	-	(62,987)
Amortization - interest	(23,940)	-	(95,162)	-	(119,102)
As of 2009	24,778	67,865	56,920	716,279	865,842

a) Inter-American Development Bank - IDB

Loan for the Segredo Hydroelectric Power Plant and for the Jordão River Diversion Project, received on 15 January 1991, in the amount of US$ 135,000. This debt is amortized semi-annually, with final maturity in January 2011. Interest is calculated according to the IDB funding rate, which in the fourth quarter of 2009 was 4.14% p.a. The agreement features provisions providing for termination in the following cases:

1) Default by the debtor on any other obligation set forth in the agreement or agreements signed with the bank for financing of the project;

2) Withdrawal or suspension of the Federal Republic of Brazil as a member of the IDB;

3) Default by the guarantor, if any, of any obligation set forth in the guaranty agreement;

4) Ratio between current assets and total short-term commercial and bank financing, except for the current share of long-term indebtedness and dividends to be reinvested, lower than 1.2; and

5) Ratio between long-term indebtedness and shareholders’ equity exceeding 0.9.

This agreement is guaranteed by the Federal Government and by mortgage and fiduciary guarantees.

b) Department of the National Treasury - STN

The restructuring of medium and long-term debt, signed on May 20, 1998, in connection with the financing received under Law no. 4,131/62, is shown below:

	Term	Final	Grace period
Bond type	(years)	maturity	(years)	Consolidated
				2009	2008
Par Bond	30	04.15.2024	30	27,787	37,296
Capitalization Bond	20	04.15.2014	10	10,673	17,507
Debt Conversion Bond	18	04.15.2012	10	6,568	12,368
Discount Bond	30	04.15.2024	30	19,251	25,896
New Money Bonds	15	04.15.2009	7	-	466
Flirb	15	04.15.2009	9	-	473
				64,279	94,006

The annual interest rates and repayments are as follows:

.
Bond type	Annual interest rates (%)	Payments
Par Bond	6.0	single
Capitalization Bond	8.0	semi-annual
Debt Conversion Bond	Six-month LIBOR + 0.8750	semi-annual
Discount Bond	Six-month LIBOR + 0.8125	single
New Money Bonds	Six-month LIBOR + 0.8750	semi-annual
Flirb	Six-month LIBOR + 0.8125	semi-annual

As collateral for this agreement, the Company has assigned and transferred to the Federal Government, conditioned to the non-payment of any financing installment, the credits that are made to the Company’s centralized revenues account, up to a limit sufficient to cover the payment of installments and other charges payable upon each maturity. For the Discount and Par Bonds, there are collateral Accounts of R$ 9,990 and R$ 14,205 as of December 31, 2009 (R$ 15,460 and R$ 22,408 as of December 31, 2008), respectively, recorded under guarantees and escrow Accounts, in noncurrent assets (Note 11).

c) Banco do Brasil S.A.

The Company has the following contracts with Banco do Brasil:

1) Agreement denominated in Japanese yen for the gas-insulated substation at Salto Caxias, repayable in 20 semi-annual installments, starting on March 7, 2000, bearing interest of 2.8% p.a. and a 3.8% p.a. brokerage commission. This debt is secured by COPEL’s revenues; This loan was settled upon maturity, in September 2009.

2) Private Credit Assignment Agreement with the Federal Government, through Banco do Brasil, signed on March 30, 1994, repayable in 240 monthly installments based on the Price amortization system starting on April 1, 1994, monthly restated by the TJLP and IGP-M plus interest of 5.098% p.a. and secured by COPEL’s revenues.; and

3) The following Parent Company credit notes:

	Issue	Principal	Financial charges	Principal
Credit notes	date	maturity	due semi-annually	amount	Charges	Total
Commercial no. 330.600.129	01.31.2007	01.31.2014	106.5% of the average CDI rate	29,000	1,084	30,084
Industrial no. 330.600.132	02.28.2007	02.28.2014	106.2% of the average CDI rate	231,000	6,944	237,944
Industrial no. 330.600.151	07.31.2007	07.31.2014	106.5% of the average CDI rate	18,000	673	18,673
Industrial no. 330.600.156	08.28.2007	08.28.2014	106.5% of the average CDI rate	14,348	432	14,780
Industrial no. 330.600.157	08.31.2007	08.31.2014	106.5% of the average CDI rate	37,252	1,110	38,362
				329,600	10,243	339,843

As a guarantee, Banco do Brasil has been authorized to deduct any amounts credited, on any grounds, to the Company's deposit account to cover, in part or in full, the outstanding balance due under the line of credit. It has also been irrevocably authorized, regardless of prior notice, to offset the bank’s receivable, which corresponds to the outstanding balance due under the line of credit, with any credits the Company has or accrues at Banco do Brasil.

d) Eletrobrás – Centrais Elétricas Brasileiras S.A.

Loans originated from the Eletrobrás Financing Fund (FINEL) and from the Global Reversal Reserve (RGR) for the expansion of the generation, transmission, and distribution systems. Repayments started in February 1999, and the last payment is due in August 2021. Interest of 5.0% to 8.0% p.a. and principal are repaid monthly, adjusted by the FINEL and Federal Reference Unit (UFIR) rates.

Contract ECFS – 142/2006, was signed on May 11, 2006 by COPEL Distribuição and Eletrobrás, in the amount of R$ 74,340, for use in the “Luz para Todos” rural electrification program. Out of the total amount, R$ 42,480 came from RGR funds, and R$ 31,860 were economic subsidies from CDE (Energy Development Account) funds. This loan has a grace period of 24 months and bears interest of 5% p.a. plus a commission of 1% p.a. It is repayable in 120 equal monthly installments, with final maturity on September 30, 2018. In April 2009, COPEL received R$ 11,066, of which R$ 6,320 came from RGR funds and R$ 4,746 from CDE funds; as of this date, the Company received R$ 63,104, of which R$ 36,056 came from RGR funds and R$ 27,048 from CDE funds. There will be no further disbursements under this agreement.

Contract ECFS – 206/2007, was signed on March 3, 2008 by COPEL Distribuição and Eletrobrás, in the amount of R$ 126,430, for use in the “Luz para Todos” rural electrification program. Out of the total amount, R$ 108,369 came from RGR funds, and R$ 18,061 were economic subsidies from CDE (Energy Development Account) funds. This loan has a grace period of 24 months and bears interest of 5% p.a. plus a commission of 1% p.a. It is repayable in 120 equal monthly installments, with final maturity on August 30, 2020. On 08.13.08, COPEL withdrew R$ 37,929, of which R$ 32,511 came from RGR funds and R$ 5,418 from CDE funds. On June 5, 2009, the Company received R$ 25,286, of which R$ 21,674 came from RGR funds and R$ 3,612 from CDE funds.

These loans are secured by COPEL’s own revenues, pursuant to a mandate issued by public act, and by the issue of promissory notes in the same number of outstanding installments.

e) Eletrobrás - Elejor

For purposes of presentation of the consolidated financial statements, the value of the shares to be redeemed by ELEJOR has been reclassified from minority interest to loans and financing, under noncurrent liabilities.

The 59,000,000 preferred shares in Elejor held by Eletrobrás, in the amount of R$ 59,900, were to be reacquired by the issuer (Elejor) in 32 consecutive quarterly installments, each in the amount of 1,871,875 shares, starting in the 24th month from the beginning of commercial operation of the project, which took place after the last generating unit entered operation on August 31, 2006.

The paid in amounts are restated according to the IGP-M index, pro rata temporis, between the date the shares were paid in and the actual payment date, plus interest of 12% p.a

In August 2007, nine installments were bought back in advance by Elejor, for R$ 20,385, plus financial charges of R$ 18,725, for a total of R$ 39,110.

In December 2008, 29,035,700 shares were bought back by Elejor, for R$ 35,133, plus financial charges of R$ 54,867, for a total of R$ 90,000.

In August 2009, 2,883,810 shares were bought back by Elejor, for R$ 3,489, plus financial charges of R$ 8,211, for a total of R$ 11.600.

In October 2009, 2,411,006 shares were bought back by Elejor, for R$ 2,917, plus financial charges of R$ 5,083, for a total of R$ 8,000.

In December 2009, 2,322,609 shares were bought back by Elejor, for R$ 2,810, plus financial charges of R$ 5,216, for a total of R$ 8.026.

The remaining balance of R$ 117 as of December 2009 corresponded to financial charges.

f) BNDES - Compagas

The BNDES balance includes four agreements signed by Compagas on December 14, 2001, repayable in 99 monthly installments, with interest of 4% p.a.. Two of these agreements were signed for the purchase of machinery and equipment, subject to the TJLP rate (limited to 6% p.a.), and two were signed for construction, facilities, and services, subject to the BNDES monetary unit (UMBND) rate.

This financing is secured by Compagas’ gas supply receivables, which shall be deposited exclusively in a checking account at Banco Itaú S.A.

g) Financiadora de Estudos e Projetos - FINEP

1) Loan agreement no. 02070791-00, signed on November 28, 2007 to partially cover expenses incurred in the preparation of the "Generation Research and Development Project for 2007".

The total credit amounts to R$ 5,078. The first installment, in the amount of R$ 1,464, was released in April 2008, the second one, in the amount of R$ 2,321, was released in May 2009, and the remaining ones will be deposited to the extent there is financial and budget availability. A share of 1% of the funds will be allocated to cover inspection and supervision expenses. The principal amount of this debt will be subject to equalized interest of 6.37% p.a., due on the 15th day of each month, including the months of the grace period. The outstanding balance will be paid to FINEP in 49 monthly and successive installments, the first one due on December 15, 2010, and the last one on December 15, 2014. COPEL Geração e Transmissão has committed to pay a share of the project preparation costs, with its own resources, in the minimum amount of R$ 564.

To secure the contract, COPEL Geração e Transmissão has authorized Banco do Brasil to withhold the amounts due to FINEP from the checking account in which its monthly revenues are deposited. In the event of breach of contract, COPEL shall lose the benefit of interest equalization.

2) Loan agreement no. 02070790-00, signed on November 28, 2007 to partially cover expenses incurred in the preparation of the "Transmission Research and Development Project for 2007".

The total credit amounts to R$ 3,535. The first installment, in the amount of R$ 844, was released in October 2008, the second one, in the amount of R$ 2,451, was released in December 2009, and the remaining ones will be deposited to the extent there is financial and budget availability. A share of 1% of the funds will be allocated to cover inspection and supervision expenses. The principal amount of this debt will be subject to equalized interest of 6.13 % p.a., due on the 15th day of each month, including the months of the grace period. The outstanding balance will be paid to FINEP in 49 monthly and successive installments, the first one due on December 15, 2010, and the last one on December 15, 2014. COPEL Geração e Transmissão has committed to pay a share of the project preparation costs, with its own resources, in the minimum amount of R$ 393.

To secure the contract, COPEL Geração e Transmissão has authorized Banco do Brasil to withhold the amounts due to FINEP from the checking account in which its monthly revenues are deposited. In the event of breach of contract, COPEL shall lose the benefit of interest equalization.

h) BNDES - COPEL Geração e Transmissão

On March 17, 2009, COPEL Geração e Transmissão signed with BNDES Loan Agreement no. 08.2.0989.1, with COPEL as a intervening agent, to fund the construction of the Mauá Hydroelectric Power Plant and its transmission system, in consortium with Eletrosul. The loan amounts to R$ 169,500, which will be released in installments as funds are required and pursuant to BNDES' financial scheduling.

This loan will be paid off in 192 monthly installments, starting on February 15, 2012 and ending on January 15, 2028, bearing interest of 1.63% above the Long-Term Interest Rate (TJLP), which will be paid quarterly during the grace period and monthly after the first payment of the principal amount.

As a guarantee for the payment of all amounts due under this agreement, COPEL Geração e Transmissão has pledged in favor of BNDES a lien on all the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Power Market (“Contratos de Compra de Energia no Ambiente Regulado” or CCEARs) in connection with this project, which shall be collected in a special main account for this purpose. The Company shall also set up two "reserve accounts" to cover any shortfalls in the main account. This guarantee will be operated under an Agreement on Revenue Transfer and Attachment, Account Management, and Other Covenants signed by COPEL Geração e Transmissão, BNDES, and Banco do Brasil.

The first installment was made available in July 2009, in the amount of R$ 55,748. The contract contains provisions on accelerated maturity in certain conditions.

i) Banco do Brasil – Transfer of BNDES funds

On April 16, 2009, COPEL Geração e Transmissão signed with Banco do Brasil Loan Agreement no. 21/02000-0, with COPEL as an intervening agent, to fund the construction of the Mauá Hydroelectric Power Plant and its transmission system, in consortium with Eletrosul. The loan amounts to R$ 169,500, which will be released in installments pursuant to the Uses and Sources Schedule attached to the agreement.

This loan will be paid off in 192 monthly installments, starting on February 15, 2012 and ending on January 15, 2028, bearing interest of 2.13% above the Long-Term Interest Rate (TJLP), which will be paid quarterly during the grace period and monthly after the first payment of the principal amount. As a guarantee for the payment of all amounts due under this agreement, COPEL Geração e Transmissão has pledged in favor of Banco do Brasil a lien on all the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Power Market (“Contratos de Compra de Energia no Ambiente Regulado” or CCEARs) in connection with this project, which shall be collected in a special main account for this purpose. The Company shall also set up two "reserve accounts" to cover any shortfalls in the main account. This guarantee will be operated under an Agreement on Revenue Transfer and Attachment, Account Management, and Other Covenants signed by COPEL Geração e Transmissão, BNDES, and Banco do Brasil.

The first installment was made available in August 2009, in the amount of R$ 55,748.

The contract contains provisions on accelerated maturity in certain conditions.

20 Debentures

The balance of debentures is broken down below:

	Current				Long-term
	liabilities				liabilities
			2009	2008	2009	2008
	Principal amount	Charges	Total	Total
Parent Company (a)	-	17,238	17,238	169,233	600,000	600,000
Elejor (b)	34,665	2,292	36,957	25,767	153,384	202,116
	34,665	19,530	54,195	195,000	753,384	802,116

Maturity of noncurrent installments

	Consolidated
	2009	2008
2010	-	36,455
2011	636,054	638,454
2012	36,054	38,454
2013	36,054	38,454
2014	33,005	35,409
2015	11,105	13,290
2016	1,112	1,600
	753,384	802,116

Changes in the balances of debentures

	Current	Long-term	Consolidated
Balances	liabilities	liabilities	Total
As of 2007	171,827	1,002,674	1,174,501
Charges	121,025	-	121,025
Monetary variation	8	638	646
Transfers	201,196	(201,196)	-
Amortization - principal amount	(176,072)	-	(176,072)
Amortization - interest	(122,984)	-	(122,984)
As of 2008	195,000	802,116	997,116
Charges	83,416	-	83,416
Monetary variation	23	234	257
Transfers	48,966	(48,966)	-
Amortization - principal amount	(163,175)	-	(163,175)
Amortization - interest	(110,035)	-	(110,035)
As of 2009	54,195	753,384	807,579

a) Debentures - Parent Company

1) Fourth Issue of Debentures

The issuance of 60 thousand debentures constituted the fourth single issuance carried out by the Company on September 1, 2006, in the amount of R$ 600,000, completed on October, 6, 2006, with full subscription totaling R$ 607,899, valid for five years as from date of issuance and with final maturity, in sole series, on September 1, 2011. Debentures are single, non-convertible into shares, book-entry, nominative and without guarantee.

These securities yield interest on their face value of 104% of the average one-day Interfinance Deposit (DI - over) rates, extra-group, expressed in an annual percentage rate based on 252 business days, calculated and published daily by CETIP (the “DI rate”) in exponential and cumulative pro rata temporis manner according to the number of business days elapsed. Interest corresponding to the capitalization period is due and paid semi-annually, with the first due date on March 1, 2007 and the last on September 1, 2011. There will be no renegotiation of these debentures.

The resources obtained with the issue of these debentures were used to optimize the Company’s debt profile, by means of payment of its financial obligations, and to reinforce its cash flow. The resources from this issue were used to settle 1/3 of the principal amount of the Company's 3rd issue of debentures, due on February 1, 2007, and the principal amount of the Company’s 2nd issue of debentures, due on March 1, 2007.

The debentures feature provisions setting forth accelerated maturity in the following cases:

1) Bankruptcy ruling against the issuer or any subsidiary controlled, directly or indirectly, by the issuer, or filing for business reorganization in bankruptcy by the issuer or by any subsidiary controlled, directly or indirectly, by the issuer (or any similar judicial proceeding similar which replaces or complements the current legislation on bankruptcy and business reorganization, including judicial or extrajudicial recovery);

2) Non-payment of any amounts due to debenture holders on the dates set forth in the agreement;

3) Court ruling for intervention in the concession or for termination of the concession for the services of distribution, transmission, or generation of power by the issuer or by the subsidiaries of the issuer;

4) Notwithstanding the provision in item (2) above, the default by the issuer or by COPEL Generation on any non-financial obligation or the untruthfulness of any statement contained in this agreement or in the pledge agreement, not remedied in ten business days from the date of default or of proof of untruthfulness. This ten business day deadline is not applicable to obligations for which a specific deadline has been set;

5) Legitimate protest against any security of the issuer or of any subsidiary controlled, directly or indirectly, by the issuer, with single or aggregate value equal to or greater than R$ 25,000, such an amount being restated annually according to the variation of the IGP-M index calculated and published by Fundação Getúlio Vargas, except in the event such protest is made in error or bad faith by third parties, provided that such situation is proven validly by the issuer or subsidiary controlled, directly or indirectly, by the issuer, as the case may be, or in the event it is cancelled within thirty days of its filing;

6) Final court or arbitration ruling against the issuer or any subsidiary controlled, directly or indirectly, by the issuer in aggregate amount greater than R$ 40,000, such an amount being restated annually according to the variation of the IGP-M index, provided the issuer or any subsidiary controlled, directly or indirectly, by the issuer fails to prove payment of the aggregate amount to the fiduciary agent, within ten business days from such supposed payment, in compliance with the schedule and conditions set forth in such final court or arbitration ruling;

7) Accelerated maturity of any debt of the issuer or of any subsidiary controlled, directly or indirectly, by the issuer in a single or aggregate amount equal to or greater than R$ 25,000, such an amount being restated annually according to the variation of the IGP-M index;

8) Lack of payment by the issuer or by any subsidiary controlled, directly or indirectly, by the issuer of any financial obligations in aggregate amount equal to or greater than R$ 25,000, such an amount being restated annually according to the variation of the IGP-M index;

9) Violation by the issuer or by any subsidiary controlled, directly or indirectly, by the issuer, during the term of this agreement, of laws, rules, and regulations, including those of environmental nature, which affect or may affect the issuer’s ability to legitimately fulfill its obligations set forth in this agreement; and

10) Any change in the corporate object contained in the issuer’s by-laws which modifies the primary business activity of the issuer.

2) Third Issue of Debentures

A single series of 40,000 debentures makes up the third issue of simple debentures, concluded on May 9, 2005, fully subscribed for R$ 400,000, with a four-year term. These debentures matured and were paid off on February 1, 2009.

b) Debentures - Elejor

The contract for Elejor’s first issue of debentures was signed with BNDES Participações S.A., with COPEL intervening as “Guarantor Shareholder”.

These funds were raised to be employed in the following:

1) Investments in the Fundão-Santa Clara Power Complex, on the Jordão River, in the State of Paraná;

2) Investments in two small hydropower plants, the Santa Clara I SHP and the Fundão SHP;

3) Payment of 50% of the amounts borrowed between July 1, 2004 and September 30, 2004 under the loan agreement signed on April 7, 2004 with the Guarantor Shareholder;

4) Full payment of the funds loaned by the Guarantor Shareholder from October 1, 2004 until the date the first debentures were paid in;

5) Payment of operating expenses inherent to the issuer's business, including the purchase of power to meet supply obligations; and

6) Financing of the social and environmental programs in connection with the investments in the Fundão-Santa Clara Power Complex.

One thousand debentures were issued in book-entry form, without the issue of guarantees or certificates. They were issued in two series, the first one comprising 660 debentures, and the second one, 340. Both of them are nominal, convertible into common shares and into class C preferred shares, at the discretion of the debenture holders.

The total amount of this issue was R$ 255,626. The debentures had a face value of R$ 256 on the issue date, February 15, 2005, and this value is restated according to the variation of the long term interest rate (TJLP).

The final maturity of the first series is scheduled for February 15, 2015. After the grace period for the principal amount of 48 months from the issue date, amortization will take place in 24 quarterly installments pursuant to the agreement. The first amortization payment was on May 15, 2009.

The final maturity of the second series is scheduled for February 15, 2016. After the grace period for the principal amount of 60 months from the issue date, amortization will take place in 24 quarterly installments pursuant to the agreement. The first amortization payment is due on May 15, 2010.

The first and second series yield interest based on the variation of TJLP, plus a 4% p.a. spread on the outstanding balance of each series. Interest on the first series is due annually, in the first twelve months from the issue date, and quarterly thereafter. The first payment was due on February 15, 2006, and the last one, on February 15, 2015. Interest on the second series is due annually, in the first 24 months from the issue date, and quarterly thereafter. The first payment was due on May 15, 2007, and the last one, on February 15, 2016.

Advance payments of the 2nd issue of debentures

In December 2008, R$ 42,621 were paid in advance, plus financial charges of R$ 2,379, for a total of R$ 45,000.

In August 2009, R$ 5,487 were paid in advance, plus financial charges of R$ 313, for a total of R$ 5.800.

In October 2009, R$ 3,784 were paid in advance, plus financial charges of R$ 216, for a total of R$ 4,000.

In December 2009, R$ 4,256 were paid in advance, plus financial charges of R$ 244, for a total of R$ 4.500.

The agreement contains the following guarantees:

1) Letter of guarantee signed by COPEL pledging an unsecured guarantee and taking main responsibility for payment to debenture holders;

2) Lien on rights resulting from the concession agreement: pursuant to the terms and provisions of the private agreements for lien on revenues and other covenants between the issuer, the fiduciary agent, and the depositary bank, an irrevocable lien was constituted, with due authorization by ANEEL; and

3) Lien on revenues and reserve of funds for payment: pursuant to the agreement between the issuer, the fiduciary agent, and the depositary bank, a centralizing account and a reserve account were constituted and shall be in effect until final settlement of all obligations under this agreement.

The debentures feature provisions setting forth accelerated maturity in certain conditions.

21 Suppliers

.
		Consolidated
		2009	2008
Transmission network use charges
Use of the Basic Network		63,209	57,096
Energy transmission		4,310	4,182
Connections		274	265
		67,793	61,543
Electricity suppliers
Eletrobrás (Itaipu)		80,104	100,040
Furnas Centrais Elétricas S.A.		34,375	32,757
Companhia Hidro Elétrica do São Francisco - Chesf		33,696	32,108
Companhia Energética de São Paulo - Cesp		12,031	11,488
Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.		11,330	10,234
Centrais Elétricas do Norte do Brasil S.A. - Eletronorte		10,856	10,316
CPFL Energia S.A.		10,041	994
Itiquira Energética S.A.		10,000	9,247
Companhia Energética de Minas Gerais - Cemig		6,530	4,660
Dona Francisca Energética S.A.		5,100	5,128
Cia. Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE		3,819	3,632
Utilities - CCEE (Note 33)		1,859	27,976
Other suppliers		26,656	13,789
		246,397	262,369
Materials and services
Petróleo Brasileiro S.A. - Petrobras - gas acquired by Compagas		23,166	36,775
Petróleo Brasileiro S.A. - Petrobras - renegotiation (a)		43,949	-
Petróleo Brasileiro S.A. - Petrobras - renegotiation - long-term (a)		175,796	214,157
Other suppliers		162,224	137,145
		405,135	388,077
		719,325	711,989
	Current	543,529	497,832
	Noncurrent	175,796	214,157

a) Petróleo Brasileiro S.A. - Petrobras

On March 6, 2006, COPEL signed an agreement with Petrobras to settle the pending issues regarding the gas purchase agreement for the Araucária Thermal Power Plant. This settlement comprised the signature of an Out-of-Court Agreement, under which COPEL Generation, with COPEL as guarantor, acknowledged a R$ 150,000 debt to Petrobras, as grantor of Compagas’ credits to COPEL Generation, which shall be paid in 60 monthly installments restated by the Selic rate, starting in January 2010.

On May 30, 2006, COPEL Generation signed a Mutual Release Agreement with Compagas under which both companies fully and irrevocably release each other from all obligations and rights under the Natural Gas Purchase and Sale Agreement signed by them on May 30, 2000 and terminated on May 31, 2005, renouncing any claims against each other, on any grounds, as of the date of the Out of Court Settlement and Confession of Indebtedness signed by them and by Petrobras, with the participation of COPEL. The debt acknowledged by COPEL Generation remains.

b) Main power purchase agreements

.	Period of	Purchased power	Date of	Average purchase
	Supply	(Avg. MW)	auction	price (R$)
Auction of power from existing facilities
1st Auction - 2005 Product	2005 to 2012	915.00	December 7, 2004	57.51
1st Auction - 2006 Product	2006 to 2013	421.58	December 7, 2004	67.33
1st Auction - 2007 Product	2007 to 2014	4.86	December 7, 2004	75.46
2nd Auction - 2008 Product	2008 to 2015	58.32	April 2, 2005	83.13
4th Auction - 2009 Product	2009 to 2016	29.82	October 11,2005	94.91
5th Auction - 2007 Product	2007 to 2014	159.38	December 14, 2006	104.74
		1,588.96
Auction of power from new facilities
1st Auction - 2008 Hydro Product	2008 to 2037	3.61	December 16, 2005	106.95
1st Auction - 2008 Thermal Product	2008 to 2022	28.56	December 16, 2005	132.26
1st Auction - 2009 Hydro Product	2009 to 2038	3.26	December 16, 2005	114.28
1st Auction - 2009 Thermal Product	2009 to 2023	41.59	December 16, 2005	129.26
1st Auction - 2010 Hydro Product	2010 to 2039	66.32	December 16, 2005	114.57
1st Auction - 2010 Thermal Product	2010 to 2024	64.30	December 16, 2005	121.81
3rd Auction - 2011 Hydro Product	2011 to 2040	57.66	October 10, 2006	120.86
3rd Auction - 2011 Thermal Product	2011 to 2025	54.22	October 10, 2006	137.44
4th Auction - 2010 Thermal Product	2010 to 2024	18.32	July 26, 2007	134.64
5th Auction - 2012 Hydro Product	2012 to 2041	52.50	October 16, 2007	129.14
5th Auction - 2012 Thermal Product	2012 to 2026	117.27	October 16, 2007	128.37
6th Auction - 2011 Thermal Product	2011 to 2025	51.07	September 17, 2008	128.42
7th Auction - 2013 Hydro Product	2013 to 2042	12.24	September 30, 2008	98.98
7th Auction - 2013 Thermal Product	2013 to 2027	303.99	September 30, 2008	145.23
Santo Antonio	2012 to 2041	106.00	December 10, 2007	78.87
Jirau	2013 to 2042	141.51	May 19, 2008	71.37
		1,122.42

The table features the main power purchase agreements signed in the regulated power trading environment. These contracts are restated annually according to the IPCA inflation index.

22 Accrued Payroll Costs

.
	Consolidated
	2009	2008
Payroll
Profit sharing	64,995	65,816
Taxes and social contribution	28,574	26,659
Payroll, net	178	103
Compensation - Voluntary Redundancy (Note 31.c.2)	15,859	-
Assignments to third-parties	-	5
	109,606	92,583
Labor accruals
Paid vacation and annual bonus	55,602	50,909
Social charges on paid vacation and 13th salary	17,458	15,896
Voluntary redundancy (Note 31.c.2)	24,291	-
	97,351	66,805
	206,957	159,388

23 Post-Employment Benefits

a) Pension Plan

The Company and its subsidiaries sponsor retirement and pension plans (Pension Plans I, II, and III) and a medical and dental care plan (Healthcare Plan) to both current and retired employees and their dependents.

Pension Plans I and II are defined benefit plans, while Plan III is a defined contribution plan.

The cost shares borne by the plans’ sponsors are recorded according to an actuarial assessment prepared annually by independent actuaries pursuant to the rules of CVM Ruling no. 371/00. The economic and financial assumptions for purposes of actuarial assessment are discussed with the independent actuaries and approved by the sponsors’ senior management.

The flow of payment of contributions under Plans I and II, as of July 2007, was guaranteed under an agreement called “Private Agreement for Adjustment of Mathematical Reserves for the Basic and Supplemental Pension Plans”, signed on January 20, 1999. Based on legal opinions by external and internal legal experts who reviewed specific clauses of this agreement and concluded that the corresponding liabilities had expired, the Company notified the senior management of Fundação COPEL de Previdência e Assistência Social, on July 27, 2007, that no contribution payments would be made under that agreement as of August 2007.

In September 2007, Fundação COPEL disputed COPEL's interpretation, which led to a joint request for review and ruling by the State Department of Supplemental Pension Plans (SPC). After the submission of requested clarifications and the conduction of an actuarial audit recommended by the SPC, in October 2008 the SPC requested further clarifications about the report and the opinion of the consulting company in charge of the audit, which had been submitted by the COPEL Foundation in July 2008. As of the date of these financial statements, SPC has not ruled on the matter.

The outcome of this issue will not affect the amounts which have already been recorded as an actuarial liability pursuant to CVM Instruction no. 371/00. In fact, it will only affect the cash flow of the payment of contributions between COPEL and the COPEL Foundation.

b) Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits, and conditions set in specific regulations. Coverage includes periodic medical exams and is extended to all retirees and pensioners for life.

c) Balance sheet and statement of operations

Amounts recognized in the balance sheet, under Post-Employment Benefits, are summarized below:

			Consolidated
			Total
		2009	2008
Pension Plan
Pension Plan - Plans I and II (DB)		-	95,436
Pension Plan - Plan III (VC) - employees		10,235	9,111
		10,235	104,547
Healthcare Plan		365,246	343,398
		375,481	447,945
	Current	22,505	22,066
	Noncurrent	352,976	425,879

The consolidated amounts recognized in the statement of operations are shown below:

.
	Consolidated
	2009	2008
Pension plan - periodic post-employment cost	(95,436)	(31,420)
Pension plan (DC)	53,922	48,138
Pension plan (DC) - managers	217	137
Healthcare plan - post-employment	34,051	(6,909)
Healthcare plan contributions	28,797	27,459
Healthcare plan contributions - managers	5	3
	21,556	37,408
(-) Transfers to construction in progress	(7,379)	(7,392)
	14,177	30,016

The annual estimated cost for 2009, calculated by an independent actuary, resulted in income due to the actuarial gains which are being amortized and whose amounts exceed the regular periodic cost of the plans.

Changes in the Post-Employment Benefits balance

	Current	Noncurrent	Consolidated
Balances	liabilities	liabilities	Total
As of 2007	42,286	454,411	496,697
Appropriation of actuarial calculation	-	(38,329)	(38,329)
Pension and healthcare contributions	75,737	-	75,737
Transfers	(9,797)	9,797	-
Amortizations	(86,160)	-	(86,160)
As of 2008	22,066	425,879	447,945
Appropriation of actuarial calculation	-	(61,385)	(61,385)
Pension and healthcare contributions	82,941	-	82,941
Transfers	11,518	(11,518)	-
Amortizations	(94,020)	-	(94,020)
As of 2009	22,505	352,976	375,481

d) Actuarial assessment pursuant to CVM Ruling no. 371/00

Actuarial assumptions

The actuarial assumptions used to determine the amounts of liabilities and costs for 2009 and 2008 are shown below:

	.
	Consolidated
	Real	Nominal
Economics
Inflation p.a.	-	5.20%
Projected rate of discount/return p.a.	6.00%	11.51%
Wage increase p.a.	2.00%	7.30%
Demographics
Death rate		AT - 83
Disabled death rate		AT - 49
Disability rate		Light

Number of participants and beneficiaries:

	Pension		Healthcare
Number of participants (1)	plan		plan
	2009	2008	2009	2008
Number of active participants	8,735	8,364	8,384	8,213
Number of inactive participants	5,863	5,781	4,677	4,636
Number of dependents	-	-	23,674	24,437
Total	14,598	14,145	36,735	37,286
(1) Unaudited by the independent auditors

Actuarial assessment

	Pension	Healthcare	Consolidated
Benefits plan	plan	plan	Total
			2009	2008
Totally or partially covered liabilities	2,915,084	476,227	3,391,311	3,067,284
Fair value of plan's assets	(3,509,658)	(110,981)	(3,620,639)	(3,496,623)
State of plan coverage	(594,574)	365,246	(229,328)	(429,339)
Deferred actuarial gains	564,461	-	564,461	868,173
	(30,113)	365,246	335,133	438,834
Unrecognized asset	30,113	-	30,113	-
Total liability	-	365,246	365,246	438,834

In light of the Brazilian legislation on pension funds, particularly Supplemental Pension Management Council’s Rule no. 26, the Company does not record the net assets as of the end of the fiscal year.

The actuarial assessment of defined benefit plans is calculated by the projected unit credit cost method (PUC). The net assets of the benefit plan are assessed according to market values (mark to market).

Since the year ended on December 31, 2006, COPEL has chosen to not defer future actuarial gains and losses recorded in the healthcare plan, rather recording them immediately in the statement of income.

On December 31, 2009, the balance of accumulated amounts in the defined contribution plan was R$ 1,420,320 (R$ 1,142,537 on December 31, 2008).

Changes in actuarial liabilities

	Pension	Healthcare
	plan	plan
Current value of net actuarial liability in 2007	2,518,605	476,830
Cost of current service	15,963	1,492
Interest cost	282,252	52,527
Benefits paid	(199,381)	(24,889)
Actuarial gains (losses)	(3,742)	(52,373)
Current value of net actuarial liability in 2008	2,613,697	453,587
Cost of current service	20,398	1,534
Interest cost	289,985	50,274
Benefits paid	(200,067)	(31,672)
Actuarial gains (losses)	191,071	2,504
Current value of net actuarial liability in 2009	2,915,084	476,227

Changes in actuarial assets

.	Pension	Healthcare
	plan	plan
Fair value of plan's assets as of 2007	3,255,449	114,392
Projected return on plan assets	363,364	12,372
Contributions and additions	4,226	62,771
Benefits paid	(199,381)	(73,540)
Actuarial gains (losses)	(37,332)	(5,698)
Fair value of plan's assets as of 2008	3,386,326	110,297
Projected return on plan assets	384,655	12,519
Contributions and additions	14,254	63,057
Benefits paid	(200,067)	(70,668)
Actuarial gains (losses)	(75,510)	(4,224)
Fair value of plan's assets as of 2009	3,509,658	110,981

Estimated costs

The estimated net periodic plan costs (gains) for 2009, according to the actuarial criteria of CVM

Ruling no. 371/00, for each plan are shown below:

	Pension	Healthcare
	plan	plan	Consolidated
			2010
Cost of current service	15,760	6,179	21,939
Estimated interest cost	311,160	47,278	358,438
Projected return on plan assets	(393,702)	(12,776)	(406,478)
Projected employee contributions	(14,166)	(12,695)	(26,861)
Amortization of gains and losses	(22,422)	-	(22,422)
Costs (revenues)	(103,370)	27,986	(75,384)

24 Customer Charges Due

	Consolidated
	2009	2008
Energy Development Account - CDE	17,818	14,904
Global Reversal Reserve - RGR	7,245	6,045
Fuel Consumption Account - CCC	4,460	22,174
	29,523	43,123

25 Research and Development and Energy Efficiency

Pursuant to ANEEL regulation, power distribution, generation, and transmission utilities are required to allocate an annual share of 1% of their net operating revenues to power sector research and development and energy efficiency programs.

Through the Manuals for Research and Development and Energy Efficiency, ANEEL has established the criteria and procedures for the calculation, application, and collection by concession, permission, and authorization holders of the funds to be assigned monthly to Energy Efficiency and Research and Development projects, to the National Fund for Scientific and Technological Development (FNDCT), and to the Ministry of Mining and Energy (MME), pursuant to Law no. 9,991/00.

COPEL’s balances allocated to Research and Development and Energy Efficiency are detailed down below:

.	Applied and	Balance to	Balance to	Balance as of	Balance as of
	unfinished	collect	apply	2009	2008
Research and Development - R&D
FNDCT	-	1,325	-	1,325	18,649
MME	-	682	-	682	9,345
R&D	25,196	-	79,365	104,561	85,596
	25,196	2,007	79,365	106,568	113,590
Energy Efficiency Program - EEP	20,428	-	84,502	104,930	84,973
	45,624	2,007	163,867	211,498	198,563
			Current	121,005	126,484
			Noncurrent	90,493	72,079

Changes in the balances of R&D and EEP

The changes in these balances are shown below:

	FNDCT	MME		R&D		EEP	Consolidated
Balances	Current	Current	Current	Noncurrent	Current	Noncurrent	Total
As of 2007	20,157	10,287	75,893	-	78,943	-	185,280
Additions	14,111	7,056	14,111	-	18,338	-	53,616
SELIC interest rate	-	-	7,818	-	6,704	-	14,522
Tranfers	-	-	(37,509)	37,509	(34,570)	34,570	-
Disbursements	(15,619)	(7,998)	-	-	-	-	(23,617)
Concluded projects	-	-	(12,226)	-	(19,012)	-	(31,238)
As of 2008	18,649	9,345	48,087	37,509	50,403	34,570	198,563
Additions	14,831	7,415	2,900	11,933	3,023	16,182	56,284
SELIC interest rate	-	-	1,383	5,448	1,236	5,185	13,252
Tranfers	-	-	(18)	18	20,352	(20,352)	-
Disbursements	(32,155)	(16,078)	-	-	-	-	(48,233)
Concluded projects	-	-	(2,699)	-	(5,669)	-	(8,368)
As of 2009	1,325	682	49,653	54,908	69,345	35,585	211,498

26 Other Accounts Payable

	Consolidated
	2009	2008
Current liabilities
Concession charge - ANEEL grant	36,576	38,649
Financial compensation for use of water resources	19,402	17,601
Collected public lighting charge	17,989	18,669
Reimbursements of customer contributions	15,304	18,037
Participation in consortia	7,309	4,833
Collaterals	4,521	1,723
Advance payments from customers	3,945	93
Reparations to the Apucaraninha indian community	2,596	2,498
Insurance companies - premiums due	2,251	3,181
Other liabilities	11,263	9,099
	121,156	114,383
Noncurrent liabilities
Reparations to the Apucaraninha indian community	2,596	4,995
Other liabilities	357	1,679
	2,953	6,674

27 Reserve for Contingencies

The Company is a party to several labor, tax and civil claims filed before different courts. COPEL’s senior management, based on the opinion of its legal counsel, maintais a reserve for contingencies in connection with lawsuits whith problable chance of an unfavorable outcome. The balances of the Company’s reserve for contingencies, net of escrow deposits, are shown below:

Consolidated		Judicial	Net	Net
	Contingencies	deposits	provision	provision
			2009	2008
Labor (a)	158,431	(23,722)	134,709	104,354
Regulatory (b)	37,010	-	37,010	36,851
Civil:
Suppliers (c)	84,024	(22,822)	61,202	52,209
Civil and administrative claims (d)	57,213	(10,568)	46,645	23,213
Easements (e)	14,902	-	14,902	15,615
Condemnations and real estate (e)	125,339	-	125,339	119,645
Customers (f)	5,324	(1,426)	3,898	4,571
Environmental claims (g)	10	-	10	-
	286,812	(34,816)	251,996	215,253
Tax:
COFINS tax (Note 8.d.2)	-	-	-	178,753
Other taxes (h)	77,858	(27,029)	50,829	58,154
	77,858	(27,029)	50,829	236,907
	560,111	(85,567)	474,544	593,365

Parent Company		Judicial	Net	Net
	Contingencies	deposits	provision	provision
			2009	2008
Regulatory claims (b)	9,249	-	9,249	9,249
Civil claims	328	(288)	40	434
Tax claims:
COFINS tax (Note 8.d.2)	-	-	-	178,753
Other taxes (h)	44,357	(27,004)	17,353	25,726
	44,357	(27,004)	17,353	204,479
	53,934	(27,292)	26,642	214,162

Changes in reserve for contingencies

Consolidated	Balance as of	Additions	Additions to		Balance as of
	2008	(reversals)	p., p., &e.	Payments	2009
Labor	129,699	53,551	4	(24,823)	158,431
Regulatory	36,851	151	-	8	37,010
Civil:
Suppliers	52,209	31,815	-	-	84,024
Civil and administrative claims	29,987	32,743	-	(5,517)	57,213
Easements	15,615	-	4,825	(5,538)	14,902
Condemnations and real estate	119,645	-	5,710	(16)	125,339
Customers	5,465	128	-	(269)	5,324
Environmental claims	-	10	-	-	10
	222,921	64,696	10,535	(11,340)	286,812
Tax:
COFINS tax	178,753	(178,753)	-	-	-
Other taxes	85,158	(7,300)	-	-	77,858
	263,911	(186,053)	-	-	77,858
	653,382	(67,655)	10,539	(36,155)	560,111

Parent Company	Balance as of	Additions	Balance as of
	2008	(reversals)	2009
Regulatory	9,249	-	9,249
Civil	434	(106)	328
Tax:
Cofins tax	178,753	(178,753)	-
Other taxes	52,729	(8,372)	44,357
	231,482	(187,125)	44,357
	241,165	(187,231)	53,934

The amount related to cases classified as reasonably possible losses, estimated by the Company and its subsidiaries as of December 31, 2009, reached R$ 1,879,460, of which R$ 110,706 correspond to labor claims; R$ 1,195,126 to regulatory claims; R$ 115,942 to civil claims; and R$ 457,686 to tax claims. It is important to point out that COPEL has a good chance of success in the lawsuit it filed to dispute the effects of ANEEL Ruling no. 288/2002, based on the opinion of its legal counsel, as discussed in Note 33 herein, under the title “Electric Energy Trading Chamber (CCEE)”.

a) Labor claims

Labor claims comprise claims filed by former employees of COPEL in connection with the payment of overtime, hazardous working conditions, transfer bonuses, wage equality/reclassification, and other matters, and also claims by former employees of contractors (joint liability) and third-parties (secondary liability) involving reparations and other matters. They also include labor claims by retired COPEL employees against the COPEL Foundation, which will reflect on the Company.

b) Regulatory claims

COPEL is disputing on the administrative and on the judicial level notices issued by the regulatory agency in connection with supposed regulatory violations. The main lawsuits currently in progress, in the amount of R$ 30,373, are those involving Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A., in which ANEEL Ruling no. 288/2002 is being disputed. The likely success in these lawsuits will result in changes in CCEE accounting, which requires the constitution of a provision for these amounts, since COPEL will be required to pay off the amounts due.

c) Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

COPEL Distribuição is disputing in court the validity of the terms and conditions of the power purchase and sale agreements signed with Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A., based on the argument that they grant benefits to the selling companies that hurt the public interest. At the same time, both companies, after having rescinded the agreements, filed for arbitration before the Arbitration Chamber of Fundação Getúlio Vargas, which sentenced COPEL to the payment of contractual penalties for having caused the rescission of the agreement. COPEL has filed for a court order making the arbitration ruling void.

Management, based on the opinion of its legal counsel that it is likely to lose this case and on the current stage of the lawsuits, decided to set aside a reserve for contingencies in the original amount of the debt, restated according to the original contractual terms, which amounted to R$ 84,024 as of December 31, 2009.

d) Civil and administrative claims

These claims usually involve reparations for accidents involving power grids and vehicle accidents.

e) Easements, condemnation, and real estate

COPEL’s real estate claims comprise mostly cases of condemnation and easements, in which compensation is always mandatory pursuant to the Federal Constitution, which requires that the Federal Government pay just compensation, in cash, prior to condemnation of private property or to the imposition of restrictions on the use of property without transfer of title. Lawsuits are usually filed when parties fail to agree on the amount of compensation due.

Ivaí Engenharia de Obras S.A.

In a lawsuit filed by Ivaí Engenharia de Obras S.A., COPEL Geração e Transmissão was sentenced to the payment of R$ 180,917 as compensation for a supposed economic-financial imbalance under Contract D-01, concerning construction work for the Jordão River diversion project. COPEL appealed this decision and was partially successful, avoiding the application of the SELIC interest rate on top of the penalty interest. COPEL will continue to dispute this claim in court, through all means legally available.

The Company set aside a reserve for contingencies in the amount of R$ 113,795, in light of the evaluation conducted by its Chief Legal Office, which estimates that a loss is probable.

f) Customer claims

These claims usually involve reparations for damage to electric appliances, moral damages on account of service-related issues (such as suspension of supply), and lawsuits filed by industrial customers disputing the legality of a rate increase during the Brazilian Government’s “Cruzado Plan” period and pleading refunds. COPEL set up a provision based on the supposed discrepancy in the rates charged to industrial customers from March through November 1986, plus financial charges, in an amount believed to be sufficient to cover probable losses.

g) Environmental claims

Environmental claims involving COPEL and its subsidiaries usually comprise class actions whose goal is to stop the environmental licensing process for new projects or the recovery of permanent protection areas around power plant reservoirs which have been illegally used by individuals. COPEL estimates that unfavorable outcomes would result only in the cost of new environmental studies and of the recovery of Company-owned land.

Furthermore, COPEL had on December 31, 2009 commitments to environmental agencies in the amount of R$ 89,541 (R$ 17,674 as of 2008), which shall be realized over the next few years, so that this amount will mostly be incorporated into the Company's property, plant, and equipment as disbursements are made, thus significantly reducing the risk of environmental damage.

h) Other taxes

1) Service Tax (ISS)

These claims involve tax penalties imposed on COPEL for not having withheld service tax on the services rendered to the Company by third-parties.

2) Value-Added Tax on Sales and Services (ICMS)

The majority of the discussions involve the filing of a judicial claim by the Group A consumers against the inclusion of the contracted demand in the calculation basis of ICMS. However, in almost all of these judicial claims, the judiciary has removed the Company from the defendant position of the demand and maintains the State of Paraná as legitimate defendant to respond for the possible incorrect collection of ICMS amounts on the contracted demand of electric energy.

3) Urban Real Estate Tax (IPTU)

COPEL is disputing both administratively and judicially the levy of IPTU charges on its concession-related properties, on grounds that these are tax exempt. In fact, the Company has been successful in some cases of tax executions filed by State municipalities against it.

4) Social Security Contributions

COPEL is party to a wide range of administrative and judicial proceedings involving social security contributions. Most claims, however, involve COPEL’s joint liability for the collection of social security contributions levied on services rendered by third-parties.

5) Rural Real Estate Tax (ITR)

The discussions on ITR involve, basically, the questioning of the incidence of this tax on the flooded areas resulting from the construction of hydroelectric plants, as well as on the areas currently in possession of people settled due to the Resettling Programs which are, also, due to the construction of hydroelectric plants.

6) Contribution for Intervention in the Economic Domain (CIDE/FUST/FUNTTEL)

The Company has filed administrative claims disputing Assessment Notices issued by the National Telecommunications Agency (ANATEL) and by the Ministry of Communications, on account of supposed balances owed from 2001 to 2006 to the Telecommunications Universalization Fund (FUST) and to the Telecommunications Technology Development Fund (FUNTTEL). COPEL Telecommunications has argued that the basis for calculation of these charges is correct, pursuant to the applicable legislation, so that no outstanding balances exist.

28 Shareholders' Equity

a) Share capital

As of December 31, 2009, Copel’s paid in share capital, represented by shares with no par value, was R$ 4,460,000. The different classes of shares and main shareholders are detailed below:

	In shares
Shareholders	Common		Class A Preferred		Class B Preferred		Total
		%		%		%		%
State of Paraná	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96
Eletrobrás	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Stock Exchanges
BM&FBOVESPA (1)	19,465,551	13.42	127,327	32.25	60,515,455	47.19	80,108,333	29.27
NYSE (2)	152,436	0.11	-		40,077,562	31.26	40,229,998	14.70
Latibex (3)	-	-	-	-	301,167	0.23	301,167	0.11
Municipalities	178,393	0.12	12,797	3.24	-	-	191,190	0.07
Other shareholders	376,553	0.25	254,717	64.51	39,625	0.03	670,895	0.25
	145,031,080	100.00	394,841	100.00	128,229,454	100.00	273,655,375	100.00
(1) São Paulo Stock Exchange
(2) New York Stock Exchange
(3) Latin American Securities Market in Euros, linked to the Madrid Stock Exchange

Each share entitles its holder to one vote in the general shareholders’ meetings. Preferred shares, which do not carry voting rights, are divided into classes A and B.

Class “A” preferred shares enjoy priority in the reimbursement of capital and in the right to non-cumulative annual dividends of 10%, calculated proportionately to the capital represented by the shares of this class.

Class “B” preferred shares have priority in the reimbursement of capital and the right to the distribution of minimum dividends, calculated as 25% of adjusted net income, pursuant to the corporate legislation and to the Company’s by-laws, calculated proportionately to the capital represented by the shares of this class. Class “B” shareholders have priority only over the common shareholders in the distribution of mandatory dividends, which shall only be paid out of the remaining net income after the payment of priority dividends to class “A” shareholders.

According to Article 17 and following paragraphs of Federal Law 6,404/76, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

b) Shareholder Breakdown

COMPANHIA PARANAENSE DE ENERGIA - COPEL								As of 31/12/2008 (In shares)
SHAREHOLDING POSITION OF THE HOLDERS OF MORE THAN 5% OF EACH CLASS OF STOCK (ENTITIES AND INDIVIDUALS)

				Class A Preferred		Class B Preferred
		Common Shares		Shares		Shares		Total
SHAREHOLDER		Shares	%	Shares	%	Shares	%	Shares	%
CONTROLLING SHAREHOLDERS	STATE OF PARANÁ	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08

	BNDES PARTICIPAÇÕES S.A. - BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96

		-	-	-	-	-	-	-	-
		-	-	-	-	-	-	-	-
TREASURY STOCK		-	-	-	-	-	-	-	-
OTHER SHAREHOLDERS		21,703,707	14.96	398,177	100.00	100,930,473	78.71	123,032,357	44.96
TOTAL		145,031,080	100.00	398,177	100.00	128,226,118	100.00	273,655,375	100.00
Obs.: BNDES Participações S.A. - BNDESPAR is a public company, wholly-owned by Banco Nacional de Desenvolvimento Social - BNDES, which is 100.0% owned by the Federal Government. It holds a shareholders' agreement with the State Government.

COMPANHIA PARANAENSEDE ENERGIA -COPEL								As of 31/12/2009 (In shares)
SHAREHOLDING POSITION OF THE HOLDERS OF MORE THAN 5% OF EACH CLASS OF STOCK (ENTITIES AND INDIVIDUALS)

				Class A Preferred		Class B Preferred
		Common Shares		Shares		Shares		Total
	SHAREHOLDER
		Shares	%	Shares	%	Shares	%	Shares	%
CONTROLLING SHAREHOLDERS	STATE OF PARANÁ	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08

	BNDES PARTICIPAÇÕES S.A. - BNDESPAR
		38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96
	CREDIT SUISSE HEDGING-GRIFFO CV S.A
	(FUNDS)	9,774,900	6.74	-	-	175,830	0.14	9,950,730	3.64
	BLACKROCK INC. (FUNDS)	-	-	-	-	7,817,189	6.10	7,817,189	2.86
	TREASURY STOCK	-	-	-	-	-	-	-	-
	OTHER SHAREHOLDERS	11,928,807	8.23	394,841	100.00	92,940,790	72.47	105,264,438	38.47
	TOTAL	145,031,080	100.00	394,841	100.00	128,229,454	100.00	273,655,375	100.00
Obs.: BNDES Participações S.A. - BNDESPAR is a public company, wholly-owned by Banco Nacional de Desenvolvimento Social - BNDES, which is 100.0% owned by the Federal Government. It holds a shareholders' agreement with the State Government.

COMPANHIA PARANAENSEDE ENERGIA -COPEL								As of 31/12/2008 (In shares)
CONSOLIDATED SHAREHOLDING POSITION OF THE MAJORITY SHAREHOLDERS AND SENIOR MANAGEMENT OF THE COMPANY AND FREE-FLOATING STOCK
				Class A Preferred		Class B Preferred
		Common Shares		Shares		Shares		Total
	SHAREHOLDERS
		Shares	%	Shares	%	Shares	%	Shares	%
	MAJORITY SHAREHOLDER	123,327,373	85.04	-	-	27,295,645	21.29	150,623,018	55.04
S. MANAGEMENT	BOARD OF DIRECTORS	9	-	-	-	-	-	9	-

	BOARD OF OFFICERS	102	-	-	-	-	-	102	-
	FISCAL COUNCIL	-	-	-	-	-	-	-	-
	TREASURY STOCK	-	-	-	-	-	-	-	-
	OTHER SHAREHOLDERS	21,703,596	14.96	398,177	100.00	100,930,473	78.71	123,032,246	44.96
	TOTAL	145,031,080	100.00	398,177	100.00	128,226,118	100.00	273,655,375	100.00
	FREE-FLOAT	21,703,596	14.96	398,177	100.00	100,930,473	78.71	123,032,246	44.96

COMPANHIA PARANAENSEDE ENERGIA -COPEL								As of 31/12/2009
								(In shares)
CONSOLIDATED SHAREHOLDING POSITION OF THE MAJORITY SHAREHOLDERS AND SENIOR MANAGEMENT OF THE COMPANY AND FREE- FLOATING STOCK
				Class A Preferred		Class B Preferred
		Common Shares		Shares		Shares		Total
	SHAREHOLDERS
		Shares	%	Shares	%	Shares	%	Shares	%
	MAJORITY SHAREHOLDER	123,327,373	85.04	-	-	27,295,645	21.29	150,623,018	55.04
S. MANAGEMENT	BOARD OF DIRECTORS	9	-	-	-	-	-	9	-

	BOARD OF OFFICERS	102	-	-	-	-	-	102	-
	FISCAL COUNCIL	-	-	-	-	-	-	-	-
	TREASURY STOCK	-	-	-	-	-	-	-	-
	OTHER SHAREHOLDERS	21,703,596	14.96	394,841	100.00	100,933,809	78.71	123,032,246	44.96
	TOTAL	145,031,080	100.00	394,841	100.00	128,229,454	100.00	273,655,375	100.00
	FREE-FLOAT	21,703,596	14.96	394,841	100.00	100,933,809	78.71	123,032,246	44.96

c) Capital reserves

	Parent Company
	2009	2008
Contributions and grants for investments	702	702
Recoverable Rate Deficit Account (CRC)	790,555	790,555
Tax incentives - FINAM	47,083	47,083
	838,340	838,340

d) Profit reserves

	Parent Company
	2009	2008
Legal reserve	428,912	377,590
Investment reserve	3,102,809	2,377,157
	3,531,721	2,754,747

The legal reserve is made of 5% of the net income for the fiscal year, before any distributions, limited to 20% of share capital.

The investment reserve is designed to cover the Company’s program of expenditures in property, plant, and equipment, pursuant to article 196 of the Brazilian Corporate Law. It is funded by retaining any remaining net income for the fiscal year, after the legal reserve and interest on capital are assigned.

e) Proposed distribution of dividends

.
	Parent Company
	2009	2008
Net income for the fiscal year	1,026,433	1,078,744
Tax effects on COPEL for distributing interest on capital	(78,200)	(77,520)
Net income for the year net of the tax effects of
interest on capital	948,233	1,001,224
Theoretical legal reserve out of the above income	(47,412)	(50,061)
Basis for calculation of minimum dividends	900,821	951,163
Mandatory minimum dividends (25%)	225,205	237,791
Income tax withheld (IRRF) on interest on capital	24,254	24,043
Adjusted minimum dividend, incl. effects of income tax withheld (IRRF)	249,459	261,834
Suitable return on capital	230,000	228,000
Distribution of dividends	19,459	33,834
Distributed dividends allocated to:
Common shares	126,126	132,398
Class A preferred shares	644	648
Class B preferred shares	122,689	128,788
Dividends per share:
Common shares	0.86965	0.91289
Class A preferred shares	1.62979	1.62979
Class B preferred shares	0.95679	1.00438

Interest on capital is recorded in interest expenses and, for the presentation purposes of the financial statements, is shown as an allocation of the net income for the fiscal year. In the statement of income, its reversal was made under a specific item in financial expenses, as required by CVM.

On October 29, 2009, the 126th Meeting of the Board of Directors approved the payment of interest on capital in lieu of dividends, up to the legal limit, by the wholly-owned subsidiaries to the parent company, and by the parent company to its shareholders, after the General Shareholders' Meeting in the first four months of 2010, or before then, should the Board of Officers so choose.

The Board of Officers, at a meeting on November 11, 2009, decided to start payment of advance interest on capital in lieu of dividends for fiscal year 2009 on December 7, 2009, to shareholders who held shares on November 12, 2009. This payment amounted to R$ 168,000, pursuant to Law no. 9,249/95, and will be deducted from the annual dividends for 2009, once they're determined.

29 Operating Revenues

.
	Consolidated
	2009	2008
Electricity sales to final customers
Residential	1,071,740	935,934
Industrial	1,107,740	1,069,201
Commercial, services, and other activities	697,997	622,046
Rural	135,520	123,071
Public agencies	95,853	86,334
Public lighting	73,883	67,005
Public services	67,902	63,403
Network charge adjustment share	3,052	1,886
	3,253,687	2,968,880
Electricity sales to distributors
Agreements for Power Trade on the Regulated Market - CCEAR (auction)	1,098,636	818,585
Bilateral contracts	197,207	496,380
Electric Energy Trading Chamber - CCEE	98,963	48,129
	1,394,806	1,363,094
Charges for the use of the transmission grid
Rate for the use of the distribution system (TUSD)
Residential	1,142,061	1,054,150
Industrial	1,030,657	1,043,588
Commercial, services, and other activities	748,765	687,563
Rural	144,807	138,138
Public agencies	102,078	96,529
Public lighting	78,839	74,943
Public services	72,440	70,925
Consumidores livres	138,706	150,605
Basic Network and Basic Network Connections	168,945	140,503
Connection grid	2,720	3,439
Basic Network charge adjustment share	5,951	12,715
	3,635,969	3,473,098
.
Revenues from telecommunications	104,844	80,604
.
Distribution of piped gas	261,325	283,709
Other operating revenues
Leases and rents	97,696	95,316
Revenues from services	38,040	30,445
Charged service	9,179	9,316
Other revenues	1,130	933
	146,045	136,010
	8,796,676	8,305,395

a) Basic Network – rate for the use of the transmission system (TUST)

Transmission companies are entitled to Annual Allowed Revenues (RAP), whose initial amounts and adjustment criteria are set forth in the companies' concession agreements. COPEL Generation and Transmission holds four transmission concession agreements, with different rate review criteria and revenue structures.

Concession Agreement no. 060/2001 covers the concession for the public service of power transmission comprising the facilities in operation as of December 31, 1999, collectively named Existing Basic Network (RBSE), and the facilities and network upgrades authorized by ANEEL since then, collectively named New Facilities of the Basic Network (RBNI). In addition to the basic network, this agreement grants COPEL the operation of facilities collectively named Other Transmission Facilities (DITs) and the sharing of facilities with other transmission utilities. This concession has a 20-year term from the date of publication of Law no. 9,074/1995 and expires on July 7, 2015. The current agreement features a rate review clause which covers only the new authorized facilities, while the revenues from the existing system are isolated, i.e., they will not be increased until the expiration of the concession, but only restated according to the IGP-M inflation index.

Transmission Concession Agreement no. 075/2001, granted to the Company on August 7, 2001, covers the concession the implementation of the 230-kV transmission line between the Bateias substation, in Campo Largo, and the Jaguariaíva substation, the respective line inputs, and other facilities required for the operation of the line. This concession has a 30-year term from the date of signature of the agreement, i.e., it expires on August 17, 2031, but may be extended for another 30 years, at ANEEL’s discretion. This agreement does not include a rate review clause, and its allowed revenues are restated annually according to the IGP-M index.

On March 17, 2008, COPEL signed with ANEEL Concession Agreement no. 006/2008, covering the 230-kV transmission line between the Bateias and Pilarzinho substations in Curitiba. The agreement has a 30-year term and provides for rate review in the 5th, 10th, and 15th year after signature. In the years between rate reviews, its allowed revenues will be restated according to the IPCA inflation index. The facility became commercially operational on September 12, 2009.

On November 19, 2009, COPEL signed concession agreement no. 27/2009 with ANEEL, for the concession to build the 525-kV transmission line connecting the Foz do Iguaçu substation and the Cascavel-West substation. This project is currently under construction and is scheduled to enter operation two years from the signature of the concession agreement.

30 Deductions from Operating Revenues

.
	Consolidated
	2009	2008
Taxes and social contributions on revenues
VAT (ICMS)	1,802,096	1,600,758
COFINS	677,458	642,930
COFINS - Tax Recovery Program (Note 8.d)	25,765	-
PIS/PASEP	147,162	139,579
PIS/PASEP - Tax Recovery Program (Note 8.d)	5,594	-
ISSQN	1,786	1,834
	2,659,861	2,385,101
Customer charges
Energy Development Account (CDE)	204,186	189,561
Fuel Consumption Account (CCC)	180,148	153,208
Global Reversal Reserve (RGR)	78,560	64,877
Research and development and energy efficiency -R&D and EEP	56,284	53,616
Other	326	254
	519,504	461,516
	3,179,365	2,846,617

31 Operating Costs and Expenses

Consolidated operating costs and expenses are broken down below:

	Costs of		General and	Other
Nature of costs and expenses	goods and/or	Sales	administrative	rev. (exp.),	Consolidated
	services	expenses	expenses	net	Total
					2009
Electricity purchased for resale (a)	(1,681,876)	-	-	-	(1,681,876)
Charges for use of power grid (b)	(609,649)	-	-	-	(609,649)
Personnel and management (c)	(630,037)	(4,764)	(167,749)	-	(802,550)
Pension and healthcare plans (Note 23)	(13,479)	(321)	(377)	-	(14,177)
Materials and supplies (d)	(58,390)	(2,862)	(6,679)	-	(67,931)
Raw materials and supplies for power generation	(21,231)	-	-	-	(21,231)
Natural gas and supplies for the gas business	(135,353)	-	-	-	(135,353)
Third-party services (e)	(228,536)	(25,137)	(52,435)	-	(306,108)
Depreciation and amortization	(363,597)	(10)	(24,111)	(3,830)	(391,548)
Provisions and reversals (f)	-	(16,448)	-	67,655	51,207
Other costs and expenses (g)	(23,962)	3,976	(136,875)	(133,957)	(290,818)
	(3,766,110)	(45,566)	(388,226)	(70,132)	(4,270,034)

	Costs of		General and	Other
Nature of costs and expenses	goods and/or	Sales	administrative	rev. (exp.),	Consolidated
	services	expenses	expenses	net	Total
					2008
Electricity purchased for resale (a)	(1,615,086)	-	-	-	(1,615,086)
Charges for use of power grid (b)	(466,652)	-	-	-	(466,652)
Personnel and management (c)	(531,031)	(3,652)	(139,144)	-	(673,827)
Pension and healthcare plans (Note 23)	(25,737)	(280)	(3,999)	-	(30,016)
Materials and supplies (d)	(49,175)	(2,999)	(5,300)	-	(57,474)
Raw materials and supplies for power generation	(19,274)	-	-	-	(19,274)
Natural gas and supplies for the gas business	(163,846)	-	-	-	(163,846)
Third-party services (e)	(190,269)	(22,867)	(55,112)	-	(268,248)
Depreciation and amortization	(376,789)	(13)	(22,321)	(5,620)	(404,743)
Provisions and reversals (f)	-	5,824	-	(104,718)	(98,894)
Other costs and expenses (g)	(35,583)	(5,782)	(31,036)	(141,677)	(214,078)
	(3,473,442)	(29,769)	(256,912)	(252,015)	(4,012,138)

Parent Company operating costs and expenses are broken down below:

	General and	Other	Parent
Nature of costs and expenses	administrative	rev. (exp.),	Company
	expenses	net	Total
			2009
Management (c)	(7,083)	-	(7,083)
Pension and healthcare plans	(222)	-	(222)
Materials and supplies	(13)	-	(13)
Third-party services (e)	(4,338)	-	(4,338)
Depreciation and amortization	-	(754)	(754)
Provisions and reversals (f)	-	187,231	187,231
Other expenses	(63,484)	591	(62,893)
	(75,140)	187,068	111,928

	General and	Other	Parent
Nature of costs and expenses	administrative	rev. (exp.),	Company
	expenses	net	Total
			2008
Management (c)	(5,965)	-	(5,965)
Healthcare plan	(140)	-	(140)
Materials and supplies	(14)	-	(14)
Third-party services (e)	(3,909)	-	(3,909)
Depreciation and amortization	-	(63)	(63)
Provisions and reversals (f)	-	(8,246)	(8,246)
Other expenses	(3,337)	(31,552)	(34,889)
	(13,365)	(39,861)	(53,226)

a) Electricity purchased for resale

.
	Consolidated
	2009	2008
Eletrobrás - Centrais Elétricas Brasileiras S.A. (Itaipu)	478,383	502,417
Furnas Centrais Elétricas S.A. - auction	322,514	295,615
Companhia Hidro Elétrica do São Francisco - Chesf - auction	305,207	283,870
Itiquira Energética S.A.	116,195	107,894
Companhia Energética de São Paulo - Cesp - auction	115,162	104,722
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte - auction	99,748	92,794
Câmara de Comercialização de Energia - CCEE	81,902	148,635
CPFL Energia S.ª - auction	74,927	8,828
Program for incentive to alternative energy sources - Proinfa	63,764	63,239
Dona Francisca Energética S.A.	60,303	55,496
Companhia Energética de Minas Gerais - Cemig - auction	58,578	42,877
Cia. Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE - auction	34,773	32,472
Power purchased for resale - CVA	(100,204)	(71,990)
(-) Pasep/Cofins taxes on power purchased for resale	(203,370)	(172,759)
Other utilities - auction	173,994	120,976
	1,681,876	1,615,086

b) Charges for the use of the main transmission grid

.
	Consolidated
	2009	2008
Furnas Centrais Elétricas S.A.	123,697	113,415
System Service Charges - ESS	95,468	71,261
Cia. Transmissora de Energia Elétrica Paulista - Cteep	65,323	60,477
Companhia Hidro Elétrica do São Francisco - Chesf	59,594	56,193
Eletrosul Centrais Elétricas S.A.	44,790	39,651
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte	42,975	40,518
Companhia Energética de Minas Gerais - Cemig	25,037	20,255
TSN Transmissora Nordeste Sudeste de Energia S.A.	19,795	18,477
Novatrans Energia S.A.	19,521	18,722
National System Operator - ONS	19,206	16,429
Cia. Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE	17,457	16,217
Empresa Amazonense de Transmissão de Energia - Eate	16,545	15,344
ATE II Transmissora de Energia S.A.	8,407	8,018
Empresa Norte de Transmissão de Energia S.A. - Ente	8,403	7,858
Itumbiara Transmissora de Energia Ltda	7,990	7,611
Expansion Transmissora de Energia Elétrica S.A.	7,649	7,253
Empresa Transmissora de Energia Oeste Ltda - Eteo	6,759	6,381
STN Sistema de Transmissão Nordeste S.A	6,740	6,386
NTE Nordeste Transmissora de Energi S.A	5,905	5,570
ATE Transmissora Energia S.A	5,508	5,279
Integração Transmissão Energia - INTESA	4,679	2,921
ATE III Transmissora de Energia S.A	4,381	2,641
Arthemis Transmissora de Energia S.A	3,583	3,411
(-) Pasep/Cofins taxes on charges for use of power grid	(54,959)	(62,676)
CVA - charges	(13,216)	(64,319)
Other utilities	58,412	43,359
	609,649	466,652

c) Personnel and management expenses

	Parent Company		Consolidated
	2009	2008	2009	2008
Personnel
Wages and salaries	-	-	530,168	476,552
Social charges on payroll	-	-	171,319	153,999
	-	-	701,487	630,551
Profit sharing (1)	-	-	64,995	65,816
Meal assistance and education allowance	-	-	55,695	49,078
Provision (rev) for compensation - volunt. red./retirement(2)	-	-	24,291	(825)
Compensation - volunt. redundancy/retirement(2)			16,702	-
Compensation - PDV (2)	-	-	15,859	-
	-	-	879,029	744,620
(-) Transfers to construction in progress	-	-	(86,567)	(80,043)
	-	-	792,462	664,577
Management
Wages and salaries	5,657	4,806	8,473	7,705
Social charges on payroll	1,426	1,159	1,770	1,716
Other expenses	-	-	24	-
	7,083	5,965	10,267	9,421
(-) Transfers to construction in progress	-	-	(179)	(171)
	7,083	5,965	10,088	9,250
	7,083	5,965	802,550	673,827

1) Profit sharing

Since 1996, the Company has carried out an employee profit sharing program, which is paid to the extent previously established operational and financial goals are met. The amount of profit sharing has been accrued as follows:

	Consolidated
	2009	2008
Copel Geração e Transmissão	14,721	16,289
Copel Distribuição	46,102	45,580
Copel Telecomunicações	3,528	3,534
Compagas	644	413
	64,995	65,816

2) Voluntary Redundancy and Retirement Incentive Programs

On December 14, 2009, Company management launched, effective as of that date, a Voluntary Redundancy Program (PDV), which provides special compensation to employees who have been with the Company for at least 10 years, who have obtained Social Security retirement benefits, and who choose to resign from the Company.

The deadline for applications by employees who had been granted retirement benefits by INSS until December 14, 2009 expired on January 13, 2010, and the deadline for employees who are granted INSS retirement benefits as of December 15, 2009 expires 30 days from COPEL's receipt of retirement confirmation letters from INSS.

The termination timeframe from employees who had been granted retirement benefits by INSS until December 14, 2009 was March 1 to March 15, 2010, and the timeframe for employees who are granted INSS retirement benefits as of December 15, 2009 runs from the first to the 15th day of the first month after application to the program.

Employees who quit by December 2009 under the voluntary redundancy programs launched in January 2009 received supplemental compensation pursuant to the new rules created on December 14, 2009.

d) Materials and Supplies

	Consolidated
	2009	2008
Fuel and vehicle parts	22,586	21,565
Materials for the electric system	18,517	13,573
Cafeteria supplies	6,179	5,048
Office supplies	5,849	5,160
Materials for civil construction	3,782	3,320
Tools	2,763	1,529
Safety supplies	2,269	2,211
IT equipment	1,635	725
Lodging supplies	1,049	997
Other materials	3,302	3,346
	67,931	57,474

e) Third-Party Services

.
	Parent Company		Consolidated
	2009	2008	2009	2008
Transmission grid	-	-	74,986	57,830
Technical, scientific, and adm. Consulting	1,382	1,119	25,437	22,886
Postal services	-	1	24,960	22,683
Authorized and registered agents	-	-	21,274	19,605
Telephone services	-	-	16,243	15,513
Administrative support services	-	-	15,889	15,202
Data processing and transmission	-	-	15,708	20,032
Security	-	-	14,589	12,648
Travel	52	167	13,139	11,340
Meter reading and bill delivery	-	-	11,003	7,918
Personnel training	-	1	8,678	7,680
Upkeep of right of way areas	-	-	8,316	5,235
Civil maintenance services	-	-	8,015	5,619
Services in "green areas"	-	-	5,735	5,069
Customer service	-	-	5,707	4,365
Vehicle maintenance and repairs	-	-	4,498	4,012
Cargo shipping	-	-	3,854	2,980
Satellite communications	-	-	3,722	4,948
Telephone operator	-	-	3,133	2,604
Auditing	2,173	2,077	3,097	2,803
Advertising	356	349	1,434	1,504
Other services	375	195	16,691	15,772
	4,338	3,909	306,108	268,248

f) Allowance and reversals

	Parent Company		Consolidated
	2009	2008	2009	2008
Provision (reversals) for doubtful accounts
Customers and distributors (Note 6)	-	-	15,398	(3,583)
Third-party services and other credits	-	-	1,050	(2,241)
	-	-	16,448	(5,824)
Provision (reversals) for contingencies (Note 27)
Labor	-	-	53,551	51,786
Regulatory	-	9,249	151	34,690
Suppliers	-	-	31,815	2,255
Civil and administrative law	(106)	418	32,743	17,387
Customers	-	-	128	(1,048)
Environmental	-	-	10	(163)
COFINS tax	-	7,140	-	7,140
Other taxes	(8,372)	(8,561)	(7,300)	(7,329)
	(8,478)	8,246	111,098	104,718
Reversal of Contingencies - Tax Recovery Program
COFINS Lawsuit - Law no. 11941/09 (Note 8.d)	(178,753)	-	(178,753)	-
	(178,753)	-	(178,753)	-
	(187,231)	8,246	(51,207)	98,894

g) Other operating costs and expenses

.
	Parent Company		Consolidated
	2009	2008	2009	2008
Financial compensation for use of water resources	-	-	80,227	86,513
Taxes	7	2,473	11,212	10,930
Taxes - Tax Recovery Program (Note 8.d)	61,872	-	61,872	-
Reparations	698	-	51,705	5,164
Concession charge - ANEEL grant (1)	-	-	35,905	45,710
Losses in the decommissioning and disposal of assets	-	-	32,984	6,829
ANEEL inspection fee	-	-	15,403	17,821
Leases and rents (2)	164	155	13,707	12,799
Insurance	-	1	6,868	6,118
Own energy consumption	-	-	5,868	5,678
Donations - Rouanet Law and fund for the rights of children and teenagers - FIA	-	-	5,897	7,312
Advertising	-	-	3,464	3,633
Provision (reversal) for devaluation of tax incentives	733	23,902	733	23,902
Recovery of costs and expenses	-	(27)	(41,760)	(39,967)
Other costs and expenses (revenues), net	(581)	8,385	6,733	21,636
	62,893	34,889	290,818	214,078

1) Concession charges – ANEEL grant

These are charges for the concession of Use of Public Property (Uso de Bem Público or UBP) in connection with the start of operation of the Santa Clara Hydroelectric Power Plant (Elejor), which are recorded under liabilities, proportionately to the actual number of days until the respective collection month and the expiration date of the concession.

As compensation for the use of the public property under this concession contract, ELEJOR shall pay to the Federal Government, from the 6th until the 35th year of the concession, or as long as it runs the corresponding hydropower projects, monthly installments equivalent to 1/12 of the annual proposed payment of R$ 19,000, pursuant to the Bidding Confirmation.

These installments are restated annually or at the legally applicable intervals, according to the IGP-M inflation index, starting in May 2001.

The main amount on the date of signature of the concession contract was R$ 570,000. This amount, restated monthly according to the IGP-M inflation index, totaled R$ 1,130,521, distributed as follows:

	Consolidated
	Nominal Value	Present Value
Payments made until December 2009	107,512	107,512
2010	37,918	36,356
2011	36,712	32,477
2012	36,712	29,968
2013	36,712	27,653
After 2013	874,955	277,972
	1,130,521	511,938

The calculation of present value was made taking into account an actual net discount rate of around 8% p.a., compatible with the estimated long-term rate and not tied to the expected rate of return of the project.

In 2009, the Company recorded to income the amount of R$ 35,905 (R$ 45,710 in 2008). The current concession was granted on October 23, 2001, with contract signature on October 25, 2001 and final date on October 25, 2036.

2) Leases and rents

	Consolidated
	2009	2008
Facilities	12,100	9,668
Copying machines	3,353	3,408
Other	699	775
(-) PIS and COFINS credits	(1,262)	(345)
(-) Transfers to p.,p.,&e. in progress	(1,183)	(707)
	13,707	12,799

COPEL’s estimate for expenses with property rentals in 2010 is basically the same as 2009, plus two properties located in Curitiba and the contractual monetary restatement rates; there are no risks in connection with contract rescission. (1)

Of the total R$ 12,100 spent in rental properties, R$ 8,300 refer to the rental of the Km 3 Center facilities, signed by COPEL and the COPEL Foundation, and which is the most significant rental agreement held by the Company. In future periods, this amount will be restated according to a real estate appraisal of the property.

(1) Information unaudited by the independent auditors.

32 Financial Income (Losses)

.
	Parent Company		Consolidated
	2009	2008	2009	2008
Financial revenues
Income from financial investments	47,868	36,313	171,821	205,046
Income from CRC transferred
to State Government (Note 7.b)	-	-	83,834	79,539
Penalties on overdue bills	-	-	59,420	55,096
Interest on taxes paid in advance	6,596	4,247	27,168	10,113
Return on Portion A (CVA)	-	-	22,343	11,630
Fines	-	-	9,407	11,879
Interest and commissions on loan agreements	77,770	63,908	-	-
Monetary variation of CRC transferred
to State Government (Note 7.b)	-	-	(18,196)	110,050
Other financial revenues	1,658	2,960	10,121	5,267
	133,892	107,428	365,918	488,620
(-) Financial expenses
Debt charges	96,553	137,235	149,134	210,136
Interest - Tax Recovery Program (Note 8.d)	73,555	-	90,164	-
PIS/PASEP-COFINS on interest on capital	39,085	35,331	39,644	36,198
Interest on R&D and EEP	-	-	13,252	14,522
IOF tax	-	65	9,619	8,354
Penalties - Tax Recovery Program (Note 8.d)	1,238	-	2,476	-
Interest on tax installments	1,321	-	2,092	-
Return on Portion A (CVA)	-	-	1,966	9,489
Late fees, tax penalties, and other penalties	-	-	1,438	8,977
Monetary and exchange variations	4	1	(10,434)	68,341
Other financial expenses	1	1	943	38,240
	211,757	172,633	300,294	394,257
	(77,865)	(65,205)	65,624	94,363

33 Spot Market (CCEE)

The Wholesale Energy Market or MAE has ceased its operations, and as a consequence its activities, assets, and liabilities were absorbed on November 12, 2004 by the Electric Energy Trading Chamber (CCEE), a private corporate entity subject to ANEEL regulation and inspection.

COPEL has not recognized as actual and final the data concerning the sale of electric energy by COPEL Distribuição on the Wholesale Energy Market (MAE), currently CCEE, in 2000, 2001, and the first quarter of 2002. These figures were calculated according to criteria and amounts that take into account decisions by the Regulatory Agency which have been challenged by the Company both administratively and judicially.

The Company's claim is substantially based on the fact that it conducted power sale transactions, which should not serve as basis for calculations made by the regulatory agency, only to fulfill contractual obligations to customers on the southeastern market. The estimated amount of discrepancies in calculation was approximately R$ 1,176,000 (restated as of December 31, 2009), which has not been recognized by the Company as a supplier liability.

Based on the opinion of its legal counsel, management considers it possible that the final rulings in these lawsuits will be favorable to the Company.

a) CIEN Contract Renegotiation(1)

To make up for the supply under the terminated agreement with CIEN, COPEL has participated in all power sale mechanisms under the applicable legislation, pursuant to MME Ordinance no. 294/2006. The shortage of offer by power generators at the auctions of power from existing facilities (A-1) in 2007 and 2008, however, has not allowed COPEL to fully make up for the lost supply under the CIEN contract.

COPEL’s participation in adjustment auctions and the Mechanism for the Offsetting of Surpluses and Deficits (MCSD), however, has allowed the Company to partially make up for the CIEN volume, so that it will be able to fully meet the projected demand for 2009, 2010, 2011, and 2012.

In 2008, COPEL had already made up for a part of the CIEN volume through the 2008 A-5 auction of power from new projects and a contract with the Jirau Power Plant, starting in 2013.

b) Current transactions at CCEE(1)

The accumulated balances of transactions carried out by the Company are:

	Copel
	Geração e	Copel		UEG
	Transmissão	Distribuição	Elejor	Araucária	Consolidated
					2009	2008
Current assets (Note 6)
As of December 2008	642	14	-	105	761	9,931
From January through March 2009	225	-	-	-	225	-
From July through September 2009	10,095	747	-	-	10,842	-
From October through December 2009	27,758	140	883	-	28,781	-
	38,720	901	883	105	40,609	9,931
Current liabilities (Note 21)
As of December 2008	-	-	-	-	-	27,976
From October through December 2009	-	1,859		-	1,859	-
	-	1,859	-	-	1,859	27,976

c) Changes in the CCEE balances (1)

	Amount to			Amount to
	be settled	Settlement	Appropriation	be settled
	2008			2009
Current assets
As of December 2008	9,931	(8,824)	(346)	761
From January to March 2009	-	(23,024)	23,249	225
From July to September 2009	-	(19,613)	30,455	10,842
From October to December 2009	-	(9,151)	37,932	28,781
	9,931	(60,612)	91,290	40,609
(-) Current liabilities
Up to December 2008	27,976	(32,584)	4,608	-
From January to March 2009	-	(36,338)	36,338	-
From April to June 2009	-	(30,223)	30,223	-
From July to September 2009	-	(649)	649	-
From October to December 2009	-	-	1,859	1,859
	27,976	(99,794)	73,677	1,859
Net total	(18,045)	39,182	17,613	38,750
(1) Information unaudited by the independent auditors.

34 Financial Instruments

The use of financial instruments by the Company is restricted to Cash and cash equivalents, Bonds and Securities, Customers and Distributors, Accounts Receivable from government agencies, CRC Transferred to State Government, Loans and Financing, Debentures, and Suppliers.

a) Market Value of Financial Instruments

The market values of the Company’s main financial instruments as of December 31, 2009, which are close to their carrying values, are shown below:

Financial Instruments
Consolidated	Market Value	Book Value
	2009	2009	2008
Cash and cash in equivalents	1,696,152	1,696,152	1,813,576
Accounts receivable from government agencies	132,191	132,191	172,854
CRC transferred to State Government	1,254,574	1,254,574	1,319,903
Bonds and securities	119,064	119,062	69,065
Collaterals and escrow deposits - bonds as security	113,310	113,308	150,761
Loans and financing	865,842	865,842	867,517
Debentures	795,784	807,579	997,116
Eletrobrás (Itaipu)	80,104	80,104	100,040
Petrobras (Compagas)	23,166	23,166	36,775

1) The market values of quotas in investment funds was calculated according to criteria established by the respective by-laws and ratified by the managing banks.

2) The market value of the Company’s debentures was calculated according to the Unit Price quote on December 31, 2009, obtained from the National Association of the Financial Market Institutions (ANDIMA), and the value of ELEJOR’s debentures was obtained from C&D Distribuidora de Títulos e Valores Mobiliários.

b) Risk Factors

1) Credit risk

The Company’s credit risk comprises the possibility of losses due to non-payment of power bills. This risk is closely tied to factors that are either internal or external to COPEL. To mitigate this risk, the Company focuses on the management of receivables, detecting customer segments which are most likely not to pay their bills, suspending power supply, and implementing specific collection policies, tied to real estate or personal securities whenever possible.

Doubtful accounts are properly covered by provisions to offset potential losses in their realization.

2) Foreign currency risk

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company’s foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobrás (Itaipu) is recorded under the account for compensation of Portion A as invoices are paid and it is passed on to customers in COPEL Distribuição's annual rate reviews.

The exchange rate variation resulting from the purchase of gas from Petrobras by Compagas has a direct impact on the Company's results. Compagas continually negotiates with its customers, trying whenever possible to pass these costs on to them.

The Company’s exposure to foreign currency risk is shown below:

			Net
Foreign Currency	Assets	Liabilities	exposure
			2009
Collaterals and escrow deposits	24,195	-	24,195
Loans and financing	-	(92,643)	(92,643)
Suppliers
Eletrobrás (Itaipu)	-	(80,104)	(80,104)
Petrobras (Compagas)	-	(23,166)	(23,166)
	24,195	(195,913)	(171,718)

3) Interest rate risk

This risk comprises the possibility of losses due to fluctuations in interest rates, which may increase the financial expenses in connection with liabilities on the market.

The Company has not engaged in transactions with derivatives to cover this risk, but it has continued to monitor interest rates, in order to assess the potential need for such transactions as a way of protecting against interest rate risks.

4) Accelerated maturity risk

This risk results from the potential breach of restrictive contract provisions, such as those contained in the loan, financing, and debenture agreements of the Company, which usually require that certain economic and financial indicators, which are calculated and analyzed periodically for compliance, be kept at determined levels (financial covenants).

5) Power shortage risk

This risk results from the possibility of periods with low levels of rainfall, since Brazil relies heavily on hydroelectric sources, which depend on the water levels in their reservoirs to operate.

A long period of drought may reduce the water levels in power plant reservoirs and result in losses due to reduced revenues if a new rationing program is implemented.

According to the 2009 Annual Power Operation Plan, published annually at www.ons.org.br, the National System Operator projects a comfortable situation in terms of supply to the power market over the next 5 years, from May 2009 until December 2013, based on the probability analyses used in this kind of study. The criteria for guarantee of supply established by the National Power Policy Council (CNPE) (risk of power deficit below 5%) is easily met in all regions of Brazil during this five-year period)(1).

(1) Information unaudited by the independent auditors.

6) Risk of non-renewal of concessions

COPEL holds concessions for power generation, transmission, and distribution services, with the expectation that they will be renewed by the Ministry of Mining and Energy (MME) with the support of ANEEL. If the extension of these concessions is not approved by the regulatory authority or even if it occurs at additional costs to the Company ("costly concession"), current profitability and activity levels may be affected.

7) Financial Instruments - Derivatives

Pursuant to CVM Ruling no. 550, dated October 17, 2008, COPEL reviewed its transactions and did not identify any derivative instruments.

8) Risk of failure to observe the construction schedule under Concession Contract no. 001/2007 – MME – Mauá Power Plant

In the event of failure to observe the construction schedule for the Mauá Power Plant, the members of Consórcio Energético Cruzeiro do Sul are subject to the penalties established in the applicable legislation, particularly those established under ANEEL resolutions. In addition to penalties, the members of the consortium are liable to fulfill the power sale agreements signed in the regulated environment (CCEARs), pursuant to ANEEL regulation.

Delays in the delivery of power from the Mauá Power Plant will need to be attributable to court orders which prevented the beginning of construction or interrupted it, i.e., an obligation affected by the acts of third-parties, particularly those of the government, or to an act of God or force majeure. In these circumstances, the concession contract itself provides for the waiver of liability of the concession holders.

c) Sensitivity Analysis

COPEL conducted a sensitivity analysis for the financial instruments above, in compliance with CVM Instruction no. 575, dated December 17, 2008, which requires the presentation of two additional risk scenarios with 25% and 50% deterioration of each risk variable. These scenarios may have impacts on the future income and/or cash flows of the Company, as shown below:

Assumptions:

1) Baseline: maintenance of rates at the same levels observed in the average market expectations for 2010, according to the Focus Report issued the Brazilian Central Bank as of December 31, 2009;

2) Adverse Scenario: deterioration of 25% compared to the baseline in the main risk factor for each financial instrument;

3) Remote Scenario: deterioration of 50% compared to the baseline in the main risk factor for each financial instrument.

.	Basis		Adverse	Remote
Operation	31.12.2009	Baseline	Scenario	Scenario
.
Financial Assets
Financial Investments	1,616,535	1,779,161	1,738,505	1,697,849
CRC transferred to State Government	1,254,574	1,311,031	1,296,917	1,282,803
	2,871,109	3,090,192	3,035,422	2,980,652
Financial Liabilities
Loans and financing
Foreign currency	92,643	93,111	116,389	139,667
National currency	773,199	819,635	831,243	842,852
Debentures	807,579	885,351	904,795	924,238
	1,673,421	1,798,097	1,852,427	1,906,757

This sensitivity analysis aims to measure the impact of changes in the market variables on each financial instrument used by the Company. The balances as of December 31, 2009 have been used as the basis for the projection of future balances as of December 31, 2010. The actual behavior of each debt balance will follow the respective contracts, and the balance of financial investments may fluctuate as the need or availability of cash is affected by the Company's regular operations and the operations of its subsidiaries and investees. Nevertheless, the settlement of transactions involving these estimates may result in different amounts than those estimated due to the inherent subjectivity of the process of preparation of sensitivity analyses.

35 Related-Party Transactions

a) Parent Company

	Parent Company
Related party / Nature of operation	Assets	Liabilities	Income	Assets	Liabilities	Income
			2009			2008
.
Controlling Shareholders
Government of the State of Paraná
Dividends payable	-	73,958	-	-	77,635	-
BNDESPAR
Dividends payable	-	51,193	-	-	54,218	-
Senior management
Wages, social charges, and others (Note 31.c)	-	-	(7,083)	-	-	(5,965)
Pension and healthcare contributions (Note 23.c)	-	-	(222)	-	-	(140)

The main balances of transactions between the Parent Company and its subsidiaries and investees are shown in Note 15, Receivables from Related Parties, and 16, Investments.

The Parent Company became in 2002 guarantor of the loans signed by its investee Dona Francisca Energética S.A. with the National Economic and Social Development Bank (BNDES) (joint debtor), and with Bradesco (joint debtor). As of December 31, 2009, the outstanding debt was R$ 32,697 and R$ 19,816, respectively.

b) Consolidated

	Consolidated
Related party / Nature of operation	Assets Liabilities		Income	Assets Liabilities		Income
			2009			2008
.
Controlling Shareholders
Government of the State of Paraná
Supply to final customers (1)	57,137	-	79,088	74,150	-	95,461
Power bill installments (2)	35,267	-	3,959	50,712	-	7,024
Telecommunications services (1)	6,292	-	9,618	7,731	-	6,000
Telecom bill installments (2)	4,113	-	560	6,231	-	1,018
CRC (Note 7)	1,254,574	-	65,638	1,319,903	-	189,589
ICMS (VAT) (Note 8)	113,825	164,756	-	89,331	132,998	-
Wages and social charges of
transferred employees (3)	2,155	-	-	2,185	-	-
Dividends payable	-	73,958	-	-	77,635	-
BNDES (4)
Financing for investments in gas pipelines
Financing for investments in gas pipelines (N. 19.f)	-	12,743	(1,073)	-	19,637	(2,781)
Financing for the Mauá HPP and its Associated
Transmission System (Note 19.h)	-	-	(3,769)	-	-	-
BNDESPAR (4)
Debentures (Note 20.b)	-	190,341	(21,133)	-	227,883	(26,862)
Dividends payable	-	51,193	-	-	54,218	-
Investees
Dona Francisca Energética
Purchase of power (5)	-	5,100	(60,303)	-	5,128	(55,496)
Sanepar
Dividends receivable from Dominó Holdings	5,135	-	-	5,247	-	-
Senior management
Wages, social charges, and others (Note 31.c)	-	-	(10,267)	-	-	(9,421)
Pension and healthcare contributions (Note 23.c)	-	-	(222)	-	-	(140)
Other related parties
Petrobras
Lease of Araucária TPP (Note 1.g)	550	-	40,583	7,474	-	45,246
Suppy and transport of gas (6)	188	-	11,422	949	-	11,302
Purchase of gas for resale (6)	-	23,166	(135,256)	-	36,775	(163,748)
Advance payment to suppliers (6)	8,290	-	-	3,196	-	-
Fundação Copel
Rent of facilities (Note 31.g.2)	-	-	(8,300)	-	-	(6,847)
Pension and healthcare plans (Note 23)	-	375,481	14,177	-	447,945	30,016
Instit. de Tecnol. p/ o Desenvolvimento - Lactec (7)
Services rendered and R&D	23,419	211	(7,643)	11,509	16	(13,325)

1) The amounts resulting from the operating activities of COPEL Distribuição involving other related parties are billed at the rates approved by ANEEL, and those of COPEL Telecomunicações are accounted for according to terms and conditions similar to those in effect in transactions with independent parties.

2) Agreement for renegotiation of power bills and Luz Fraterna Program bills with COPEL Distribuição, in the original amount of R$ 84,883, and agreement for renegotiation of the bills for internet connection at public schools with COPEL Telecomunicações, in the amount of R$ 12,000. These agreements were signed on April 20, 2007, for payment in 45 monthly installments, restated according to the SELIC interest rate, generating the financial revenues shown in the table above.

3) Reimbursement of wages and social charges for employees transferred to the Paraná State Government. The Company set aside a provision in the amount of R$ 2,036 in connection with the 2008 and 2009 balances.

4) BNDESPAR holds 26.41% of the Company’s common shares and has the right, under a shareholders’ agreement, to appoint two members of the Board of Directors. BNDESPAR is a wholly-owned subsidiary of BNDES, with which the Company has financing agreements, described in Note 19, and a debenture issue agreement (ELEJOR debentures), described in Note 20.b.

5) Power purchase agreement signed by Dona Francisca Energética and COPEL Geração e Transmissão, expiring on October 6, 2015.

6) These balances refer to transactions with Petrobras, which holds a 24.5% interest in Compagas, and with its subsidiaries, Petrobras Distribuidora S.A. - BR and Petrobras Gás SA – Gaspetro. The supply and transport of piped gas and the purchase of gas for resale are conducted at market prices and conditions. Advance payments to suppliers refer to the gas purchase contract covering guaranteed volumes and transport capacity, higher than those actually consumed and used, which contains a future compensation clause. Compagas has the right to receive unused gas in subsequent months, and it may offset amounts under contract but not consumed over a period of up to 10 years. In light of the prospects of increased consumption by the market, Company management believes it will consume the accumulated gas volumes as of December 31, 2009 in the next fiscal years.

7) The Institute of Technology for Development (LACTEC) was constituted on February 6, 1997 as a nonprofit organization whose goal is to promote economic, scientific, technological, and social development and the sustainable conservation of the environment. In 2000, it was qualified by the Ministry of Justice, based on Law no. 9,970, as a Public Interest Civil Society Organization (OSCIP), which allows it, among other things, to enter partnerships with government agencies with no need for competitive bidding. Its members are: COPEL, the Federal University of Paraná (UFPR), the Engineering Institute of Paraná (IEP), the Paraná Federation of Industries (FIEP), and the Commercial Association of Paraná (ACP). LACTEC has service and R&D contracts with COPEL Geração e Transmissão and COPEL Distribuição, which are subject to prior or later control and approval by ANEEL. The asset balances refer to Energy Efficiency and R&D programs, recorded under current assets, in service in progress, until the respective projects are concluded, pursuant to ANEEL.

36 Insurance

The types of risk coverage and the term of the Company’s main insurance policies are shown below.

	Expiration	Consolidated
Policy	date	Amount insured
Specified risks (a)	8/24/2010	1,834,870
Fire - Company-owned and rented facilities (b)	8/24/2010	368,907
Civil liability - COPEL (c)	8/24/2010	6,000
Civil liability - Compagas (c)	8/30/2010	4,200
Engineering risks - COPEL (d)	8/24/2010	dependent on each event
Domestic and international transport - export and import (e)	8/24/2010	dependent on each event
Multi-risk - Compagas (f)	8/10/2010	5,767
Multi-risk - Compagas (f)	9/20/2010	720
Multi-risk - Elejor (f)	6/5/2010	1,961
Vehicles (g)	5/20/2010	market value
Miscellaneous risks (h)	8/24/2010	717
Operational risks - Elejor (i)	9/25/2010	612,000
Operational risks - UEG Araucária (j)	5/31/2010	469,966
Court guarantee (k)	2/5/2012	33,223

a) Insurance against specified risks

This policy covers substations and power plants, listing their main equipment and respective insured amounts. It provides basic coverage against fire, lightning strikes, explosions of any kind, and additional coverage against potential electrical damage, miscellaneous risks, and risk to electronics and computers.

b) Fire insurance

This policy covers both Company-owned and rented facilities and part of their contents. It ensures payment of reparations to the insurance holder or property owner for the damages resulting from basic fire hazards, lightning strikes, and explosions of any kind, plus additional coverage against windstorms.

c) Civil liability insurance

This insurance provides coverage against liability for involuntary damages, bodily and/or material and/or moral, caused to third-parties as a result of the Company’s commercial and/or industrial operations.

d) Insurance against engineering risks - COPEL

This insurance provides coverage against risks of installation, assembly, disassembly, and testing of new equipment, particularly at substations and power plants. Policies are purchased before each risk event, according to the occurrence and need for coverage against risks of carrying out engineering services.

e) Transportation insurance

This insurance provides coverage against losses and damages caused to products transported by any appropriate means within both the domestic and foreign marketplace and during import and export operations to and from foreign markets. Policies are purchased before each risk event, and are basically used to cover the transport of electrical, electronic, and telecommunications equipment.

f) Multi-risk insurance

This policy comprises the assets of the Company and provides coverage against potential damages caused by fire, lighting strikes, explosions, electrical malfunctions, risks to electronic equipment, recovery of records and documents, windstorms, smoke, and theft or aggravated larceny.

g) Vehicle insurance

This insurance covers the payment of reparations of damage suffered and expenses incurred as a result of risks to which Compagas’ 15 insured vehicles are subject. It provides basic coverage for the vehicles and additional and optional civil liability coverage against material, bodily, and moral damages caused to third-parties. Coverage limits for damages to third-parties are R$ 150 for material damages and R$ 300 for bodily damages, for each vehicle.

h) Insurance for miscellaneous risks - COPEL

This insurance covers losses and material damage caused to the assets listed in the policy by any accidents with an external cause, including transport risks.

This type of insurance covers mobile and/or stationary electric equipment, computers, and electronics, whether in use at the Company's facilities or leased or loaned to third-parties.

i) Insurance for operational risks - Elejor

This insurance covers sudden, unforeseen, and accidental losses and material damage to ELEJOR buildings, merchandise, raw materials, unfinished and finished products, packages, machinery, tools, furniture, and other devices and facilities which are part of the insured establishment, in addition to loss of profits.

j) Insurance against operational risks – UEG Araucária

This policy provides coverage against all risks (all legally insurable risks), including machinery failure, for all the facilities of the Araucária Thermal Power Plant.

k) Court guarantee

This insurance covers the settlement of final rulings in lawsuits against Compagas. It has the same standing as a judicial bond, replacing judicial deposits in cash, attachment of assets, and bank guarantees.

This performance bond is aimed at companies which, being under contract, are bound to guarantee to its customers that such contracts, as far as pricing, deadlines and other specifications, will be performed in full. Public agencies within the direct or indirect public administration may also, pursuant to Law no. 8,666/93 and to Law no. 8,883/94, receive insurance policies as guarantee from its suppliers of goods and services, contractors, and public tender participants.

This type of insurance is designed to guarantee full performance of a contract. It does not cover damages but rather liabilities for breach of contract, and it is a form of contractual guarantee provided for by Brazilian law, which may replace bank guarantees, cash bonds, or government bonds.

37 Wholly-owned Subsidiaries

Shown below are the financial statements, reclassified for purposes of standardizaiton of the chart of accounts, as of December 31, 2009 and 2008, of the following subsidiaries of COPEL: Copel Geração e Transmissão (GET), Copel Distribuição (DIS), Copel Telecomunicações (TEL), Compagas (COM), Elejor (ELE), UEG Araucária (UEG), Copel Participações (PAR), Copel Empreendimentos (CEM), Centrais Eólicas (CEO), and Dominó Holdings (DOM). In order to allow the analysis of the statement of operations according to the nature of the expenses, the operating costs and expenses are presented in aggregate form.

ASSETS	GET	DIS	TEL	COM	ELE	UEG	CEM	CEO	DOM
2009

TOTAL ASSETS	5,384,160	5,929,073	256,770	263,264	610,415	658,550	399,106	9,490	307,547
CURRENT ASSETS	1,145,067	1,708,450	56,063	64,047	58,016	145,581	8,347	7,993	6,384
Cash and cash equivalents	784,032	192,468	31,889	41,177	19,581	131,257	8,043	7,849	812
Customers and distributors	235,752	835,788	-	19,993	16,326	-	-	83	-
Telecommunications services	-	-	12,079	-	-	-	-	-	-
Dividends receivable	3,931	-	-	-	-	-	-	-	5,135
Services in progress	18,497	73,975	-	-	-	-	-	-	-
CRC transferred to the State Government	-	49,549	-	-	-	-	-	-	-
Recoverable taxes	9,479	202,283	4,113	556	-	13,645	304	54	437
Deferred regulatory assets - CVA	-	218,500	-	-	-	-	-	-	-
Other regulatory assets	-	17,526	-	-	-	-	-	-	-
Collaterals and escrow deposits	72,061	19,626	-	195	21,631	27	-	-	-
Other receivables	11,632	22,565	816	955	478	652	-	7	-
Inventories	9,683	76,170	7,166	1,171	-	-	-	-	-
NONCURRENT ASSETS	4,239,093	4,220,623	200,707	199,217	552,399	512,969	390,759	1,497	301,163
Long-term receivables	137,614	1,701,435	11,063	30,474	240	245	-	-	91
Customers and distributors, net	-	51,377	-	21,067	-	-	-	-	-
Telecommunications services	-	-	1,011	-	-	-	-	-	-
CRC transferred to the State Government	-	1,205,025	-	-	-	-	-	-	-
Recoverable taxes	86,747	279,166	10,020	524	-	-	-	-	-
Deferred regulatory assets - CVA	-	98,963	-	-	-	-	-	-	-
Bonds and securities	40,103	-	-	-	-	-	-	-	-
Collaterals and escrow deposits	-	24,195	-	-	-	-	-	-	-
Judicial deposits	8,883	38,098	32	185	240	245	-	-	91
Advance payments to suppliers	-	-	-	8,290	-	-	-	-	-
Other receivables	1,881	4,611	-	408	-	-	-	-	-
Investments	403,750	4,250	-	2	-	-	390,759	-	298,153
Property, Plant, and Equipment	3,632,010	2,474,528	188,586	167,072	552,031	512,707	-	1,497	1
Intangible Assets	65,719	40,410	1,058	1,669	128	17	-	-	2,918

LIABILITIES	GET	DIS	TEL	COM	ELE	UEG	CEM	CEO	DOM
2009

TOTAL LIABILITIES	5,384,160	5,929,073	256,770	263,264	610,415	658,550	399,106	9,490	307,547
CURRENT LIABILITIES	893,028	1,299,058	20,920	56,800	89,770	3,685	-	5,645	4,959
Loans and financing	52,616	12,490	-	6,349	-	-	-	-	-
Debentures	-	-	-	-	36,957	-	-	-	-
Suppliers	121,657	433,800	5,158	24,275	3,337	2,604	-	2	7
Taxes and social contributions	133,505	282,590	2,706	11,848	2,734	367	-	27	300
Dividends due	473,108	206,481	1,156	8,228	7,150	-	-	5,616	4,647
Payroll and labor provisions	54,006	139,562	10,730	2,240	111	32	-	-	5
Post-employment benefits	5,969	15,501	990	-	-	-	-	-	-
Deferred regulatory liabilities - CVA	-	25,020	-	-	-	-	-	-	-
Other regulatory liabilities	-	8,315	-	-	-	-	-	-	-
Customer charges due	3,791	25,732	-	-	-	-	-	-	-
R&D and EEP	11,741	106,761	-	-	1,830	673	-	-	-
Concession charge - ANEEL grant	-	-	-	-	36,576	-	-	-	-
Other accounts payable	36,635	42,806	180	3,860	1,075	9	-	-	-
NONCURRENT LIABILITIES	829,432	1,454,348	16,394	17,030	419,109	3,600	-	-	4
Loans and financing	300,809	147,224	-	6,394	117	-	-	-	-
Debentures	-	-	-	-	153,384	-	-	-	-
Provisions for contingencies	213,223	229,129	1,983	320	190	3,053	-	-	4
Intercompany loans	-	658,724	-	-	265,418	-	-	-	-
Suppliers	196,863	-	-	-	-	-	-	-	-
Taxes and social contributions	-	82,114	-	8,953	-	547	-	-	-
Post-employment benefits	96,013	241,546	14,411	1,006	-	-	-	-	-
Deferred regulatory liabilities - CVA	-	25,020	-	-	-	-	-	-	-
Other regulatory liabilities	-	26	-	-	-	-	-	-	-
R&D and EEP	19,928	70,565	-	-	-	-	-	-	-
Other accounts payable	2,596	-	-	357	-	-	-	-	-
SHAREHOLDERS' EQUITY	3,661,700	3,175,667	219,456	189,434	101,536	651,265	399,106	3,845	302,584
Stock capital	3,505,994	2,624,841	194,755	111,140	69,450	707,440	397,983	3,061	113,368
Capital reserves	-	-	-	-	1,322	-	39,618	-	-
Profit reserves	155,706	550,826	24,701	78,294	30,764	-	-	784	189,216
Accumulated losses	-	-	-	-	-	(56,175)	(38,495)	-	-

STATEMENT OF INCOME	GET	DIS	TEL	COM	ELE	UEG	CEM	CEO	DOM
2009

OPERATING REVENUES	1,894,220	6,702,849	142,366	269,049	181,637	40,583	-	1,088	-
Electricity sales to final customers	161,174	3,096,604	-	-	-	-	-	-	-
Electricity sales to distributors	1,445,063	63,841	-	-	181,637	-	-	1,088	-
Use of main transmission grid	251,797	3,471,023	-	-	-	-	-	-	-
Telecommunications revenues	-	-	142,072	-	-	-	-	-	-
Distribution of piped gas	-	-	-	264,009	-	-	-	-	-
Leases and rents	1,136	57,178	-	-	-	40,583	-	-	-
Other operating revenues	35,050	14,203	294	5,040	-	-	-	-	-
DEDUCTIONS FROM OPERATING REVENUES	(273,075)	(2,812,768)	(24,582)	(56,167)	(8,669)	(3,754)	-	(350)	-
NET OPERATING REVENUES	1,621,145	3,890,081	117,784	212,882	172,968	36,829	-	738	-
OPERATING COSTS AND EXPENSES	(806,827)	(3,613,317)	(89,324)	(163,287)	(81,862)	(59,795)	(35)	(458)	(2,173)
Energy purchased for resale	(73,679)	(1,902,998)	-	-	(2,022)	-	-	-	-
Use of main transmission grid	(181,159)	(490,646)	-	-	(10,674)	(14,021)	-	-	-
Personnel and management	(195,554)	(549,050)	(38,822)	(9,867)	(1,767)	(380)	-	-	(27)
Pension and healthcare plans	13,356	(24,993)	(1,165)	(1,153)	-	-	-	-	-
Materials and supplies	(12,268)	(52,841)	(1,294)	(645)	(576)	(66)	-	(227)	(1)
Raw materials and supplies for electricity
generation	(21,979)	-	-	-	-	(1,936)	-	-	-
Natural gas and supplies for gas business	-	-	-	(135,353)	-	-	-	-	-
Third-party services	(62,230)	(250,563)	(11,429)	(4,567)	(8,599)	(10,551)	(1)	(56)	(1,332)
Depreciation and amortization	(136,274)	(165,185)	(31,111)	(9,003)	(16,387)	(31,896)	-	(208)	(730)
Provisions and reversals	(31,352)	(102,886)	(1,564)	(32)	(190)	-	-	-	-
Concession charge - ANEEL grant	-	-	-	-	(35,905)	-	-	-	-
Other operating costs and expenses	(105,688)	(74,155)	(3,939)	(2,667)	(5,742)	(945)	(34)	33	(83)

OPERATING INCOME BEFORE FINANCIAL
RESULTS AND EQUITY IN RESULTS OF
INVESTEES	814,318	276,764	28,460	49,595	91,106	(22,966)	(35)	280	(2,173)
Interest income (expenses)	68,019	100,246	4,228	2,604	(45,756)	13,105	741	730	(428)
Result of equity in investees	(4,806)	-	-	-	-	-	(5,917)	-	22,670
OPERATING INCOME (EXPENSES)	877,531	377,010	32,688	52,199	45,350	(9,861)	(5,211)	1,010	20,069
Provision for income tax and s. contribution	(220,340)	(27,270)	(7,645)	(16,733)	(15,244)	-	(144)	(226)	-
Deferred income tax and social contribution	(2,405)	(30,027)	(151)	(822)	-	-	-	-	-
INCOME (EXPENSES) FOR THE PERIOD	654,786	319,713	24,892	34,644	30,106	(9,861)	(5,355)	784	20,069

ASSETS	GET	DIS	TEL	COM	ELE	UEG	PAR	CEM	CEO	DOM
2008

TOTAL ASSETS	5,380,379	5,483,670	243,934	260,485	620,177	670,698	-	404,461	9,905	292,375
CURRENT ASSETS	1,261,255	1,603,722	48,259	80,942	51,478	136,090	-	7,785	8,200	7,199
Cash and cash equivalents	920,861	354,286	29,638	55,892	136	117,189	-	7,598	8,097	1,424
Customers and distributors	220,963	759,209	-	22,450	15,300	-	-	-	96	-
Telecommunications services, net	-	-	10,837	-	-	-	-	-	-	-
Dividends receivable	-	-	-	-	-	-	-	-	-	5,247
Services in progress	10,541	54,224	-	-	-	-	-	-	-	-
CRC transferred to the State Government	-	47,133	-	-	-	-	-	-	-	-
Recoverable taxes	7,530	141,399	2,076	556	1,634	9,420	-	187	-	528
Deferred regulatory assets - CVA	-	111,098	-	-	-	-	-	-	-	-
Other regulatory assets	-	31,511	-	-	-	-	-	-	-	-
Collaterals and escrow deposits	79,079	37,208	-	-	34,042	29	-	-	-	-
Other receivables	11,858	19,504	557	1,508	366	9,452	-	-	7	-
Inventories	10,423	48,150	5,151	536	-	-	-	-	-	-
NONCURRENT ASSETS	4,119,124	3,879,948	195,675	179,543	568,699	534,608	-	396,676	1,705	285,176
Long-term receivables	113,219	1,768,466	12,980	26,691	231	-	-	-	-	3
Customers and distributors, net	75	81,855	-	23,650	-	-	-	-	-	-
Telecommunications services	-	-	3,211	-	-	-	-	-	-	-
CRC transferred to the State Government	-	1,272,770	-	-	-	-	-	-	-	-
Recoverable taxes	89,433	241,987	9,417	434	-	-	-	-	-	-
Deferred regulatory assets - CVA	-	53,494	-	-	-	-	-	-	-	-
Other regulatory assets	-	11,085	-	-	-	-	-	-	-	-
Collaterals and escrow deposits	-	37,868	-	-	-	-	-	-	-	-
Judicial deposits	21,830	64,698	352	115	231	-	-	-	-	3
Advance payments to suppliers	-	-	-	2,435	-	-	-	-	-	-
Other receivables	1,881	4,709	-	57	-	-	-	-	-	-
Investments	412,646	2,474	-	2	-	-	-	396,676	-	281,524
Property, Plant, and Equipment	3,530,039	2,081,585	181,587	150,833	568,340	534,585	-	-	1,705	1
Intangible Assets	63,220	27,423	1,108	2,017	128	23	-	-	-	3,648

LIABILITIES	GET	DIS	TEL	COM	ELE	UEG	PAR	CEM	CEO	DOM
2008

TOTAL LIABILITIES	5,380,379	5,483,670	243,934	260,485	620,177	670,698	-	404,461	9,905	292,375
CURRENT LIABILITIES	942,890	1,124,075	21,960	66,455	75,516	5,901	-	-	1,228	5,626
Loans and financing	61,373	14,313	-	6,526	-	-	-	-	-	-
Debentures	-	-	-	-	25,767	-	-	-	-	-
Suppliers	68,791	415,006	5,287	38,769	4,597	3,501	-	-	2	4
Taxes and social contributions	128,827	206,295	1,922	8,842	1,209	375	-	-	1,226	383
Dividends due	562,618	141,100	3,655	10,814	1,538	-	-	-	-	5,237
Payroll and labor provisions	39,664	109,161	8,737	1,421	119	41	-	-	-	2
Post-employment benefits	5,908	15,106	1,018	-	-	-	-	-	-	-
Deferred regulatory liabilities - CVA	-	28,327	-	-	-	-	-	-	-	-
Other regulatory liabilities	11,680	14,512	-	-	-	-	-	-	-	-
Customer charges due	3,548	39,575	-	-	-	-	-	-	-	-
R&D and EEP	28,352	93,506	-	-	2,652	1,974	-	-	-	-
Concession charge - ANEEL grant	-	-	-	-	38,649	-	-	-	-	-
Other accounts payable	32,129	47,174	1,341	83	985	10	-	-	-	-
NONCURRENT LIABILITIES	808,528	1,317,310	18,050	23,828	466,875	3,671	-	-	-	4
Loans and financing	246,927	153,326	-	13,111	26,092	-	-	-	-	-
Debentures	-	-	-	-	202,116	-	-	-	-	-
Provisions for contingencies	183,421	191,483	958	284	-	3,053	-	-	-	4
Intercompany loans	-	597,227	-	-	238,060	-	-	-	-	-
Suppliers	237,807	-	-	-	-	-	-	-	-	-
Taxes and social contributions	-	20,869	-	8,041	-	618	-	-	-	-
Post-employment benefits	130,054	278,005	17,092	728	-	-	-	-	-	-
Deferred regulatory liabilities - CVA	-	2,373	-	-	-	-	-	-	-	-
Other regulatory liabilities	-	7,257	-	-	-	-	-	-	-	-
R&D and EEP	5,324	66,755	-	-	-	-	-	-	-	-
Other accounts payable	4,995	15	-	1,664	607	-	-	-	-	-
SHAREHOLDERS' EQUITY	3,628,961	3,042,285	203,924	170,202	77,786	661,126	-	404,461	8,677	286,745
Stock capital	3,400,378	2,171,928	194,755	85,143	69,848	707,440	-	397,983	3,061	113,368
Capital reserves	-	-	-	-	1,134	-	-	39,618	-	-
Profit reserves	228,583	870,357	9,169	85,059	6,804	-	-	-	5,616	173,377
Accumulated losses	-	-	-	-	-	(46,314)	-	(33,140)	-	-

STATEMENT OF INCOME	GET	DIS	TEL	COM	ELE	UEG	PAR	CEM	CEO	DOM
2008

OPERATING REVENUES	1,804,035	6,264,057	113,734	289,839	172,127	45,247	-	-	1,070	-
Electricity sales to final customers	165,006	2,804,767	-	-	2,538	-	-	-	-	-
Electricity sales to distributors	1,385,477	60,722	-	-	169,589	-	-	-	1,070	-
Use of main transmission grid	228,129	3,330,176	-	-	-	-	-	-	-	-
Telecommunications revenues	-	-	113,734	-	-	-	-	-	-	-
Distribution of piped gas	-	-	-	286,120	-	-	-	-	-	-
Leases and rents	891	50,245	-	-	-	45,247	-	-	-	-
Other operating revenues	24,532	18,147	-	3,719	-	-	-	-	-	-
DEDUCTIONS FROM OPERATING REVENUES	(259,947)	(2,498,139)	(19,435)	(56,103)	(8,602)	(4,185)	-	-	(206)	-
NET OPERATING REVENUES	1,544,088	3,765,918	94,299	233,736	163,525	41,062	-	-	864	-
OPERATING COSTS AND EXPENSES	(739,606)	(3,180,801)	(77,098)	(190,328)	(93,464)	(54,327)	(7,632)	-	1,701	(2,149)
Energy purchased for resale	(70,065)	(1,789,931)	-	-	(815)	-	-	-	-	-
Use of main transmission grid	(163,618)	(366,561)	-	-	(14,599)	(7,081)	-	-	-	-
Personnel and management	(160,350)	(462,382)	(32,570)	(7,641)	(1,574)	(402)	(2,927)	-	-	(16)
Pension and healthcare plans	(415)	(27,464)	(1,627)	37	-	-	(407)	-	-	-
Materials and supplies	(10,281)	(44,466)	(1,659)	(542)	(215)	(67)	(1)	-	(228)	(1)
Raw materials and supplies for generation	(19,577)	-	-	-	-	(2,230)	-	-	-	-
Natural gas and supplies for gas business	-	-	-	(163,846)	-	-	-	-	-	-
Third-party services	(59,533)	(207,434)	(12,295)	(4,454)	(7,573)	(13,159)	(262)	-	(478)	(1,373)
Depreciation and amortization	(135,704)	(176,081)	(29,731)	(9,364)	(16,483)	(31,722)	(4,656)	-	(209)	(730)
Provisions and reversals	(20,919)	(75,316)	3,081	(116)	-	-	-	-	2,625	(3)
Concession charge - ANEEL grant	-	-	-	-	(45,710)	-	-	-	-	-
Other operating costs and expenses	(99,144)	(31,166)	(2,297)	(4,402)	(6,495)	334	621	-	(9)	(26)
OPERATING INCOME BEFORE FINANCIAL
RESULTS AND EQUITY IN RESULTS OF
INVESTEES	804,482	585,117	17,201	43,408	70,061	(13,265)	(7,632)	-	2,565	(2,149)
Interest income (expenses)	23,956	146,909	3,603	5,924	(60,464)	12,471	23,680	816	3,110	(359)
Result of equity in investees	5,759	-	-	-	-	-	26,872	(655)	-	23,158
OPERATING INCOME (EXPENSES)	834,197	732,026	20,804	49,332	9,597	(794)	42,920	161	5,675	20,650
Provision for income tax and s. contribution	(205,537)	(100,483)	(5,237)	(15,791)	(3,121)	-	(2,230)	(170)	(1,117)	(6)
Deferred income tax and social contribution	(5,483)	(87,169)	(1,723)	(1,234)	-	-	1,522	-	-	-
INCOME (EXPENSES) FOR THE PERIOD	623,177	544,374	13,844	32,307	6,476	(794)	42,212	(9)	4,558	20,644

38 Segment Information

In order to allow the analysis of the statement of income according to the nature of the expenses, the operating costs and expenses are presented in aggregate form. These statements feature the results of operations of 2009 and 2008, not taking into account the equity in the results of subsidiaries.

STATEMENT OF INCOME									Subtractions
	GET	DIS	TEL	COM	ELE	UEG	Outras	COPEL	and	Consolidated
2009									minority int.
OPERATING REVENUES	1,894,220	6,702,849	142,366	269,049	181,637	40,583	1,088	-	(435,116)	8,796,676
Electricity sales to final customers	161,174	3,096,604	-	-	-	-	-	-	(4,091)	3,253,687
Electricity sales to distributors	1,445,063	63,841	-	-	181,637	-	1,088	-	(296,823)	1,394,806
Charges for the use of the power grid	251,797	3,471,023	-	-	-	-	-	-	(86,851)	3,635,969
Telecommunications revenues	-	-	142,072	-	-	-	-	-	(37,228)	104,844
Distribution of piped gas	-	-	-	264,009	-	-	-	-	(2,684)	261,325
Leases and rents	1,136	57,178	-	-	-	40,583	-	-	(1,200)	97,697
Other operating revenues	35,050	14,203	294	5,040	-	-	-	-	(6,239)	48,348
DEDUCTIONS FROM OPERATING REVENUES	(273,075)	(2,812,768)	(24,582)	(56,167)	(8,669)	(3,754)	(350)	-	-	(3,179,365)
NET OPERATING REVENUES	1,621,145	3,890,081	117,784	212,882	172,968	36,829	738	-	(435,116)	5,617,311
OPERATING COSTS AND EXPENSES	(806,827)	(3,613,317)	(89,324)	(163,287)	(81,862)	(59,795)	(2,666)	111,928	435,116	(4,270,034)
Power purchased for resale	(73,679)	(1,902,998)	-	-	(2,022)	-	-	-	296,823	(1,681,876)
Charges for the use of the power grid	(181,159)	(490,646)	-	-	(10,674)	(14,021)	-	-	86,851	(609,649)
Personnel and management	(195,554)	(549,050)	(38,822)	(9,867)	(1,767)	(380)	(27)	(7,083)	-	(802,550)
Pension and healthcare plans	13,356	(24,993)	(1,165)	(1,153)	-	-	-	(222)	-	(14,177)
Materials and supplies	(12,268)	(52,841)	(1,294)	(645)	(576)	(66)	(228)	(13)	-	(67,931)
Raw materials and supplies - generation	(21,979)	-	-	-	-	(1,936)	-	-	2,684	(21,231)
Natural gas and supplies - gas business	-	-	-	(135,353)	-	-	-	-	-	(135,353)
Third-party services	(62,230)	(250,563)	(11,429)	(4,567)	(8,599)	(10,551)	(1,389)	(4,338)	47,558	(306,108)
Depreciation and amortization	(136,274)	(165,185)	(31,111)	(9,003)	(16,387)	(31,896)	(938)	(754)	-	(391,548)
Provisions and reversals	(31,352)	(102,886)	(1,564)	(32)	(190)	-	-	187,231	-	51,207
Concession charge - ANEEL grant	-	-	-	-	(35,905)	-	-	-	-	(35,905)
Compensation for use of water resources	(75,819)	-	-	-	(4,408)	-	-	-	-	(80,227)
Other operating costs and expenses	(29,869)	(74,155)	(3,939)	(2,667)	(1,334)	(945)	(84)	(62,893)	1,200	(174,686)
RESULT OF OPERATIONS	814,318	276,764	28,460	49,595	91,106	(22,966)	(1,928)	111,928	-	1,347,277
Financial income (losses)	68,019	100,246	4,228	2,604	(45,756)	13,105	1,043	(77,865)	-	65,624
Result of equity in investees	-	-	-	-	-	-	22,670	(8,343)	-	14,327
OPERATING INCOME (LOSSES)	882,337	377,010	32,688	52,199	45,350	(9,861)	21,785	25,720	-	1,427,228
Provision for income tax and s. contribution	(220,340)	(27,270)	(7,645)	(16,733)	(15,244)	-	(370)	-	-	(287,602)
Deferred income tax and social contribution	(2,405)	(30,027)	(151)	(822)	-	-	-	(56,319)	-	(89,724)
Minority interests	-	-	-	-	-	-	-	-	(23,469)	(23,469)
INCOME (LOSSES) FOR THE PERIOD	659,592	319,713	24,892	34,644	30,106	(9,861)	21,415	(30,599)	(23,469)	1,026,433

STATEMENT OF INCOME									Subtractions
	GET	DIS	TEL	COM	ELE	UEG	Other	COPEL	and	Consolidated
2008									minority int.

OPERATING REVENUES	1,804,035	6,264,057	113,734	289,839	172,127	45,247	1,070	-	(384,714)	8,305,395
Electricity sales to final customers	165,006	2,804,767	-	-	2,538	-	-	-	(3,431)	2,968,880
Electricity sales to distributors	1,385,477	60,722	-	-	169,589	-	1,070	-	(253,764)	1,363,094
Charges for the use of the power grid	228,129	3,330,176	-	-	-	-	-	-	(85,207)	3,473,098
Telecommunications revenues	-	-	113,734	-	-	-	-	-	(33,130)	80,604
Distribution of piped gas	-	-	-	286,120	-	-	-	-	(2,411)	283,709
Leases and rents	891	50,245	-	-	-	45,247	-	-	(1,067)	95,316
Other operating revenues	24,532	18,147	-	3,719	-	-	-	-	(5,704)	40,694
DEDUCTIONS FROM OPERATING REVENUES	(259,947)	(2,498,139)	(19,435)	(56,103)	(8,602)	(4,185)	(206)	-	-	(2,846,617)
NET OPERATING REVENUES	1,544,088	3,765,918	94,299	233,736	163,525	41,062	864	-	(384,714)	5,458,778
OPERATING COSTS AND EXPENSES	(739,606)	(3,180,801)	(77,098)	(190,328)	(93,464)	(54,327)	(8,080)	(53,226)	384,792	(4,012,138)
Power purchased for resale	(70,065)	(1,789,931)	-	-	(815)	-	-	-	245,725	(1,615,086)
Charges for the use of the power grid	(163,618)	(366,561)	-	-	(14,599)	(7,081)	-	-	85,207	(466,652)
Personnel and management	(160,350)	(462,382)	(32,570)	(7,641)	(1,574)	(402)	(2,943)	(5,965)	-	(673,827)
Pension and healthcare plans	(415)	(27,464)	(1,627)	37	-	-	(407)	(140)	-	(30,016)
Materials and supplies	(10,281)	(44,466)	(1,659)	(542)	(215)	(67)	(230)	(14)	-	(57,474)
Raw materials and supplies - generation	(19,577)	-	-	-	-	(2,230)	-	-	2,533	(19,274)
Natural gas and supplies - gas business	-	-	-	(163,846)	-	-	-	-	-	(163,846)
Third-party services	(59,533)	(207,434)	(12,295)	(4,454)	(7,573)	(13,159)	(2,113)	(3,909)	42,222	(268,248)
Depreciation and amortization	(135,704)	(176,081)	(29,731)	(9,364)	(16,483)	(31,722)	(5,595)	(63)	-	(404,743)
Provisions and reversals	(20,919)	(75,316)	3,081	(116)	-	-	2,622	(8,246)	-	(98,894)
Concession charge - ANEEL grant	-	-	-	-	(45,710)	-	-	-	-	(45,710)
Compensation for use of water resources	(81,493)	-	-	-	(5,020)	-	-	-	-	(86,513)
Other operating costs and expenses	(17,651)	(31,166)	(2,297)	(4,402)	(1,475)	334	586	(34,889)	9,105	(81,855)
RESULT OF OPERATIONS	804,482	585,117	17,201	43,408	70,061	(13,265)	(7,216)	(53,226)	78	1,446,640
Financial income (losses)	23,956	146,909	3,603	5,924	(60,464)	12,471	27,247	(65,205)	(78)	94,363
Result of equity in investees	-	-	-	-	-	-	12,687	1,269	-	13,956
OPERATING INCOME (LOSSES)	828,438	732,026	20,804	49,332	9,597	(794)	32,718	(117,162)	-	1,554,959
Provision for income tax and s. contribution	(205,537)	(100,483)	(5,237)	(15,791)	(3,121)	-	(3,523)	(18,372)	-	(352,064)
Deferred income tax and social contribution	(5,483)	(87,169)	(1,723)	(1,234)	-	-	1,522	(11,995)	-	(106,082)
Minority interests	-	-	-	-	-	-	-	-	(18,069)	(18,069)
INCOME (LOSSES) FOR THE PERIOD	617,418	544,374	13,844	32,307	6,476	(794)	30,717	(147,529)	(18,069)	1,078,744

39 Subsequent Event

On March 5, 2010, COPEL provided R$ 126,000 to investee ELEJOR, corresponding to its 70% interest in the company; Paineira, the other shareholder, also provided funds corresponding to its 30% interest. ELEJOR then made a payment of R$ 179,647 to BNDESPAR to settle debentures issued by the company and held by BNDESPAR.

Deloitte Touche Tohmatsu
Rua Pasteur, 463 - 5º andar
Curitiba – PR – 80250-080
Brasil

Tel: + 55 (41) 3312-1400
Fax:+ 55 (41) 3312-1470
www.deloitte.com.br

REPORT BY THE INDEPENDENT AUDITORS

To the
Shareholders, Directors, and Officers of
Companhia Paranaense de Energia – COPEL
Curitiba – PR

1. We have reviewed the balance sheets of Companhia Paranaense de Energia – COPEL (Parent Company and consolidated) and its subsidiaries as of December 31, 2009 and 2008 and the corresponding statements of income, of changes in shareholders' equity (Parent Company), of cash flows, and of added value for the fiscal years ended on those dates, prepared under the responsibility of the Company’s senior management. Our duty is to issue an opinion about these financial statements.

2. Our reviews were carried out in compliance with the audit rules applicable in Brazil and comprised: (a) planning, considering the importance of balances, the volume of transactions, and the accounting and internal control systems of the Company and of its subsidiaries, (b) the verification, based on testing, of the evidence and of the records on which the disclosed accounting amounts and information are based, and (c) the evaluation of the most representative accounting practices and estimates adopted by the management of the Company and of its subsidiaries, as well as the presentation of the financial statements as a whole.

3. We believe the financial statements discussed in paragraph 1 adequately convey, in all material aspects, the balance sheet and financial position of Companhia Paranaense de Energia –COPEL (Parent Company and consolidated) and its subsidiaries as of December 31, 2009 and 2008, and the results of operations, the changes in shareholders’ equity (Parent Company), the cash flows, and the added values in connection with the operations conducted in the fiscal years ended on those dates, in compliance with the accounting practices adopted in Brazil.

Curitiba, March 15, 2010.

DELOITTE TOUCHE TOHMATSU	Iara Pasian
Independent Auditors	Accountant
CRC nº 2 SP 011609/O-8 F-PR	CRC nº 1 SP 121517/O-3 S/PR

SUMMARY OF THE ANNUAL REPORT BY THE AUDIT COMMITTEE

The Audit Committee of Companhia Paranaense de Enegia – COPEL, pursuant to its annual schedule of meetings, previously discussed and approved by its members, held regular bimonthly meetings; quarterly meetings with the Fiscal Council, to review the Company’s financial statements; and monthly meetings with the Company’s executive officers, independent auditors, and the internal audit team in order to make inquiries and to review other matters within the scope of its powers.

In 2009, the Committee focused on evaluating the internal control and risk management systems; on evaluating the work of the external auditors (Deloitte Touche Tohmatsu) and its results as far as the Company’s financial statements and reports; on analyzing the aspects concerning the preparation process for snapshot statements and balance sheets, notes, and financial reports published in conjunction with the consolidated financial statements; on reviewing the relevant practices used by COPEL for the preparation of its financial statements; and on analyzing and keeping track of the work done by the Internal Audit team, in order to improve its performance.

The regulatory duties of the Committee included, among other activities:

a) analysis and report on the balance sheet for 2008; b) evaluation and approval of the results and the financial information for the four quarters of 2009; c) monitoring of the progress of the Company's budget; d) review of the financial statements and how they are prepared and presented; e) monitoring and approval of the hiring of an independent auditing company; f) monitoring and supervision of the work conducted by the Company's Internal Audit Team; g) monitoring of the review of alternative accounting treatment methods for accounting and financial information; h) monitoring of the review of the Company’s risk assessment and management policies; i) evaluation of the main activities by the Chief Executive Office, the Chief Management Office, the Chief Finance, Investor Relations, and Corporate Partnerships Office, and the Chief Power Distribution Office; j) analysis, approval, and monitoring of the Internal Audit Team's planning for 2009; k) monitoring of complaints submitted to the Company’s Ombudsman’s Office through the Confidential Communication Channel, as well as monitoring of the actions taken by the Ombudsman’s Office as regards the automation and advertising of this channel; l) approval of the Company’s 20-F Form; m) monitoring of the management of the companies in which COPEL holds interests; n) analysis and monitoring of the reports prepared by the Internal Audit Team; o) monitoring of the work conducted by the Independent Auditors; p) presentation of the Comment Letter by the Independent Auditors for 2007 and 2008; q) verification of the recommendations made by COPEL’s internal audit, by the independent auditing company, and by the Audit

Committee itself; r) monitoring of the main business risks; s) monitoring the results of the evaluations of the process to improve internal controls in compliance with the requirements of the Sarbanes-Oxley Act, submitted by the Independent Auditors, and also through a self-evaluation questionnaire filled out by the members of the Audit Committee.

Based on the review by the Committee, the procedures and actions adopted to monitor the control and risk management systems, in all material aspects, are well established and properly organized, and no material exceptions that could affect their effectiveness were detected. The Committee only detected minor exceptions, which are being addressed, in order to improve the quality of the financial information, to eliminate risks, and to strengthen the internal control system as a whole.

Based on these reviews and on information provided by Deloitte itself, the Committee attests to the objectivity and independence of the Independent Auditors, since it has not detected any situations which might compromise them. COPEL’s Internal Audit structure, the qualifications of its technical and managerial staff, and the results of their work have also been evaluated as adequate by the Committee.

There has been no record of any reports of violation of rules, lack of controls, actions or omissions by COPEL’s senior management which indicated the existence or evidence of fraud, flaws, or errors which jeopardized the continuity of COPEL or the credibility of its financial statements.

In light of the existing internal control systems, of the range and effectiveness of the work conducted by the independent auditors, and of their opinion, the Audit Committee believes the financial statements as of December 31, 2009 adequately convey the balance sheet and financial position of Companhia Paranaense de Energia – COPEL, in compliance with the accounting practices adopted in Brazil, with the Brazilian Corporate Law, with the rules issued by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários or CVM), and with the regulations issued by the National Electric Energy Agency (Agência Nacional de Energia Elétrica or ANEEL) and by the National Telecommunications Agency (Agência Nacional de Telecomunicações or ANATEL), and recommends to the Board of Directors that these statements be approved.

Curitiba, March 16, 2010

Laurita Costa Rosa

     Chairwoman

Jorge Michel Lepeltier

Rogério de Paula Quadros

REPORT BY THE FISCAL COUNCIL ON THE FINANCIAL STATEMENTS FOR THE YEAR ENDED ON DECEMBER 31, 2009

The members of the Fiscal Council of COMPANHIA PARANAENSE DE ENERGIA - COPEL, undersigned herein, pursuant to their legal powers and duties, reviewed the Financial Statements, the Annual Management Report, and the Management’s Proposal for Distribution of Net Income for the fiscal year ended on December 31, 2009, and, based on their analyses, on further clarifications by the senior management, and on the Report by the Independent Auditors, Deloitte Touche Tohmatsu, concluded that the reviewed documents are adequately presented, in all material aspects, so that they are favorable to the submission of these statements for review and approval at the General Shareholders’ Meeting.

Curitiba, March 16, 2010.

OSMAR ALFREDO KOHLER
Chairman

HERON ARZUA

CASSIO MARTINS CAMARGO PENTEADO JÚNIOR

MARCIO LUCIANO MANCINI

WILSON PORTES

STATEMENT

The Chief Executive Officer and the other Chief Officers of Companhia Paranaense de Energia -COPEL, a mixed capital public corporation headquartered at Rua Coronel Dulcídio 800, Curitiba –PR, registered under Corporate Taxpayer (CNPJ) no. 76,483,817/0001-20, for the purposes of items V and VI of article 25 of CVM Instruction no. 480, dated December 7, 2009, hereby declare that:

(I) they have reviewed, discussed, and agreed with the opinions contained in the report by Delloite Touche Tohmatsu Independent Auditors as regards COPEL's financial statements for the fiscal year ended on December 31, 2009; and

(II) they have reviewed, discussed, and agreed with the financial statements of COPEL for the fiscal year ended on December 31, 2009.

Curitiba, March 15, 2010.

RUBENS GHILARDI	ANTONIO RYCHETA ARTEN
Chief Executive Officer and	Chief Finance, Investor Relations, and
Corporate Partnerships Officer and Chief Acting
Chief Management Officer	Legal Officer

RONALD THADEU RAVEDUTTI	LUIZ ANTONIO ROSSAFA
Chief Power Distribution Officer	Chief Engineering Officer

MARLENE ZANNIN	RAUL MUNHOZ NETO
Chief Environmental and Corporate Citizenship	Chief Power Generation and Transmission and
Officer	Telecommunications Officer

EXPENDITURE BUDGET FOR 2010

In compliance with CVM Instruction no. 480, dated December 7, 2009 and in effect on January 1, 2010, the table below features the proposed capital expenditures for fiscal year 2010 by Companhia Paranaense de Energia - COPEL; its source of funds is tied to financing, generation of cash, and retained earnings, pursuant to article 196 of Law no. 6,404/76.

.
EXPENDITURE PROGRAM	In millions of R$

Generation and Transmission	499.7
Mauá Hydroelectric Power Plant	323.3
Other	176.4
Distribution	761.8
Telecommunications	81.4
TOTAL	1,342.90

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 18, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.